Management Information Circular

2024

Pembina Pipeline Corporation

Notice of Annual Meeting of Shareholders to be held on May 10, 2024

PEMBINA

About Pembina Pipeline Corporation

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America’s energy industry for 70 years.

Purpose We deliver extraordinary energy solutions so the world can thrive Values

Strategic priorities
To be resilient... Sustain, decarbonize, and enhance our businesses	To thrive... Invest in the energy transition to improve the basins in which we operate
To meet global demand... Transform and export our products	To set ourselves apart... Create a differentiated experience for our stakeholders

Pembina’s Investment Proposition	BBB (high) / BBB[1] credit ratings	~$14 billion in dividends returned to common shareholders since IPO
Integrated, difficult to replicate assets provide an enduring competitive advantage and valuable market access
Low risk business model delivers resilient, predictable and growing cash flow
Growth in the Western Canadian Sedimentary Basin is enhancing the utilization of assets and providing significant opportunities to build or expand infrastructure

Competitively positioned to win new business and capture new volumes	over $11.5 million invested in our communities To create safe and inclusive spaces for all, strengthen Indigenous communities, and support a sustainable future[2]
Developing in-strategy energy transition opportunities
Financially strong and able to execute our strategy within the financial guardrails

1  DBRS Morningstar and S&P Global ratings as at March 21, 2024.

2  Total investment value includes cash investments, in-kind giving, volunteering during paid work hours, program management costs and community contributions from outside sources that can be directly linked to our involvement.

3  Individual belongs to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women.

4  As of March 21, 2024.

5  As of December 31, 2023.

6  See Non-GAAP and other financial measures on page 106.

7  Relative to baseline 2019 emissions.

Overall diversity[3] 55% board of directors[4] 42% executive leadership[5]

	$3.8 billion record adjusted EBITDA[6] in 2023	30% targeted reduction in greenhouse gas emissions intensity by 2030[7]

Message from the Chair

I am pleased to invite you to our 2024 annual meeting of shareholders, to be held on Friday, May 10, 2024 at 2:00 p.m. (Mountain daylight time). We are holding a virtual-only meeting again this year, by live audio webcast. Turn to page seven of the 2024 Management Information Circular (attached) to read about how you can attend the meeting and vote your shares.

2023 was another year marked by notable accomplishments and a further demonstration of the strength and stability of Pembina’s business and commitment to its purpose, values, and strategy. Delivering record financial results, especially given the headwinds the company faced from the Alberta and British Columbia wildfires, was a remarkable outcome. Equally extraordinary was how Pembina’s employees went above and beyond, working tirelessly in responding to that challenge. Their commitment to each other, their communities, and our customers made us all proud.

Overseeing Pembina’s Strategy

Last year in my letter, I outlined the strategy that the board approved to drive resilience in Pembina’s business and enable the company to thrive well into the future, even in a dynamic and rapidly evolving energy industry.

Henry W. Sykes Chair of the Board Pembina Pipeline Corporation

2023 was the first year of translating that strategy into action and the board continues to provide the oversight and direction to ensure that the strategy remains compelling and is executed effectively. This includes ensuring Pembina continues to build and mature new capabilities that will be instrumental in its success and ability to deliver value to our shareholders for many years to come.

We dedicate significant time and energy to ensuring that Pembina’s approach to ESG is aligned with our strategy and is being integrated into the company’s long-term business planning, organizational structure, compensation, and corporate policies and practices.

Pembina has a diverse and integrated energy infrastructure business – we are not just a pipeline company, but also operate gas gathering and processing facilities, various natural gas liquids (NGL) infrastructure, and export terminals, while also providing marketing and logistics services. We operate across the hydrocarbon value chain and touch multiple products, including crude oil, condensate, natural gas and NGL. Operating across many different segments within political and energy landscapes that are often changing means the board needs to be thoughtful, knowledgeable, forward-looking, and strategic, especially when approving long-term investments.

It is paramount to the board that Pembina continues to deliver value to shareholders through safe and reliable operations, financial discipline, strategic capital allocation, and acquisitions that support the long-term success of both the company and our customers. Over the past year, there were several notable successes and accomplishments in service of Pembina’s strategy. A highlight of the board’s work was overseeing the acquisition of Enbridge Inc.’s interests in Alliance Pipeline and Aux Sable, which is expected to close on April 1, 2024. In addition to making sure the acquisition was financially compelling, the board had to be satisfied that it aligned with our strategy, and of course we found that it did. Owning more of Alliance and Aux Sable, both unique assets, clearly makes Pembina a stronger, more resilient company.

The board also oversaw the ongoing development of the Cedar LNG project, which represents a transformational opportunity for Pembina, our customers, and our Indigenous partner, the Haisla Nation. Cedar LNG checks many of Pembina’s strategic boxes. Cedar LNG will enhance Pembina’s business and make us more resilient. It will help meet global demand for energy while contributing to lower global emissions by displacing higher emitting energy sources with natural gas. And the positive impact it will have for the Haisla Nation demonstrates true economic reconciliation in action. The board looks forward to continuing our oversight of this important project and making a final investment decision in 2024.

RISE awards

This year I was honoured to attend Pembina’s second annual RISE (Recognize Individuals who Show Excellence) Awards ceremony. It was a wonderful event during which we celebrated the amazing work our employees do every day to make Pembina and their communities better.

The RISE Awards are an inspiring showcase of Pembina’s Values in action. A total of 51 finalists were invited to attend the event, which was the culmination of a thorough selection and evaluation process of hundreds of nominations from across Pembina. Winners were honoured for exceptional achievements in eight categories - leadership, safety, environmental stewardship, continuous improvement, inclusion, commercial & customer service, community spirit, and teamwork – and many other employees nominated for equally exceptional efforts were recognized as well.

The board knows what a privilege it is to have such dedicated and inspirational leaders, as well as a management team that celebrates their efforts. We could not be prouder!

Environment, social and governance

Overseeing Pembina’s environment, social and governance (ESG) strategy is a core responsibility of the board. We dedicate significant time and energy to ensuring that Pembina’s approach to ESG is aligned with our strategy and is being integrated into the company’s long-term business planning, organizational structure, compensation, and corporate policies and practices. The board is pleased to see the progress Pembina has made on many fronts but two in particular stand out.

First, is the work we are doing to reduce our own emissions and support others to do the same. We understand the complexity of providing reliable secure energy to power the economy and improve global standards of living, while at the same time addressing the risks associated with climate change. Recent geopolitical events have displayed the importance of energy security, and we are proud of the part we play in delivering energy solutions in a global economy. We remain on track to meet our target of a 30% reduction in emissions intensity by 2030, relative to 2019 baseline emissions, and continue to evaluate longer-term opportunities to more broadly support and invest in the transition to a lower-carbon economy.

Second, is the progress Pembina has made towards its equity, diversity, and inclusion (EDI) targets at both the board level and across the workforce. We are now exceeding two of our four employee targets, including overall diversity of our executive leadership, as well as the targets for overall diversity and gender diversity on the Board. I believe we are a better board and that we make better, more informed decisions because of this diversity. Further, by building a more diverse and inclusive workforce, Pembina will become a more innovative and resilient organization. ESG is truly a journey. The board endorses the path we are on and is excited to see what Pembina will achieve in the years to come.

Looking to the future

This year will mark Pembina’s 70th year of operations. The company has a rich history and a track record of commercial success and value creation, and I am very enthusiastic about what is yet to come. The board is confident in Pembina’s long-term strategy and ability to pursue new opportunities to ensure that Pembina continues to thrive in both the near and long-term. Pembina’s strong foundation, through its skilled workforce, breadth of assets, strong partnerships, including with Indigenous communities, and commitment to best practices and industry-leading initiatives, will allow it to continue to deliver exceptional returns for our investors.

The board believes that effective governance is essential for building a strong, resilient, and sustainable business and remains committed to maintaining the high standards our shareholders have come to expect from us. We also prioritize clear and transparent disclosure and open communication with our investors and will always take the time to hear their perspectives. The board welcomes your feedback and I invite you to share your views by emailing me at boardchair@pembina.com.

In closing, I would like to thank my fellow directors for their ongoing dedication, professionalism, and stewardship, and the management team and employees for continuing to deliver outstanding operational and financial results. Additionally, thank you to our shareholders for trusting us with your investment. We are grateful for your continued support and the confidence you place in Pembina. We are looking forward to continuing to serve you in 2024 and beyond.

Sincerely,

(signed) “Henry W. Sykes”

Henry W. Sykes

Pembina Pipeline Corporation • 2024 Management Information Circular	4

Notice of our

2024 Annual Meeting of Shareholders

You are invited to our 2024 annual meeting of shareholders (the meeting):

When May 10, 2024 2:00 p.m. (Mountain daylight time)

Where to get a copy of the circular

We use the notice and access procedures to deliver shareholder meeting materials (including this notice and the circular) to registered and beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows eligible companies to post meeting materials online, reducing paper and mailing costs and reducing the related environmental impacts.

You can view the circular at: www.sedarplus.ca, www.sec.gov or https://www.pembina.com/ investors/presentations-events

If you would like us to mail you a paper copy of the circular instead, please contact us:

●  by phone:  1-855-880-7404

●  by email:  investor-relations@pembina.com

You may request a paper copy of the circular free of charge within one year of filing the circular on SEDAR+. In order to receive a paper copy before the date of the meeting, we need your request at least five days before the proxy deposit date listed on the enclosed form of proxy or voting instruction form.

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

How to vote

Registered and beneficial shareholders are encouraged to vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies and voting instruction forms are provided in the circular starting on page 9.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

Where Virtual-only meeting live audio webcast online at https://web.lumiagm.com/463355766

We will cover five items of business at the meeting—see Business of the meeting in our 2024 management information circular (the circular):

1.  Receive our 2023 Audited Consolidated Financial Statements and the auditors’ report thereon.

2.  Vote on electing our directors.

3.  Vote on appointing our auditors.

4.  Vote on our approach to executive compensation.

5.  Vote on any other business that properly comes before the meeting.

Your vote is important

The circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2023 Audited Consolidated Financial Statements and the auditors’ report thereon if you asked us to (in accordance with applicable corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

The meeting will be a virtual-only meeting held by live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. You will find detailed instructions about how to participate in the meeting in the circular starting on page 9. There are different voting processes if you are a registered shareholder or a beneficial shareholder. Most of our shareholders are beneficial shareholders, meaning that they hold their shares through a bank, broker or other such institution. Closely follow the applicable instructions in this notice, the circular and in your voting information form or form of proxy.

By order of the board,

(signed) “Jason Metcalf”

Jason Metcalf

Vice President, General Counsel and Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 21, 2024

Pembina Pipeline Corporation • 2024 Management Information Circular	5

2024 Management Information Circular

Where to find it

8	About the Shareholder Meeting

	9	Voting Information
	14	Business of the Meeting
	19	About the Nominated Directors
31	Corporate Governance
	32	Our Governance Practices
		32	Governance guidelines
		33	The board’s mandate
			33	Ensuring an ethical culture
			35	Strategic planning oversight
			36	Risk management oversight
			37	Sustainability and ESG
			40	Executive succession planning and diversity
			41	Financial management and reporting
			42	Compensation
		43	Shareholder engagement and communicating with the board

	44	About the Board of Directors

	51	Board Committees

	58	Director Compensation

62	Executive Compensation

	63	Letter from the Chair of the Human Resources and Compensation Committee

	67	Compensation Discussion and Analysis
		67	Compensation Governance and Strategy
			67	Compensation oversight
			67	Managing compensation risk
			70	Our compensation strategy
			70	Building equity ownership
			71	Compensation in line with our peers
			73	Compensation process
			74	Compensation elements
			75	Compensation mix
		76	2023 Executive Compensation
			76	Total direct compensation
			77	Base salary
			77	Short-term incentive
			79	Medium and long-term incentives
		84	Our Named Executive Officers
		89	Compensation and Share Performance

	92	2023 Executive Compensation Details
		92	Summary compensation table
		93	Equity incentives
		96	Pension plan benefits
		98	Termination and change of control
		101	Information about our long-term incentive plans

104	General Information

A-1	Schedule “A” Board Charter

About this Management Information Circular

You have received this document because you owned Pembina shares on March 21, 2024 (the record date) and are entitled to vote at our 2024 annual meeting of shareholders, which will be held at 2:00 p.m. (Mountain daylight time) on May 10, 2024, or at a reconvened meeting if the meeting is postponed or adjourned.

The meeting will be held in a virtual-only format, by live audio webcast as a cost-efficient and environmentally friendly way to engage with shareholders. Every registered shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. The meeting cannot be attended in person. The full webcast will be available on the investors page of our website as soon as practicable after the event, including any questions we receive from shareholders and our answers.

This circular is dated and all information is provided herein as of March 21, 2024. In addition, all dollar amounts are in Canadian dollars, unless we note otherwise.

You will find financial information about Pembina in our 2023 Audited Consolidated Financial Statements and Management’s Discussion and Analysis of our Financial and Operating Results (MD&A). You may contact us if you would like to receive a paper a copy of these documents. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

In this document

●  meeting means the annual meeting of shareholders to be held as a virtual-only meeting at 2:00 p.m. (Mountain daylight time) on May 10, 2024

●  you, your, and shareholders mean holders of Pembina common shares

●  we, us, our, Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries

●  common shares, shares and Pembina shares mean common shares in the capital of Pembina

●  circular means this 2024 Management Information Circular

●  board means Pembina’s board of directors

Our principal corporate and registered office:

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

T. 403-231-7500

F. 403-237-0254

This circular contains forward-looking statements that are based on our current expectations, estimates, projections and assumptions in light of our experience and perception of historic trends. This information is provided to assist readers in understanding the company’s future and expectations and may not be appropriate for other purposes. Please see Forward-looking information on page 105 for more information.

In this circular, we also use certain financial measures and ratios that are not specified, defined or determined in accordance with generally accepted accounting principles (GAAP). Please see Non-GAAP and other financial measures on page 106 for more information about these measures and why they are used.

Pembina Pipeline Corporation • 2024 Management Information Circular	7

About the Shareholder Meeting

This section tells you about our 2024 annual meeting of shareholders, what you will be voting on, and how to vote.

Please vote right away – you need to cast your vote by no later than 2:00 p.m. (Mountain daylight time) on May 8, 2024.

Where to find it

9	Voting Information

14	Business of the Meeting

19	About the Nominated Directors

About the Shareholder Meeting – Voting Information

Voting Information

Who can vote?

You can vote at the meeting if you held our common shares at the close of business on the record date of March 21, 2024, even if you sold your common shares after this date.

You are not allowed to vote at the meeting if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting and provide adequate evidence that you own the shares.

Common shares

We are authorized to issue an unlimited number of common shares. As at March 21, 2024, we had 549,576,825 common shares issued and outstanding. Our common shares are listed and trade on the Toronto Stock Exchange (TSX) (TSX: PPL) and the New York Stock Exchange (NYSE) (NYSE: PBA).

To the best of the knowledge of the company’s directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of our common shares.

About voting results We will post the voting results on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Where to go with questions

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at:

1-855-880-7404

investor-relations@pembina.com

Or our proxy solicitation agent, Morrow Sodali at:

1-888-777-1538 (toll-free in North America)

1-289-695-3075 (outside North America)

assistance@morrowsodali.com

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or Morrow Sodali (Canada) Ltd. (Morrow Sodali), our strategic shareholder advisor and proxy solicitation agent, by mail, by telephone or by personal interview. This year, Morrow Sodali is providing governance and strategic shareholder advisory services to the company and may also provide proxy solicitation services in connection with the meeting. We have paid Morrow Sodali approximately $45,000 for proxy solicitation services. We may also pay Morrow Sodali customary fees for contacting shareholders in connection with voting at the meeting in addition to reimbursing Morrow Sodali for any out-of-pocket expenses incurred in connection therewith. Pembina pays all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.

Non-objecting beneficial shareholders may be contacted by Morrow Sodali if we decide to use the Broadridge QuickVote™ service, which allows non-registered shareholders to give their voting instructions for the meeting to Morrow Sodali over the telephone. Morrow Sodali then relays such voting instructions to Broadridge.

Pembina Pipeline Corporation • 2024 Management Information Circular	9

About the Shareholder Meeting – Voting Information

About the virtual meeting

We are holding a virtual-only meeting this year by live audio webcast as a cost-efficient and environmentally friendly way to engage with shareholders. Every registered shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. The meeting cannot be attended in person. The full webcast will be available on the investors page of our website after the event, including any questions we receive from shareholders and our answers to those questions.

Attending as a guest

All shareholders can attend the meeting as a guest by logging in online at https://web.lumiagm.com/463355766, selecting “I am a guest” and completing the required form. If you attend the meeting as a guest, you will not be permitted to vote during the meeting.

Asking questions at the virtual meeting

Questions may be submitted at any time during the webcast through the chat thread on the live webcast; however, during the formal part of the meeting, only questions from registered shareholders and duly appointed proxyholders that relate to the business of the meeting will be addressed.

Pembina will host a live question and answer session after the formal part of the meeting, where we will answer other questions submitted during the meeting. Registered shareholders and duly appointed proxyholders (including beneficial shareholders that have duly appointed themselves as proxyholders) can submit questions during the live question and answer session.

To make sure we can answer as many questions as possible, please keep your questions brief and concise, and limit each question to a single topic. If there are questions from several shareholders or proxyholders on the same topic or that are otherwise related, we may group, summarize and answer them together. While all shareholder questions are welcome, we do not intend to address questions that are not related to the business of the meeting or Pembina’s business or operations, are repetitive or have been asked by another shareholder, are personal in nature or in furtherance of a shareholder’s personal or business interest, are related to material non-public information, are considered derogatory or otherwise offensive, or are out of order or are otherwise not appropriate.

To ensure the meeting is conducted in a way that is fair to all shareholders, the chair of the meeting may exercise discretion in responding to questions, including the order that questions are answered in, the grouping or editing of questions, the amount of time devoted to any question and the appropriateness of a question in accordance with the rules of conduct in effect at the meeting.

Technical difficulties

If you participate in the virtual meeting, it is important that you stay connected to the internet at all times during the meeting in order to vote. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting.

All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. Please do not use Internet Explorer. We recommend that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.

Caution: Internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the meeting. If you are experiencing any difficulty connecting to or viewing the meeting, ensure your VPN setting is disabled or use a computer or other device on a network that is not restricted by any particular security settings.

If you have any questions about the virtual meeting portal or require assistance accessing the meeting website, please go to Lumi’s frequently asked question (FAQ) page at https://www.lumiglobal.com/faq for information or email Lumi directly at support-ca@lumiglobal.com.

Pembina Pipeline Corporation • 2024 Management Information Circular	10

About the Shareholder Meeting – Voting Information

How to vote

You can vote your shares by proxy (by appointing someone—a proxyholder—to represent you), or by attending the virtual meeting and voting. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder, as further described below.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, such as a bank, trust company, securities broker, trustee or other intermediary. The majority of our shares are held by beneficial shareholders. Beneficial shareholders have the option to vote their shares during the virtual meeting or by proxy before the meeting, as set forth below.

Option 1: Vote during the virtual meeting

Before the meeting:

1.

Appoint yourself as the duly appointed proxyholder by printing your own name in the blank space provided in the proxy or voting instruction form. Then return the form in the envelope provided (or by following the instruction on the form). Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

2.

Register online with our transfer agent, Computershare Trust Company of Canada (Computershare) online by going to www.computershare.com/pembina before 2:00 p.m. (Mountain daylight time) on May 8, 2024 and input your name and contact information.

Computershare will email you a username before the meeting. You will need your username to log in to the meeting and vote. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/463355766. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2024
4.	Complete the ballot online during the meeting.

Beneficial shareholders who have not appointed themselves as proxyholder will not be able to vote online during the virtual meeting but will be able to participate as a guest.

Option 2: Vote by proxy before the meeting

If you are a beneficial shareholder and wish to vote by proxy before the meeting, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the proxy form or voting instruction form and send your voting instructions to your nominee. You likely have an earlier deadline for returning your voting instruction form to your nominee, so be sure to complete and return the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Pembina before the proxy cut-off time.

We use Broadridge Financial Solutions Inc. to send proxy-related materials to non-objecting beneficial shareholders. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Beneficial shareholders located in the United States

If you are a beneficial shareholder located in the United States and wish to vote at the meeting or, if permitted, to appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your nominee. Follow the instructions from your nominee included with the legal proxy form or contact your nominee to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your nominee, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, to appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received before 2:00 p.m. (Mountain daylight time) on May 8, 2024. You will receive a confirmation of your registration by email once Computershare receives your registration materials.

Pembina Pipeline Corporation • 2024 Management Information Circular	11

About the Shareholder Meeting – Voting Information

Registered shareholders

You are a registered shareholder if your shares are registered directly in your name. Registered shareholders have the option to vote their shares during the virtual meeting or by proxy before the meeting, as set forth below.

Option 1: Vote during the virtual meeting

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/463355766. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet during the meeting.

2.	Select “I have a Control Number/Username” and enter your 15-digit control number (this is your username and you will find it on the bottom left corner of the first page of the enclosed proxy form).
3.	Enter the password (case sensitive): pembina2024
4.	Complete the ballot online during the meeting.

Option 2: Vote by proxy before the meeting

Registered shareholders can vote by proxy in one of the following three ways:

•

Online: Go to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the voting website;

•

By phone: Call 1-866-732-VOTE (8683) toll-free and follow the instructions. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the telephone voting system; or

•	By mail: Complete the enclosed proxy form, sign and date it and return it in the enclosed envelope.

Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at their discretion.

About your proxyholder

The officers named on the proxy form and voting instruction form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting. If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this circular, we do not anticipate any changes to the items of business or other matters to be brought before the meeting.

Choosing someone else to be your proxyholder

You have the right to appoint someone else to be your proxyholder and act on your behalf at the virtual meeting. The person you appoint does not need to be a shareholder. Make sure this person knows they have been appointed to attend the virtual meeting and vote on your behalf. Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, your proxyholder has the discretion to vote as they see fit.

To appoint someone other than the officers named in the proxy form and voting instruction form as your proxyholder:

1.

Appoint your proxyholder as a duly appointed proxyholder by printing their name in the blank space provided on your proxy form or voting instruction form. Then return the form in the envelope provided (or by following the instructions on the form).

2.

Register your proxyholder online with Computershare by going to www.computershare.com/pembina before 2:00 p.m. (Mountain daylight time) on May 8, 2024 and input your proxyholder’s name and contact information.

Computershare will email your proxyholder a username, which they will need to log in to the meeting and vote. Without a username, your proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting, your proxyholder will:

1.

Log in online at https://web.lumiagm.com/463355766. We recommend visiting the site before the meeting starts to make sure it works on the computer or device the proxyholder is using. Your proxyholder must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2024
4.	Complete the ballot online during the meeting.

Pembina Pipeline Corporation • 2024 Management Information Circular	12

About the Shareholder Meeting – Voting Information

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by:

•	voting again at the meeting;
•	voting again by internet, telephone or fax before 4:30 p.m. (Mountain daylight time) on the last business day before the meeting;
•

delivering a revocation notice in writing executed by the registered shareholder or by an authorized officer or attorney (duly authorized in writing) to: (i) our head office before 4:30 p.m. (Mountain daylight time) on the last business day before the meeting; or (ii) the chair of the meeting prior to the start time of the meeting; or

•	in any other manner permitted by law.

If you are a beneficial shareholder, you can revoke voting instructions you previously submitted by contacting your nominee.

Shareholder proposals

If you want to present a shareholder proposal at our 2025 annual meeting of shareholders, you must submit it by February 10, 2025 to be considered for inclusion in next year’s management information circular.

Send your shareholder proposals to:
Corporate Secretary
Pembina Pipeline Corporation 4000, 585 – 8th Avenue S.W.
Calgary, AB T2P 1G1

Pembina Pipeline Corporation • 2024 Management Information Circular	13

About the Shareholder Meeting – Business of the Meeting

Business of the Meeting

The meeting will cover the following items of business:

1. Receive our 2023 Audited Consolidated Financial Statements

You have received our 2023 Audited Consolidated Financial Statements and the auditors’ report thereon, which are included in our 2023 Annual Report, if you requested a copy. Copies of our 2023 Annual Report are available on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2. Elect our directors

Our articles provide that the board must have between five and 13 directors. In accordance with our by-laws, the board has fixed the number of directors to be elected at the meeting at 11.

The following 11 persons are nominated for election to the board at the meeting:

Our policy on majority voting

According to our majority voting policy, each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

The governance, nominating and corporate social responsibility committee will consider the resignation and recommend to the board the action to be taken. The director who resigned does not participate in these discussions.

The board will consider the committee’s recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. The resignation will be effective when it is accepted by the board. The board will announce its decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting of shareholders.

Our majority voting policy does not apply if a director election is contested.

• Henry W. Sykes (chair)	• Gordon J. Kerr
• Anne-Marie N. Ainsworth	• David M.B. LeGresley
• J. Scott Burrows	• Andy J. Mah
• Cynthia Carroll	• Leslie A. O’Donoghue
• Ana Dutra	• Bruce D. Rubin
• Maureen E. Howe

All of the nominated directors currently serve on our board. Turn to the profiles starting on page 19 for detailed information about each nominated director.

The directors elected at the meeting will serve until the next annual meeting of shareholders, or until their successors are elected or appointed.

The proxy form allows you to vote for the election of each nominated director, vote for some of them and withhold your vote for others, or withhold your vote for each of them. The board recommends you vote for the election of each nominated director. Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for the election of each nominated director.

Pembina Pipeline Corporation • 2024 Management Information Circular	14

About the Shareholder Meeting – Business of the Meeting

3. Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants, be appointed as auditors of Pembina to serve until the next annual meeting of shareholders. The audit committee will recommend KPMG’s compensation to the board for its review and approval.

The board recommends you vote for appointing KPMG as our auditors until the close of our next annual meeting of shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for the appointment of KPMG as our auditors.

Through the processes described in the Auditor independence section, the audit committee has confirmed KPMG is independent with respect to Pembina within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legal requirements. KPMG has also confirmed that they are independent accountants with respect to Pembina under all relevant U.S. professional and regulatory standards.

Representatives of KPMG will attend the meeting and will be available to respond to any questions.

Shareholder engagement

At our 2023 annual meeting, 264,790,001 common shares were voted in favour of the appointment of KPMG as Pembina’s auditors (81.36% of the common shares voted at the meeting) and 60,656,399 common shares were voted against the appointment of KPMG as Pembina’s auditors (18.64% of the common shares voted at the meeting). In response, Pembina undertook an extensive shareholder engagement strategy whereby the chair of our audit committee, senior vice president and chief financial officer, vice president, accounting, and members of our investor relations team engaged with shareholders with respect to auditor independence. The company attempted to engage with all investors who voted against the auditor resolution at our 2023 annual meeting and reached out to 25 of its largest shareholders representing approximately 26 percent of the total outstanding common shares. While voting records are not fully transparent, we estimate that the company engaged with investors representing more than half of the 60,656,399 votes cast against the auditor resolution at our 2023 annual meeting. The feedback received from shareholders was reviewed and considered by the audit committee.

For more information on Pembina’s overall shareholder engagement strategy, see page 43.

Auditor fees

The following table shows the fees paid or payable to KPMG for the fiscal years ended December 31, 2022 and 2023.

Fee category	2022 ($)	2023 ($)

Audit fees	3,620,880	3,975,592

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings or engagements. Fees in 2023 also included review of information contained in various prospectuses and other securities offering documents. 2023 fees may be adjusted if accrued estimates as of the date hereof differ from actual totals once known.

Audit-related fees	180,150	127,865

Fees for assurance and related services, including French translations in connection with statutory and regulatory filings, reasonably related to the performance of the audit or review of Pembina’s financial statements and not reported under Audit fees above, including audit fees for our pension plan and Younger facility pension plan audits.

Tax fees	48,450	50,811

Fees for non-audit tax services provided by KPMG’s tax division, including for tax compliance, tax advice and tax planning. Fees in both years also include tax consultation and compliance fees for preparing and filing tax returns for our subsidiaries.

All other fees	191,250	157,000

Fees for other products and services provided by the auditors not described above, which included fees related to advice and assistance with assurance and advisory services over greenhouse gas (GHG) emissions and ESG sustainability reporting.

Total fees	4,040,730	4,311,268

Pembina Pipeline Corporation • 2024 Management Information Circular	15

About the Shareholder Meeting – Business of the Meeting

The audit committee annually reviews and approves the terms and scope of the external auditors’ engagement. The audit committee maintains a pre-approval policy with respect to permitted non-audit services whereby pre-approval of the audit committee is required for all non-audit services in order to mitigate the risk of non-audit services impacting the auditor’s independence. The audit committee has delegated to the chair of the audit committee pre-approval authority for services not previously approved by the audit committee. All such services approved by the chair of the audit committee are subsequently reviewed by the audit committee. In addition, in 2023 we amended the audit committee charter to provide that fees for audit and audit-related services must be at least 50 percent of the total fees paid to the auditor in each fiscal year.

Auditor independence

Pembina recognizes that auditor independence is the foundation of audit quality and public confidence in our financial information. As such, Pembina’s auditor selection process is designed to maintain auditor independence while balancing the need for continuity of knowledge in order to ensure a high-quality audit provided by a firm with the depth and breadth of experience to effectively and efficiently audit a company with complex business operations.

Globally, various jurisdictions employ different regulatory controls to ensure external auditor independence. In Europe, regulations focus heavily on audit firm rotation. In Canada and the United States, greater focus is placed on other controls. Pembina adheres to the external auditor independence rules of both the U.S. Securities and Exchange Commission (SEC) and International Ethics Standards Board for Accountants (IESBA).

The audit committee continuously assesses the external auditor and, on an

Controls to ensure independence

●  continuous and annual review of independence

●  periodic comprehensive review of external auditor

●  low quantum of non-audit fees with KPMG and amendments to audit committee charter to limit non-audit fees

●  KPMG internal controls and safeguards that meet or exceed SEC and IESBA requirements

●  adherence to mandatory audit partner rotation requirements and cooling-off periods

●  in camera meetings excluding management at each quarterly audit committee meeting

●  PCAOB and CPAB audits

annual basis, conducts a formal review of the external auditor and recommends to the board whether to propose the reappointment of KPMG or to consider other audit firms. The audit committee also conducts a more comprehensive review of the external auditor every five years.

Below are details regarding factors the audit committee considers when assessing KPMG’s independence.

Audit committee expertise and independence reviews

All members of the audit committee are independent and financially literate within the meaning prescribed by U.S. and Canadian securities laws and two of the members of the committee are designated financial experts under NYSE rules.

The audit committee completes an annual review of the external auditor, which consists of an assessment of independence, quality of the audit team, and quality of communications and interactions with the external auditor. As part of its annual assessment on independence, the audit committee also receives and reviews the auditor’s reports regarding independence.

The audit committee also considers any factors that may impair the independence of the auditor at each audit committee meeting. The audit committee believes that transparent and open communication is essential to maintaining auditor independence and maintains an open and direct line of communication between the auditors and the chair of the audit committee and the audit committee itself.

Pembina’s annual information form (AIF) includes more information about the audit committee, including the committee charter, beginning on page 85 of the AIF. The 2023 AIF is available on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Comprehensive review of auditor

The audit committee and management conduct a comprehensive review of the external auditor at least every five years to further enhance the governance processes relating to auditor independence and audit quality. A comprehensive review was last completed in 2020 (for the five-year period from 2015 to 2019) using the most stringent approach recommended by the Enhancing Audit Quality initiative by CPA Canada and the Canadian Public Accountability Board (CPAB) as well as guidance from the Centre of Audit Quality to safeguard against institutional familiarity threats.

Pembina Pipeline Corporation • 2024 Management Information Circular	16

About the Shareholder Meeting – Business of the Meeting

The comprehensive review provides the audit committee with data on three key factors of audit quality for the committee to consider and assess:

•	independence, objectivity and professional skepticism,
•	quality of the engagement team, and
•	quality of communications and interactions with the external auditor.

The results of this review supported the continuation of KPMG’s audit engagement. Pembina is committed to conducting this review at least every five years.

Auditor fees and objectivity considerations

The audit committee understands that the magnitude of fees paid to an auditor could negatively impact auditor independence if a financial interest will inappropriately influence an auditor’s judgment or behaviour. In reaching the conclusion to recommend the re-appointment of KPMG as our auditors, the audit committee considered the magnitude of the fees that Pembina pays to KPMG. For 2023, KPMG has confirmed to the audit committee that the fees payable to KPMG were not material to KPMG.

There is also a risk that independence could be compromised if an auditor is deterred from acting objectively because of actual or perceived influence or pressures. The audit committee considers safeguards that KPMG has implemented to manage this risk as an important element of its assessment of audit quality. KPMG has multiple layers of internal controls and safeguards designed to ensure audit staff are independent of Pembina that meet or exceed the International Code of Ethics for Professional Accountants established by the IESBA and SEC requirements, including:

•	the assignment of an engagement quality control review partner to the audit engagement by a risk management partner,
•	the involvement of experienced national office professionals outside of the engagement team when dealing with complex or judgmental matters,
•	the structure of the respective firms, and
•	compensation policies in place.

Given the audit committee’s understanding of the relative magnitude of fees paid to KPMG, as well as the audit committee’s evaluation of safeguards that have been implemented by KPMG, the audit committee has determined that these risks with respect to auditor independence have been appropriately managed.

Partner rotations and partner qualifications

As part of the annual review of auditor independence, the audit committee assesses KPMG’s ongoing compliance with mandatory rotation requirements. Under mandatory rotation requirements, the lead audit partner and quality review partner may serve a maximum of five years, followed by a five-year period without any involvement in the Pembina audit engagement. For other audit partners of KPMG involved in the Pembina audit, the mandatory rotation occurs after a maximum of seven years of service followed by a two-year period without any involvement in the Pembina audit engagement. This rotation helps ensure auditor independence is maintained by changing the key personnel working on Pembina’s audit after a set period of time. Our lead audit partner last rotated for the 2023 audit. Pembina has never had the same lead audit partner for more than a single rotation.

In addition to the partner rotations described above, all lead partners and quality review partners must satisfy the following minimum requirements:

•	Chartered Professional Accountant, in good standing,
•	industry-specific experience,
•	completion of relevant professional development and accreditation training,
•	knowledge of, and experience with, the applicable financial reporting framework and auditing standards, and
•	knowledge of, and experience with, applicable Canadian securities laws and SEC rules and regulations.

The audit committee is satisfied with KPMG’s ongoing compliance with the regulatory mandated rotation requirements (five and seven years, as applicable in the circumstances) as well as the transition plans that have been followed to on-board qualified engagement partners who are new to providing audit services to Pembina.

Pembina Pipeline Corporation • 2024 Management Information Circular	17

About the Shareholder Meeting – Business of the Meeting

PCAOB and CPAB Audits

Two independent regulatory bodies, the CPAB in Canada and the Public Accounting Oversight Board (PCAOB) in the United States carry out stringent audit quality assessments of audit firms. The PCAOB publishes the results of its inspection for each audit firm on their website. By PCAOB regulations, the auditor is required to report any breach of independence rules to the audit committee, including their evaluation of the breach. There have been no independence issues identified for the last five years.

4. Vote on our approach to executive compensation

You will vote on our approach to executive compensation disclosed in this circular.

A key principle underlying executive compensation at Pembina is ‘pay for performance.’ We believe that linking executive compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 62 of this circular.

Say on pay votes In 2023, our executive compensation approach was supported by 94.03% of shareholder votes for our say on pay resolution.

The board gives shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results of the “say on pay” resolution will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation. If a significant number of shareholders oppose the “say on pay” resolution, the board will consult with shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind.

In 2023, our approach to executive compensation was supported by 291,703,960 votes in favour of our say on pay resolution (94.03% of the common shares voted at the meeting), with 18,504,111 votes against (5.97% of the common shares voted at the meeting).

At the meeting, you will be asked to consider and, if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the common shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina’s 2024 Management Information Circular delivered in advance of the 2024 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for our approach to executive compensation as described in this circular.

5. Other business

You will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Pembina Pipeline Corporation • 2024 Management Information Circular	18

About the Shareholder Meeting – About the Nominated Directors

About the Nominated Directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse backgrounds and opinions to support balanced discussion and debate, and must be a manageable size to facilitate productive discussion and decision-making. We believe this year’s group of eleven nominated directors meets all of these requirements.

The profiles on the following pages tell you about each nominated director’s background and experience, independence, meeting attendance, share ownership, other public company directorships and voting results from our 2023 annual meeting of shareholders (as applicable). All information is provided as of March 21, 2024, unless indicated otherwise.

All of the nominated directors are independent except Mr. Burrows, who is our President and Chief Executive Officer (CEO). The board has reviewed the independence and qualifications of the non-executive directors and has recommended their nomination.

A strong and diverse slate of nominated directors

Independence

Non-independent
9%
1
10
Independent
(all directors except the CEO)
91%

Age

<60
18%
70+
9%
2
1
average age
64
8
60-69
73%

Tenure
(independent directors)

<5 years
30%
5-10 years
50%
3
average
tenure
7.4
years
5
2
>10 years
20%

Geographic location

US
36%
4
7
Canada
64%

Diversity

5
board
diversity[1]
55%
6
Diverse
55%

Gender

Female
45%
5
6
Male
55%

1

An individual is considered diverse if the individual belongs to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women.

Pembina Pipeline Corporation • 2024 Management Information Circular	19

About the Shareholder Meeting – About the Nominated Directors

Henry W. Sykes (65)
Independent | 2023 voting results: 298,560,407 (96.25%) for, 11,647,673 (3.75%) withheld

 Chair

 Director since

 October 2017

 Calgary, Alberta

 Canada

Mr. Sykes was the President and director of MGM Energy Corp. (MGM), a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions, from January 2007 to June 2014. Before he joined MGM, he was the President of ConocoPhillips Canada from 2001 to 2006 and the Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past chair and member of the boards of Arts Commons and The Arctic Institute of North America and is a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a Master of Laws degree from the London School of Economics. Mr. Sykes has been honoured with a King’s Counsel designation in Alberta for his contributions to the legal profession and is a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Other public company boards and committee memberships[1]

None

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

15,306	28,622	$2,075,143	Yes

[1]  Mr. Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. On November 9, 2015, Parallel Energy Trust filed an application in the Court of Queen’s Bench of Alberta for creditor protection under the Companies’ Creditors Arrangement Act (Canada), and on November 9, 2015 filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the U.S. Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.

[2]  Based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2024 Management Information Circular	20

About the Shareholder Meeting – About the Nominated Directors

Anne-Marie N. Ainsworth (67)
Independent | 2023 voting results: 308,052,164 (99.31%) for, 2,155,916 (0.69%) withheld

 Director since

 October 2014

 Houston, Texas

 U.S.

Ms. Ainsworth has extensive experience in the oil and gas industry and has held several senior management positions throughout her career. Ms. Ainsworth served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. Prior to that, Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. from 2009 to 2012 and from 2006 to 2009 was the General Manager of the Motiva Enterprises, LLC (Motiva) refinery in Norco, Louisiana. Before Ms. Ainsworth joined Motiva, she was director of process safety management systems and business improvement leader at Shell Oil Products U.S. from 2003 to 2006 and Vice President of Technical Assurance at Shell Deer Park Refining Company from 2000 to 2003.

Ms. Ainsworth graduated cum laude from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she also served as an adjunct professor from 2000 to 2009. She is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

2023 Board and committee membership and attendance[1]

Board of directors	7 of 7 meetings	100%

Governance, nominating and corporate social responsibility committee	3 of 3 meetings	100%

Human resources and compensation committee	1 of 1 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships

Archrock, Inc. | NYSE		Governance and sustainability (chair); audit

HF Sinclair Corporation | NYSE		Environmental, health, safety and public policy (chair); finance

Kirby Corporation | NYSE		Audit; ESG and nominating

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

25,821	40,331	$3,131,469	Yes

1  Ms. Ainsworth joined the governance, nominating and corporate social responsibility on February 24, 2023 and attended all governance, nominating and corporate social responsibility committee meetings after her appointment. Ms. Ainsworth was also a member of the human resources and compensation committee from April 1, 2019 until February 24, 2023. She attended all meetings of the human resources and compensation committee that were held in 2023 while she was a member of the committee.

[2] Based on US$35.01 the closing price of our common shares on the NYSE on March 20, 2024 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.35645 as at March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $47.24, the closing price of our common shares on the TSX on March 20, 2024.

Pembina Pipeline Corporation • 2024 Management Information Circular	21

About the Shareholder Meeting – About the Nominated Directors

J. Scott Burrows (44)
Non-independent | 2023 voting results: 309,437,506 (99.75%) for, 770,574 (0.25%) withheld

 Director since

 February 2022

 Calgary, Alberta

 Canada

Mr. Burrows has been the President and Chief Executive Officer of the company since February 2022. Prior to his current role, Mr. Burrows served as Pembina’s Interim President and Chief Executive Officer from November 2021 to February 2022 and prior to that, he was Pembina’s Chief Financial Officer from 2015 to November 2021. Prior to his role as Chief Financial Officer, Mr. Burrows served as Pembina’s Vice President, Capital Markets and as Vice President, Corporate Development and Investor Relations.

Before joining Pembina in November 2010, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA® Charterholder and is a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Other public company boards and committee memberships

None

Securities held as of March 21, 2024

Common shares	Restricted and performance share units	Total value[1]	Meets share ownership guidelines[2]

37,593	464,784	$23,732,257	On track[3]

Subscription receipts[4]

2,000

[1]  Based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. As CEO, Mr. Burrows is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 62 for more information) and their value is based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. Total value does not include the value of the subscription receipts held by Mr. Burrows.

[2] Not including the value of PSUs or subscription receipts.
[3] Mr. Burrows has five years from the date of his appointment on February 22, 2022 to meet the share ownership guidelines.

[4]  Each subscription receipt entitles the holder thereof to receive one common share automatically upon closing of the Alliance/Aux Sable Acquisition (as defined herein) without additional consideration or further action on the part of the holder thereof. The Alliance/Aux Sable Acquisition is expected to close on April 1, 2024.

Pembina Pipeline Corporation • 2024 Management Information Circular	22

About the Shareholder Meeting – About the Nominated Directors

Cynthia Carroll (67)
Independent | 2023 voting results: 307,412,728 (99.10%) for, 2,795,352 (0.90%) withheld

 Director since

 May 2020

 Naples, Florida

 U.S.

Ms. Carroll most recently served as the Chief Executive Officer of Anglo American plc from 2007 to 2013. Ms. Carroll began her career as an exploration geologist at Amoco Production Company in Denver, Colorado before joining Alcan Aluminum Corporation (Alcan). Ms. Carroll held various executive roles at Alcan, including President of Bauxite, Alumina and Specialty Chemicals and Chief Executive Officer of the Primary Metal Group, Alcan’s core business.

She previously chaired the boards of Anglo American Platinum Ltd., De Beers Société Anonyme, Vedanta Resources Holdings Ltd., and the World Economic Forum, Mining and Metals Industry group. She has also served on the boards of BP, the International Council on Mining and Metals, the International Aluminum Institute, The American Aluminum Association, Sara Lee Corporation and Century Aluminum Company.

Ms. Carroll holds a bachelor’s degree in Geology from Skidmore College, a Master of Science degree in Geology from the University of Kansas, and a Master of Business Administration from Harvard University. She was awarded an Honorary Doctorate of Science from the University of Exeter, Honorary Doctorate of Laws from Skidmore College and an Honorary Doctorate of Economics from the University of Limerick. She is a fellow of the Royal Academy of Engineers and a Fellow of the Institute of Materials, Minerals and Mining. Ms. Carroll is also a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Human resources and compensation committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee (chair)	5 of 5 meetings	100%

Other public company boards and committee memberships

Baker Hughes Company | NASDAQ		Audit; human capital and compensation (chair)

Hitachi Ltd. | TSE		Nominating

Glencore plc | LSE and JSE		Ethics, compliance and culture (chair); remuneration; nomination; health and safety, environment and communities

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

-	18,151	$857,451	On track[2]

[1]  Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $47.24, the closing price of our common shares on the TSX on March 20, 2024.

[2] Ms. Carroll has five years from the date of her appointment on May 8, 2020 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2024 Management Information Circular	23

About the Shareholder Meeting – About the Nominated Directors

Ana Dutra (59)
Independent | 2023 voting results: 306,797,938 (98.90%) for, 3,410,142 (1.10%) withheld

 Director since

 May 2022

 Indian River Shores, Florida

 U.S.

Ms. Dutra is the Chief Executive Officer of Mandala Global Advisors LLC, a global board and management advisory company for accelerating business growth through innovation and globalization and turn around strategies, which she founded in 2013. She was previously the Chief Executive Officer of The Executives’ Club of Chicago, a world-class senior executives organization focused on the development, innovation and networking of current and future business and community leaders, from 2014 until her retirement in 2018. From 2007 to 2013, she was a Proxy Officer and Chief Executive Officer of Korn/Ferry Consulting.

Ms. Dutra has a Bachelor in Economics from the Universidade Federal do Rio de Janeiro, a Juris Doctor from the Universidade do Estado do Rio de Janeiro and a Master in Economics from Pontificia Universidade Catolica do Rio de Janeiro. In addition, Ms. Dutra also holds a Master of Business Administration from Kellogg School of Management at Northwestern University, where she continues to serve as a lecturer in the areas of strategy and innovation, leadership development and globalization.

Ms. Dutra has extensive experience in ESG and climate, digital technology, ERP systems, has a CERT Certification in cybersecurity oversight by Carnegie Mellon University and the National Association of Corporate Directors and a Diligent Institute ESG Leadership Certification. Ms. Dutra is also a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee	6 of 6 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]

Carparts,com, Inc. | NASDAQ		Nominating and governance

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

-	8,355	$394,693	On track[3]

[1]  Ms. Dutra is a director of Amyris, Inc. (Amyris), which was de-listed from the NASDAQ in August 2023. Amyris and certain of its American subsidiaries commenced voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Delaware in August 2023 in connection with an operational and financial restructuring. As of the date of this circular, Amyris has filed with the U.S. Bankruptcy Court for the District of Delaware a series of customary motions seeking to continue operating as usual and uphold its commitments to its employees and stakeholders.

[2]  Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $47.24, the closing price of our common shares on the TSX on March 20, 2024.

3 Ms. Dutra has five years from the date of her appointment on May 6, 2022 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2024 Management Information Circular	24

About the Shareholder Meeting – About the Nominated Directors

Maureen E. Howe (66)
Independent | 2023 voting results: 304,583,431 (98.19%) for, 5,624,649 (1.81%) withheld

 Director since

 October 2017

 Vancouver, British

 Columbia

 Canada

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. She is a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee (chair)	6 of 6 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ		Corporate governance (chair); audit, finance and risk

Freehold Royalties Ltd. | TSX		Audit, finance and risk (chair); governance, nominating and compensation

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

27,000	14,520	$1,961,391	Yes

[1]  Based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2024 Management Information Circular	25

About the Shareholder Meeting – About the Nominated Directors

Gordon J. Kerr (70)
Independent | 2023 voting results: 307,184,193 (99.03%) for, 3,023,888 (0.97%) withheld

  Director since

  January 2015

  Calgary, Alberta

  Canada

Mr. Kerr was President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company) from May 2001 until July 2013. He is a past Chair of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., a past member of the Canadian Council of Chief Executives and of the Management Advisory Council of the Haskayne School of Business at the University of Calgary.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr has a Bachelor of Commerce from the University of Calgary. Mr. Kerr received his Chartered Accountant designation in 1979 and is a fellow of the Institute of Chartered Accountants of Alberta. Mr. Kerr is a graduate of the Institute of Corporate Directors Education Program, holds the ICD.D designation and is a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee	6 of 6 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]

None

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

10,400	51,539	$2,925,991	Yes

Class A preferred shares – Series 7

6,000

[1]  Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies’ Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged.

2  Based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information). Total value does not include the value of the Class A preferred shares – series 7 held by Mr. Kerr.

Pembina Pipeline Corporation • 2024 Management Information Circular	26

About the Shareholder Meeting – About the Nominated Directors

David M. B. LeGresley (65)
Independent | 2023 voting results: 304,132,590 (98.04%) for, 6,075,490 (1.96%) withheld

  Director since

  August 2010

  Toronto, Ontario

  Canada

Mr. LeGresley is an experienced Canadian corporate director having served on a number of public and private boards, both large and small cap since 2008, including serving as the chair of the board of directors of EQB Inc. from 2014 to 2023. Mr. LeGresley was the Vice Chairman of National Bank Financial from 2006 to 2008 and Executive Vice President, Corporate and Investment Banking from 1999 to 2006. Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

He has a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Governance, nominating and corporate social responsibility committee (chair)	4 of 4 meetings	100%

Human resources and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships

None

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

48,864	50,885	$4,712,141	Yes

[1]  Based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2024 Management Information Circular	27

About the Shareholder Meeting – About the Nominated Directors

Andy J. Mah (65)
Independent | 2023 voting results: 309,472,767 (99.76%) for, 735,313 (0.24%) withheld

  Director since

  February 2023

  Calgary, Alberta

  Canada

Mr. Mah has over 40 years of experience in the oil and gas industry and has significant executive level experience that includes all facets of the Canadian upstream oil and gas industry, including U.S. and international assignments. Mr. Mah was the Chief Executive Officer of Advantage Energy Ltd. (Advantage), a Canadian oil and gas exploration and production company, from January 2009 to December 2021. Prior to Advantage, Mr. Mah held c-suite and leadership positions at Ketch Resources Trust, Unocal Corporation, Northrock Resources Ltd., and BP Canada.

Mr. Mah has a Bachelor of Science in Chemistry and a Bachelor of Science in Chemical Engineering from the University of Saskatchewan. Mr. Mah is a member of The Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is also a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance[1]

Board of directors			6 of 6 meetings	100%

Audit committee			4 of 4 meetings	100%

Human resources and compensation committee (chair)			3 of 3 meetings	100%

Other public company boards and committee memberships

Advantage Energy Ltd. | TSX		Reserves and health, safety and environment

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

12,180	3,115	$722,536	On track[3]

[1]  Mr. Mah joined the board on February 24, 2023, and was appointed to the audit committee and the human resources and compensation committee upon his appointment to the board. Mr. Mah attended all meetings of the audit committee and the human resources and compensation committee in 2023 after his appointment to each committee. Mr. Mah was appointed chair of the human resources and compensation committee on November 2, 2023.

[2]  Based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

[3] Mr. Mah has five years from the date of his appointment on February 24, 2023 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2024 Management Information Circular	28

About the Shareholder Meeting – About the Nominated Directors

Leslie A. O’Donoghue (61)
Independent | 2023 voting results: 303,421,287 (97.81%) for, 6,786,793 (2.19%) withheld

 Director since

 December 2008

 Calgary, Alberta

 Canada

Ms. O’Donoghue spent over 20 years at Nutrien Ltd., an agricultural chemical manufacturing company, and its predecessor Agrium Inc. in various executive leadership roles. Her most recent position was Executive Vice President, Advisor to the CEO in 2019. Prior to that, she was the Executive Vice President and Chief Strategy and Corporate Development Officer from 2018 to 2019. While at Agrium Inc., Ms. O’Donoghue held a number of roles including, Executive Vice President, Corporate Development & Strategy & Chief Risk Officer from 2012 to 2018, Executive Vice President, Operations from 2011 to 2012 and Chief Legal Officer and Senior Vice President, Development from 2009 to 2011.

Before joining Agrium Inc. in 1999, Ms. O’Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. Ms. O’Donoghue has been honoured with a King’s Counsel designation in Alberta for her contributions to the legal profession and is a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee	6 of 6 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ		Audit, finance and risk; responsible care

Dye & Durham Limited | TSX		Corporate, governance & nominating (chair)

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

35,588	65,409	$4,771,078	Yes

[1] Based on $47.24, the closing price of our common shares on the TSX on March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2024 Management Information Circular	29

About the Shareholder Meeting – About the Nominated Directors

Bruce D. Rubin (67)
Independent | 2023 voting results: 308,529,694 (99.46%) for, 1,678,386 (0.54%) withheld

 Director since

 May 2017

 Swarthmore, Pennsylvania

 U.S.

Mr. Rubin has over 40 years of experience, including various executive and advisory positions and board memberships in the private equity space in the energy, refining and petrochemical sectors.

He was Chief Executive Officer of Sunoco Chemicals and a Senior Vice President of Sunoco Inc. from 2008 to 2010 and held various other executive positions during a 32-year career with that company. Mr. Rubin was the first Chief Executive Officer of Braskem America and served with Braskem America in an executive capacity from 2010 until 2013. He was also an Executive Advisor for Court Square Capital Partners from 2013 to 2015, an Operating Advisor for The Carlyle Group from 2015 to 2017, and an advisor for Braskem America from 2014 to 2017.

Mr. Rubin has a Master of Business Administration from Widener University and a Bachelor of Science in Chemical Engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

2023 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Human resources and compensation committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships

None

Securities held as of March 21, 2024

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

20,000	25,607	$2,159,480	Yes

[1]  Based on US$35.01, the closing price of our common shares on the NYSE on March 20, 2024 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.35645 as at March 20, 2024. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $47.24, the closing price of our common shares on the TSX on March 20, 2024.

Pembina Pipeline Corporation • 2024 Management Information Circular	30

Corporate Governance This section of our circular describes our governance practices, the board’s responsibilities, and what we expect of the directors who serve on the board.

Where to find it
32	Our Governance Practices

44	About the Board of Directors

51	Board Committees

58	Director Compensation

Corporate Governance – Our Governance Practices

Our Governance Practices

Good governance is important for all our stakeholders—our customers, our investors, our employees and the communities where we operate. Strong stewardship by the board, and high standards of governance and ethics throughout our business, are essential for achieving our purpose and strategy and operating our business effectively.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to ensure we are following best practices. We continue to focus on ensuring our practices are aligned with our TSX 60 peer group.

Governance guidelines

Our board and management operate under corporate governance guidelines that set out our commitment to principles of good governance.

Board independence	✓	an independent board chair
	✓	audit committee, human resources and compensation committee and governance, nominating and corporate social responsibility committee members must be independent
	✓	majority of the board must be independent
	✓	regular in-camera meetings held without management and non-independent directors

Board diversity	✓	commitment to maintaining a reasonable diversity of background, skills, education, experience and personal characteristics among the directors
	✓	commitment to diversity of tenure through reasonable board turnover and renewal
✓

commitment to our board diversity policy, which includes specific targets for women and overall diversity, including Indigenous peoples, persons with disabilities and members of other racial, ethnic and/or visible minorities

Board effectiveness	✓	formal process for nominating directors and succession planning
	✓	ongoing director orientation and director education program
	✓	clearly established and distinct roles of board members and senior management
	✓	commitment to maintaining dialogue between management and directors
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal board assessment and peer review process, including engaging a third-party independent advisor at least every three years

Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest
	✓	established equity ownership requirements for directors
	✓	formal policy on majority voting

Organizational effectiveness	✓	requirement of the board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation • 2024 Management Information Circular	32

Corporate Governance – Our Governance Practices

The board’s mandate

The board of directors oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

The board’s charter sets out specific matters that must be approved by the full board. All significant strategy-related operational, governance, financial and risk management decisions that could affect our shareholders are reviewed by the board.

The board’s charter includes:

•   ensuring an ethical culture;

•   strategic planning oversight;

•   risk management oversight;

•   executive succession planning and diversity;

•   financial management and reporting; and

•   director and officer compensation.

Board charter

You can find a copy of the board’s charter in schedule “A” to this circular or on our website (www.pembina.com).

The board’s oversight of sustainability and ESG crosses many of the responsibilities in its charter, including ensuring an ethical culture, overseeing strategy and risk, increasing diversity, approving reporting and overseeing compensation design. You can read about the board’s efforts throughout this section.

The board’s approach to governing sustainability and ESG is discussed on page 37. Pembina’s sustainability report and performance data are available on our website at:

https://www.pembina.com/sustainability/.

The board also oversees Pembina’s overall environment, social and governance (ESG) strategy.

The board fulfils its duties directly and by delegating certain responsibilities to its four standing committees (see page 51 for information about the committees).

Ensuring an ethical culture

One of our most valuable assets is our reputation as a leading energy transportation and midstream service provider, with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining our reputation.

Our commitment to respecting human rights applies to all of our directors, officers and employees and also extends to all of our contractors and subcontractors working at our sites and includes, among other things:

•   eliminating unlawful discrimination and harassment in the workplace;

•   recognizing the legal rights of all individuals and communities, including women, Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities, and the economically disadvantaged;

Ethics policies

Pembina maintains the following policies and standards:

•  Code of ethics

•  Whistleblower policy

•  Anti-bribery policy

•  Sanctions policy

•  Community relations policy

•  Indigenous and Tribal relations policy

•  Supplier code of conduct

•   respecting the importance of the environment in the communities where we operate;

•   respecting employee rights related to freedom of association and collective bargaining;

•   recognizing the right to water as a fundamental human right; and

•   addressing risks of modern slavery, forced labour and child labour (as applicable, recognizing that the risk of these human rights violations is very low due to the primary geography of Pembina’s operations).

Our commitment to respecting human rights is informed by the principles of the Universal Bill of Human Rights, the United Nations Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration of Fundamental Principles and Rights at Work and the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises.

All directors, executives and employees must acknowledge every year that they have read and understand our code of ethics policy (the code), anti-bribery policy, whistleblower policy and other policies, will review all updates, and will comply with them at all times. You can find these and other policies on our website (www.pembina.com).

Pembina Pipeline Corporation • 2024 Management Information Circular	33

Corporate Governance – Our Governance Practices

Code of ethics policy

All directors, executives and employees of Pembina are governed by our code, which sets out principles for ethical conduct in the following areas:

•   conflicts of interest;

•   business relationships and fair dealing;

•   compliance with the law;

•   human rights;

•   government relations;

•   health, safety and environmental matters;

•   integrity of financial information;

•   disclosure and insider trading;

•   stakeholder and public relations;

•   privacy and confidentiality;

•   protecting our assets and records;

•   gifts, meals, hospitality, entertainment, travel and other benefits;

•   workplace environment and relationships; and

•   reporting responsibilities and procedures.

Compliance with the code is mandatory and everyone has a responsibility to report violations of the code. Violations of the code can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy (see below). No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by applicable laws and regulations. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code). The code was last updated and approved by the governance, nominating and corporate social responsibility committee in August 2023.

Whistleblower policy

Our whistleblower policy is designed to help us uphold our reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, or through our external legal counsel addressed as confidential for direct delivery to the chair of the audit committee, at any time. Each whistleblower complaint is treated confidentially and thoroughly investigated.

Anti-bribery policy

Our anti-bribery policy formalizes and records Pembina’s procedures to ensure the company and its directors, officers and employees conduct business in an honest and ethical manner when dealing with government officials and all other parties and comply with anti-corruption laws. The anti-bribery policy also reflects the standards Pembina expects its contractors, agents and other third-party representatives to adhere to when acting on Pembina’s behalf.

Sanctions policy

Our sanctions policy formalizes Pembina’s commitment to carry out its business activities in compliance with applicable sanctions laws, rules and regulations. The key objectives of the sanctions policy are to provide guidance and requirements for Pembina and its personnel to comply with all applicable legal obligations related to sanctions laws, to protect Pembina’s reputation and ensure continued access to the goods, services and technology required to conduct its business, and demonstrate Pembina’s commitment to compliance with sanctions laws to third parties, including joint venture partners, governmental authorities and local stakeholders.

Community relations policy

By committing to being recognized as a leader in its relationships with communities, where Pembina is welcomed as a safe and responsible partner, Pembina employees, consultants, contractors and directors are expected to: understand what communities value and what is important to them; make measurable commitments and deliver on them; minimize potential impacts of Pembina’s projects and operations by conducting early, meaningful and ongoing engagement; and identify partnership opportunities in support of community and economic development for mutual benefit.

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Corporate Governance – Our Governance Practices

Indigenous and Tribal relations policy

As part of Pembina’s approach to Indigenous relations, Pembina seeks to enter into lasting and mutually-beneficial relationships with all Indigenous peoples affected by its operations. By striving for positive and mutually-beneficial relationships with Indigenous leadership and communities, Pembina employees, consultants and contractors will help build continued success for Pembina’s existing and expanding systems and other businesses.

Supplier code of conduct

Pembina prides itself on working with suppliers who place safety as a top priority, uphold the highest standards of ethics and integrity, and are economically, environmentally, and socially responsible. The purpose of the supplier code of conduct is to help ensure Pembina works with suppliers who share our commitment to the following principles, which help shape Pembina’s business philosophy on a day-to-day basis: creating a safe workplace; environmental stewardship; diversity, inclusion and equity; protection of human rights; ethics, integrity and compliance; anti-corruption and anti-bribery; and privacy, confidentiality, and information security.

Conflicts of interests and related party transactions

The directors and officers of Pembina may be directors or officers of entities that we are in competition with or are customers or suppliers of Pembina or certain entities in which Pembina holds an equity investment. This may give rise to a conflict of interest in the administration of their duties for Pembina. Directors and officers of Pembina are required to disclose the existence of potential conflicts of interest in accordance with the code and other corporate governance policies and in accordance with the Business Corporations Act (Alberta).

The audit committee has oversight of related party transactions. Under our code, a director who has a material interest in a transaction or agreement involving Pembina must disclose their interest to the board chair immediately and may not participate in any discussions or votes on the matter. All directors and officers of Pembina also complete an annual questionnaire disclosing any related party transactions. The oversight process is managed by Pembina’s financial services team in cooperation with the governance team, who maintain a list of all affiliations and run a process quarterly to ensure that related party transactions are reported and disclosed as required. See Note 26 in our 2023 Audited Consolidated Financial Statements for further discussion on related party transactions.

Related party in this context means: (a) individuals who are considered key management personnel, including certain key officers and the directors of Pembina, and close members of the individual’s family; (b) any entities that the above individual’s control, jointly control, have significant influence over, or serve as key management personnel or directors; (c) joint ventures held by Pembina; and (d) pension plans that benefit employees. A related party transaction is a transfer of resources, services or obligations between a reporting entity and a related party, regardless of whether a price is charged.

Strategic planning oversight

The board oversees the development and execution of our long-term strategic plan and shorter-term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

The board holds dedicated strategy sessions every year. At these sessions, the board meets with management to review Pembina’s current activities, long-range financial forecast and future growth opportunities, including input from third-party advisors from time to time about industry or other trends and developments that may benefit us or pose

2023 highlights

Key areas of focus this year were on strategy execution, ensuring ongoing alignment of projects, opportunities and initiatives with our refined strategy and confirming that our strategy will meet our performance aspirations in light of the latest information related to the pace of decarbonization and globalization a risk. The board approves our strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

In 2022, through a year-long, detailed undertaking, Pembina’s business was reviewed and analyzed on a commodity-by-commodity basis, incorporating a scenario-based planning exercise grounded in the two key themes that could most impact the energy sector: decarbonization and globalization. Using a differentiated pace of decarbonization grounded in scenarios published by the International Energy Agency and layering in varying degrees of Canadian integration into global markets, allowed a thorough assessment of our business resiliency against four potential future outcomes resulting in a refined

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Corporate Governance – Our Governance Practices

strategy that can meet performance aspirations in a broad range of scenarios. This strategy was approved by the Board in December 2022 and will enable the Company to deliver value to its stakeholders well into the future.

Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers’ needs, while ensuring Pembina’s long-term success and resilience, the company has established four strategic priorities:

1.	To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.	To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.

To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.

4.

To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups: employees, communities, customers and investors.

These four strategic priorities will ensure Pembina is stewarding to achieve financial excellence. We remain committed to maintaining our strong financial position and delivering industry-leading returns through adherence to our financial guardrails, prudent capital allocation, and a focus on return on invested capital.

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of its responsibility, the board makes sure we have:

•    an enterprise risk management (ERM) process aligned with strategy, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;

•    a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and

Risk management policies

Pembina maintains the following policies:

•  Enterprise risk management policy

•  Market risk policy

•  Counterparty risk management policy

•  Acceptable use of information assets policy

•  Information management policy

•  Security policy

•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

To facilitate our risk review, we have an enterprise risk committee (ERC) made up of members of senior management. The ERC meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities. As part of the risk review process, the ERC identifies Pembina’s top risks and divides them into three categories:

•	New action required: risks where mitigation will require a new approach or strategy;
•	Mitigated with ongoing diligence: risks where there is mitigation strategy in place, but such mitigation strategy may require some further adaptation or adjustments; and
•	Watch list: risks that may escalate to enterprise risks.

For these top risks, the ERC identifies potential impacts, mitigation strategies currently in place, emerging risks, and proposed additional mitigation approaches. In addition, the CEO or a senior vice president is assigned to every risk categorized as “new action required” or “mitigated with ongoing diligence”.

Management reports periodically to the board about the risks that have been identified and, at least once per year, presents to the board a summary of the ERC’s review of risk identification, management and reporting, and any deficiencies identified. The governance, nominating and corporate social responsibility committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated. The audit committee also reviews Pembina’s corporate insurance program and coverage to ensure that appropriate insurance is in place for other insurable risks.

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Corporate Governance – Our Governance Practices

The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor’s decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the company. You can find a complete listing and explanation of our risk factors under the heading Risk Factors in our AIF, which can be found on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Cybersecurity risk oversight

Pembina’s cybersecurity strategy is a core responsibility of the board. Additionally, the safety, environment and operational excellence committee, on behalf of the board, oversees the development and implementation of the Operations Management System (OMS) programs which deal with the monitoring and mitigation of risks, including cybersecurity.

To help ensure that all directors are versed in the rapidly evolving issue of cybersecurity, management updates the board on cybersecurity issues at each quarterly board meeting, which includes updates relating to the company’s security scorecard, device compliance, prevented cyber attack attempts, cyber incidents, cyber threat intelligence, phishing exercises and awareness, third party and supply chain risk, vulnerability management and assurance activities. Management also provides quarterly updates to the safety, environment and operational excellence committee on operational updates relating to cybersecurity.

In 2023, management formally briefed the board and/or the safety, environment and operational excellence committee five times on cybersecurity matters.

We have a robust program for identifying and mitigating cybersecurity risks, enhancing the skills of our people, our processes and technology. Pembina’s cybersecurity program aligns to the National Institute of Standards and Technologies Cyber Security Framework, a world-renowned framework for managing cybersecurity.

Three components form the core of our approach to cybersecurity:

Governance	Ongoing guidance to measure success and adherence to cyber best practices; routine training and testing of the workforce on cyber risks and appropriate behaviours.

Risk and Compliance	Focus on evolving regulatory requirements, management of Pembina’s third party(s) and supply chain risks; assurance that appropriate architecture, processes and controls are in place within Pembina’s operational technology and information system assets.

Security Operations	Continuous “around-the-clock” monitoring to identify potential vulnerabilities, irregular or threat activities as well as global trends and incidents; automatic response capabilities on technical platforms for protection on known threats and ongoing cyber-attacks; ongoing maintenance of cyber technology platforms and incident response activation capabilities.

We have cyber insurance and have not experienced an information security breach in the last three years.

Sustainability and ESG

Pembina has taken a deliberate and robust approach to identifying our sustainability-related focus areas, using a third-party materiality assessment that included broad engagement with capital markets participants and other stakeholders. Through this process, Pembina has identified six sustainability focus areas: governance, energy transition and climate change, employee well-being and culture, health and safety, responsible asset management and Indigenous and community engagement.

Pembina’s climate-related and other ESG disclosures are developed using guidance from leading sustainability reporting standards, including the Sustainability Accounting Standards Board (SASB), and with reference to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The following is a summary of ESG highlights across our sustainability focus areas. You can find a more detailed discussion on our overall sustainability strategy and performance in our 2022 Sustainability Report, which can be found on our website at www.pembina.com/sustainability/.

2023 ESG Progress

•  Surpassed executive diversity target and continued to exceed our targets for women in executive leadership and board diversity targets

•  Advanced low carbon opportunities including the Albera Carbon Grid and Pembina’s Low Carbon Complex

•  Invested $11.5M supporting nearly 300 organizations in our operating areas

•  Published our first Learnings from Indigenous Stories and Perspectives report

•  Hosted our first Women’s Field Summit to strengthen our community of women in the field

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Corporate Governance – Our Governance Practices

Governance

Board oversight

The board oversees Pembina’s overall sustainability strategy, including the integration of ESG considerations into our long-term business planning, organizational structure and corporate policies and practices.

The board has delegated the following ESG related responsibilities to its four standing committees.

Committee	ESG-related responsibilities

Governance, Nominating and Corporate Social Responsibility Committee

●   Responsible for Pembina’s corporate governance practices.

●   Oversees Pembina’s ESG strategy, including climate and other material topics, and makes recommendations to the board on the integration of ESG considerations into long-term business planning, organizational structure and corporate policies and practices.

●   Oversees the development of Pembina’s sustainability report and facilitates and provides education of the board, including on ESG matters.

●   Reviews ESG matters on a quarterly-basis.

●   Monitors and oversees progress against Pembina’s emissions reduction targets.

Safety, Environment and Operational Excellence Committee

●   Oversees the development, implementation and monitoring of risks and policies related to process safety and occupational health and safety, environment (including emissions reductions initiatives), operational excellence, asset integrity management, corporate security and cybersecurity.

Human Resources and Compensation Committee

●   Provides oversight of Pembina’s approach to director compensation, employee wellness, employee compensation, executive performance and compensation, executive succession planning and corporate equity, diversity and inclusion.

●   Focuses on sustainability and climate by including ESG metrics in incentive plan design and compensation decisions for executives.

●   Monitors and oversees progress against Pembina’s EDI strategy and diversity targets.

Audit Committee	● Maintains oversight of the integrity of Pembina’s financial statements, the reporting process, and the internal audit function.

Management’s role

Each member of our senior executive team is responsible for components of our sustainability strategy, including employee and contractor safety, environment and process safety, assessing and managing climate-related risks and opportunities, overseeing the development of strategic opportunities, enhancing organizational culture and diversity of our employee base reporting to the board and/or one of its committees on ESG-related matters on a quarterly-basis.

Senior executive	ESG-related responsibilities

President and Chief Executive Officer

●   Responsible for providing oversight and coordination of sustainability-related matters, including climate risks and opportunities, and for ensuring timely and effective reporting to the board and our stakeholders.

Senior Vice President and Chief Financial Officer

●   Responsible for overall financial stewardship, including assessing climate-related risks and opportunities, financial reporting as well as providing timely, accurate and transparent information to our stakeholders.

Senior Vice President, External Affairs and Chief Legal and Sustainability Officer

●   Responsible for overseeing Pembina’s ESG strategy, including oversight and monitoring of sustainability issues, risks, trends, and Pembina’s performance.

●   Provides recommendations to the executive team and board on sustainability matters.

●   Monitors and reports progress on Pembina’s emissions target.

●   Updates the ERC regarding ESG strategy and risks.

Senior Vice President and Corporate Development Officer	● Responsible for initiatives associated with extending Pembina’s value chain and exploration of new opportunities centered around a lower carbon economy, including new ventures.

Senior Vice President and Chief Operating Officer

●   Responsible for safe and reliable operations, business development and commercial services, operationalizing our ESG objectives (including asset decarbonization) and supporting our various OMS strategies and programs.

Senior Vice President and Corporate Services Officer

●   Responsible for advancing Pembina’s ESG objectives by enhancing organizational culture and equity, diversity and sense of belonging of our employee base, strategic supply chain management and through support of our various OMS strategies and programs.

Senior Vice President, Marketing and Strategy Officer

●   Responsible for overseeing Pembina’s strategy work, including the evaluation of enterprise risks and sustainability-related factors, energy management, carbon markets, as well as managing the enterprise transformation portfolio that contributes to Pembina’s ESG performance.

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Corporate Governance – Our Governance Practices

Oversight of ESG by management is supported by our corporate governance policies, frameworks, and processes. Pembina’s capital project governance framework includes management review requirements which emphasize health and safety, environmental protection, Indigenous and community engagement, and GHG emissions performance. Any material ESG disclosures are reviewed by our disclosure committee, made up of our CEO and senior vice presidents, in alignment with our disclosure policy.

Energy transition and climate change

We are committed to environmental leadership through responsible operation of our existing assets and investment in the energy transition. Our approach to managing climate change related risks includes reducing operational emissions through technology and improved operating practices, increasing our use of renewable energy and allocating capital to lower carbon investments all while delivering secure, affordable and sustainable energy.

In 2021, Pembina announced a target of a 30% reduction in GHG emission intensity by 2030, relative to 2019 baseline emissions. In support of this target, in 2023 Pembina implemented and sanctioned a number of decarbonization actions including: equipment and heat piping optimizations, engine upgrades, leak repairs, and redundant equipment shut-ins. Within our pipeline business, we also successfully matured process automation to improve the system wide energy efficiency through our pipeline control centre operations. Planned systematic expansion of these optimization initiatives is forecast to reduce both operating costs and GHG emissions by more than 20,000 tonnes CO2e per year with minimal investment.

We remain focused on securing renewable energy supply through power purchase agreements (PPAs) to support the decarbonization of our electricity supply. Our first PPA, for the offtake of 100 MW of renewable energy power from the Garden Plains Wind Farm, went into commercial operation in August of 2023. PPAs not only provide renewable energy to support grid decarbonization, but also generate carbon offset credits than can be utilized for Alberta TIER compliance.

In terms of our lower carbon investment projects, Pembina continues to develop the Alberta Carbon Grid project in collaboration with TC Energy Corporation (TC Energy). This is a carbon transportation and sequestration solution, which is being designed to serve multiple customers and sectors. In addition, on May 30, 2023, Pembina announced that it had signed a memorandum of agreement with Marubeni Corporation to progress the development of a supply chain for the transportation and delivery of blue ammonia (derived from natural gas utilizing carbon capture and storage technologies) to Asian markets. This project is expected to serve as an anchor development for our envisioned Low Carbon Complex that would be located adjacent to our existing Redwater assets.

Indigenous and Tribal relations

Pembina’s Indigenous and Tribal relations policy governs how we approach our engagement with Indigenous and Tribal communities, recognizing and respecting the spirit and intent of the United Nations Declaration on the Rights of Indigenous Peoples as a framework for Reconciliation within the context of the Canadian Constitution, existing laws and jurisprudence on Indigenous and treaty rights. Our five-year Indigenous Engagement Strategy, launched in 2022, outlines Pembina’s Path to Reconciliation, in alignment with the Truth and Reconciliation Commission of Canada Calls to Action. Our strategy was developed with input from Indigenous communities and employees across our business, and is focused on four directions:

•

Cultural appreciation: providing Indigenous cultural awareness training and educational opportunities for Pembina senior leadership and employees, while recognizing there are many distinct Indigenous communities and Tribes with unique languages, cultures, traditions, rights, priorities and protocols.

•

Lifecycle alignment: building, maintaining and formalizing long-term relationships with Indigenous and Tribal communities near our projects and operations, and embedding Indigenous inclusion and engagement in governance, internal policies, standards and processes for decision making.

•

Economic reconciliation: supporting equitable access to jobs, training and education opportunities, and working with Indigenous communities to gain long-term sustainable benefits from economic development projects. This also ensures procurement opportunities are available to Indigenous contractors within Pembina’s asset areas.

•

Community development: creating long-term community relationships and collaboratively identifying sustainable partnerships based on community needs and opportunities in alignment with Pembina’s community investment pillars.

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Corporate Governance – Our Governance Practices

Employee well-being and culture

Cultivating a positive employee experience and promoting a diverse and inclusive environment where our employees feel engaged, recognized and empowered is foundational to our ambition of being an employer of choice.

Pembina has established EDI targets for our board and executive team and all employees, which aim to increase the representation of women and other underrepresented groups at all levels of the organization. See page 41 for a discussion of our executive and employee targets and our progress as at December 31, 2023 and page 45 for a discussion of our board targets and our progress as at the date of this circular.

We are creating a culture where all employees feel valued and recognized through initiatives such as inclusion networks and employee led panel discussions with an emphasis on Indigenous culture and reconciliation, mental health, Pride and 2SLGBTQ2+ community, disability awareness and unpacking impacts of harmful traditional gender norms. See page 41 for a discussion of these initiatives.

Health and safety

Safety performance is one of Pembina’s core values, and is included in our company-wide short-term incentive plan. Our safety program is designed to drive continuous improvement and enhance safety performance through measurement, monitoring, risk management, and corrective actions.

Pembina’s priority is to continue our focus on reducing serious injuries or fatalities (SIF) events. In 2023, our SIF rate decreased by 35%, and our number of lost workday injuries declined by 29% compared to 2022. Our leadership team is committed to enhancing safety culture and validating safety requirements, particularly in the field, where highest hazard work occurs. In support of this, our leaders conducted over 18,000 leadership engagements throughout the year. These engagements served to reinforce our dedication to the safety of our employees and contractors, emphasizing the critical role of human factors and performance in maintaining a safe work environment.

Executive succession planning and diversity

Executive succession planning

The board has developed a position description for the CEO, outlining the scope and responsibilities the role.

The board is responsible for evaluating and appointing the CEO and the senior vice presidents. It also reviews succession plans for the CEO, senior vice presidents and other executives, taking into consideration recommendations by the human resources and compensation committee. The CEO also meets with the human resources and compensation committee at least once per year to discuss succession plans and to review succession candidates for the CEO and senior vice president positions. Emergency successors for business continuity are identified for each executive position and are reviewed every year.

Our succession planning and recruitment programs have incorporated processes to ensure that there is identification of a qualified and diverse candidate pool in support of having a diverse executive team. The executive team has formed a talent management committee that regularly reviews succession plans, identifies employees with high potential and ensures employee development is progressing as planned.

Equity, diversity and inclusion (EDI)
The board oversees the company’s approach to EDI.

Pembina is ensuring EDI is a priority across all services and business areas and announced the following EDI targets in 2021 to help increase the representation of women and other underrepresented groups across the organization by 2025:

•   35% women overall in the workforce;

•   30% women in executive leadership (by 2022);

•   45% overall workforce diversity; and

•   40% overall diversity in executive leadership.

Pembina’s EDI stand

Pembina continues to progress EDI and to demonstrate its commitment to the company’s EDI stand: “We are committed to diversity, equal opportunity and ensuring our employees can thrive in an inclusive environment.”

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Corporate Governance – Our Governance Practices

In 2023, the company surpassed its executive overall diversity target and continued to exceed its women in executive leadership target. Pembina remains committed to continuing to meet, or exceed, these targets in the future. The graph on the right outlines Pembina’ results against targets as at December 31, 2023. Reaching these targets is a long-term commitment and requires a multi-pronged approach including creating an inclusive culture to enable the benefits associated with a diverse culture.

In 2023, Pembina demonstrated its continued commitment to and integration of EDI across the organization through the establishment of a culture and inclusion strategy and team. The purpose of Pembina’s culture and inclusion strategy is “to create the conditions for high performance by cultivating a workplace where all employees have a sense of belonging.” Pembina’s culture and inclusion strategy includes the following three key pillars to support this purpose:

●   evolve into a learning organization that creates the conditions for high performance;

●   create an employee experience that is centered in relationships that demonstrate Pembina’s values; and

●   embed inclusive and equitable policies, processes, and programs into all areas of Pembina’s business.

Pembina’s commitment to culture and inclusion continues to cultivate a diverse and inclusive environment where Pembina’s employees feel engaged, recognized, and empowered.

Pembina uses several methods which support its employees’ ability to build a culture of inclusion, including the internally developed EDI Foundations learning series, the Conversations for Change panels, Acknowledgement Months and Inclusion Networks. These methods advance a culture of inclusion by raising awareness, creating community and building understanding of how to contribute to a sense of belonging in Pembina’s workplace. Topics explored through the events and panels included:

●   International Women’s Day;

●   Women in Field Summit;

●   Black History Month;

●   Pride and the 2SLGBTQ+ Community;

●   Indigenous Peoples Day

●   National Day for Truth and Reconciliation;

●   Multicultural Awareness Day; and

●   Men’s Mental Health.

1 Women in workforce and workforce diversity metrics are in respect of Pembina’s Canadian permanent workforce.
2 Diversity means belonging to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women.
3 Executive diversity metric is in respect of Pembina’s Canadian and U.S. workforce and includes CEO, Senior Vice President and Vice President level positions.

The company also launched two new employee-led Inclusion Networks in 2023: Indigenous Inclusion Network and the Men’s Mental Health Inclusion Network. These two networks join Pembina’s existing inclusion networks: Pride (2SLGTBQ+)Network, Women’s Inclusion Network and the Multicultural Resource Network. Inclusion Networks are essential to creating a sense of belonging and inclusion for under-represented employees and allies.

Financial management and reporting

The board is responsible for:

●	approving our financial statements and the accompanying MD&A and earnings press releases;
●	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;
●	approving our annual operating and capital budgets and financing plans and strategies; and
●	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

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Corporate Governance – Our Governance Practices

The board also ensures that we have a robust system for tracking internal controls over financial reporting, compliance with the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), internal audit, fraud and auditing matters and responding to related complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee’s role in compliance and internal audit on page 52 and our whistleblower policy on page 34.

Compensation

Director compensation

The board is responsible for:

●	approving director compensation;

●

ensuring that director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities and risks involved in being a director and market trends in director compensation;

●	working with the human resources and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and

●	working with independent external advisors that review director compensation and provide objective advice.

Executive compensation

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources and compensation committee and independent external advisors retained by the committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance, the role and

Executive compensation

The human resources and compensation committee reviews and recommends compensation for directors, the CEO and senior vice presidents. You will find a full list of that committee’s activities in 2023 starting on page 55.

responsibilities of the human resources and compensation committee and how we compensate our executives starting on page 62.

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Corporate Governance – Our Governance Practices

Shareholder engagement and communicating with the board

The board engages with shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual reports, management information circulars, annual information forms, quarterly reports, news releases, sustainability reports, website, corporate presentations, earnings calls and at industry conferences and other meetings. Management hosts earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual shareholders meetings are webcast live (this year’s meeting is virtual-only), and all shareholders and duly appointed proxyholders have an equal opportunity to participate. Guests have an opportunity to ask questions during the live question and answer sessions held following our annual meetings.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, and site tours.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

2023 highlights Management participated in 14 investor conferences and management road shows across Canada, the U.S. and Europe, with over 250 unique meetings with shareholders.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf, that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of the chief executive officer and our senior vice presidents who are responsible for reviewing and approving all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

Contacting the board

Our directors are available to meet directly with shareholders, as appropriate. Interested parties can contact our board at the address below. Certain board members also attend our annual shareholders meetings and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

boardchair@pembina.com

Shareholders can also contact our investor relations department any time, by email (investor-relations@pembina.com), phone (1-855-880-7404) or letter at the address below.

Investor Relations Department

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

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Corporate Governance – About the Board of Directors

About the Board of Directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our stakeholders.

Independence

The board assesses the independence of directors annually and on appointment using independence criteria that meet or exceed the following standards:	Independent board 10 of the 11 nominated directors are independent. Mr. Burrows is not independent because he is Pembina’s CEO
● National Policy 58-201 – Corporate Governance Guidelines;
● National Instrument 52-110 – Audit Committees;
● SEC rules and regulations;
● Sarbanes-Oxley Act; and
● TSX and NYSE rules.

Such independence criteria is described in detail in our director independence guidelines, which you can find on our website (www.pembina.com).

Our director independence guidelines and corporate governance guidelines require all directors who sit on the audit committee, human resources and compensation committee, and governance, nominating and corporate social responsibility committee, to be independent directors.

In-camera sessions

The board meets in-camera without non-independent directors and management present at each regularly scheduled board meeting to facilitate regular, open and candid discussion among the independent directors.

In 2023, our independent directors met separately in-camera at all regularly scheduled board and committee meetings.

About the board chair

The board chair is appointed by the directors for a term of one year. Our corporate governance guidelines require that the board chair be independent. The current chair, Henry W. Sykes, is independent and has been chair since January 2023.

The board has written position descriptions for the board chair and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The board chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public. The roles of board chair and CEO have been separate since we went public in 1997.

The board chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, and board and individual director effectiveness.

The board chair, in consultation with the governance, nominating and corporate social responsibility committee, selects the chair of each board committee.

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Corporate Governance – About the Board of Directors

Nomination of new directors

The board reviews its composition annually, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time as the company and the industry evolve. The goal is to ensure that the board remains effective, experienced and well-balanced.

The board considers new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the specific targets set out in the Board diversity section below. The board also considers diversity of age, geography, skills, knowledge and experience in its selection process.

The governance, nominating and corporate social responsibility committee looks to several sources to identify new candidates, including outside search firms, and recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders at each annual meeting of shareholders.

The governance, nominating and corporate social responsibility committee and the board look for director candidates who are inquisitive and objective, have practical wisdom and mature judgment. Potential candidates are identified based on competencies, skills, education, communication and interpersonal skills, and relevant business, government and civic experience. The governance, nominating and corporate social responsibility committee and the board also consider the board’s skills matrix, to make sure board composition and diversity remain balanced. To make sure the process is impartial, the board takes into consideration any potential conflicts of interest and relationships between candidates and existing directors. The board also considers whether the candidates can devote enough time to their duties as a director and reviews and consults with the board chair and the CEO to gather their input before proposing the nominated directors to shareholders.

Potential candidates are interviewed extensively by members of the governance, nominating and corporate social responsibility committee, and other members of the board.

Board diversity

The board recognizes the importance of director diversity and has a written diversity policy that serves as a framework for promoting diversity of all kinds. In 2020, the board amended its board diversity policy to adopt diversity targets. The board will consider new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the following diversity targets:

●   female and male genders to each represent at least 30% of the independent directors on the board; and

Representation
The board exceeds its diversity targets under the board diversity policy:
50% of the independent director nominees are women
● at least 40% of independent directors represented by Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities and women.	60% of the independent director nominees are represented by Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities, and women

The board exceeds these targets, which are in addition to the employee EDI targets we announced in 2021—see page 41.

Five of the director nominees are women and two nominees self identify as a member of a visible minority. We have also improved the board’s geographic, educational, experience, and age diversity over time.

In line with the objectives of the board diversity policy, the governance, nominating and corporate social responsibility committee aims to achieve diversity on the board when identifying, selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. In its annual assessment of board composition and mix of skills, the governance, nominating and corporate social responsibility committee also looks at how effective our board diversity policy is at building board diversity, considering the skills required on the board at that time.

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Corporate Governance – About the Board of Directors

The governance, nominating and corporate social responsibility committee and the board are specifically committed to identifying candidates who will advance the board’s diversity targets and considers all aspects of diversity when assessing matters related to board composition and renewal. The board selects candidates based on the overall mix of skills and attributes, with a commitment to diversity.

Age and tenure

We do not have a formal policy imposing term limits on directors. Our priority is to assemble a board that has the right mix of skills and experience to provide strong stewardship. While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general. Directors are ordinarily required to retire from our board and not stand for re-election once they have turned 72. The board may, however, deviate from this practice if it determines it is in the best interests of the company.

65.8
average age of our independent director nominees
7.4 years
average tenure of our independent director nominees

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. Seven of our director nominees are located in Canada, and four are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

Skills and experience

The board regularly evaluates the competencies and skills of the directors against the competencies and skills identified as necessary for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to ensure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance, nominating and corporate social responsibility committee maintains the matrix and reviews it regularly.

The table on the next page shows the mix of experience and knowledge of our nominated directors. We include each director’s self-assessment of their previous experience and functional expertise, which they rank at one of three levels based on criteria specific to each category. For clarity, the Sustainability/ESG area of functional expertise in the table includes climate expertise.

In addition to the skills and experience noted in the table on the next page, each of the directors also has other relevant board experience. Also see the profiles of the nominated directors starting on page 19 for details regarding each nominee’s experience and education.

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Corporate Governance – About the Board of Directors

Attendance and active participation

We have a very committed group of directors and are proud to report that our directors attended all board and committee meetings for which they were called for in 2023. Directors are expected to attend all board meetings and all of their respective committee meetings unless there is an unavoidable conflict or other extenuating circumstance. Attendance is monitored by the governance, nominating and corporate social responsibility committee and is managed by the board chair.

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Currently, directors can	100% meeting attendance in 2023
serve on a maximum of three committees so they can fully participate and meet their obligations to the board.

The table on the next page includes details of director meeting attendance in 2023.

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Corporate Governance – About the Board of Directors

			2023 Committee meetings[1]

	2023 Board meetings[1]		Audit	Governance, nominating and corporate social responsibility	Human resources and compensation	Safety, environment and operational excellence	Total 2023 committee meetings

H. Sykes[2]	7 of 7	100%			1 of 1		1 of 1	100%

A. Ainsworth[3]	7 of 7	100%		3 of 3	1 of 1	5 of 5	9 of 9	100%

J.S. Burrows[4]	7 of 7	100%					N/A	N/A

C. Carroll[5]	7 of 7	100%			4 of 4	5 of 5	9 of 9	100%

A. Dutra	7 of 7	100%	6 of 6	4 of 4			10 of 10	100%

R. Findlay[6]	3 of 3	100%					N/A	N/A

R. Gwin[7]	4 of 4	100%			2 of 2		2 of 2	100%

M. Howe[8]	7 of 7	100%	6 of 6	4 of 4			10 of 10	100%

G. Kerr	7 of 7	100%	6 of 6	4 of 4			10 of 10	100%

D. LeGresley[9]	7 of 7	100%		4 of 4	4 of 4		8 of 8	100%

A. Mah[10]	6 of 6	100%	4 of 4		3 of 3		7 of 7	100%

L. O’Donoghue	7 of 7	100%	6 of 6			5 of 5	11 of 11	100%

B. Rubin	7 of 7	100%			4 of 4	5 of 5	9 of 9	100%

[1]	Attendance reflects all meetings of the board and/or relevant committee(s) which each individual was called for while a director in 2023.
[2]

Mr. Sykes attended the November 1, 2023 human resources and compensation committee meeting as chair in light of Mr. Gwin’s resignation from the board on October 23, 2023 and Mr. Mah’s subsequent appointment as chair of the human resources and compensation committee on November 2, 2023.

[3]	Ms. Ainsworth stepped down from the human resources and compensation committee and was appointed to the governance, nominating and corporate social responsibility committee on February 24, 2023.
[4]	As Pembina’s CEO, Mr. Burrows does not sit on any committees of the board.
[5]	Chair of the safety, environment and operational excellence committee since May 7, 2021.
[6]	Mr. Findlay did not stand for re-election and retired from the board immediately prior to our 2023 annual meeting of shareholders.
[7]	Mr. Gwin stepped down from the board on October 23, 2023. Mr. Gwin was chair of the human resources and compensation committee from January 1, 2023 until the date of his resignation from the board.
[8]	Chair of the audit committee since May 7, 2021.
[9]	Chair of the governance, nominating and corporate social responsibility committee since January 1, 2023.
[10]

Mr. Mah was appointed to the board on February 24, 2023 and was appointed to the audit committee and the human resources and compensation committee upon his appointment to the board. Mr. Mah was appointed chair of the human resources and compensation committee on November 2, 2023, replacing Mr. Gwin.

Orientation and continuing education

The governance, nominating and corporate social responsibility committee is responsible for overseeing the director orientation process and for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

●	corporate governance guidelines;

●	director independence guidelines;

●	board diversity policy;

●	majority voting policy;

●	board and committee charters;

●	committee composition;

●	written position descriptions for the board chair, committee chairs and the CEO;

●	key corporate policies;

●	constating documents;

●	recent disclosure and investor materials;

●	strategic plan; and

●	other relevant corporate and board information.

New directors attend orientation sessions and one-on-one meetings with key executives to familiarize themselves with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current

Pembina Pipeline Corporation • 2024 Management Information Circular	48

Corporate Governance – About the Board of Directors

business issues and opportunities. New directors may also be invited by other directors, executives and business unit leaders to tour specific sites.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of our directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses.

We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These educational sessions are usually held during scheduled board and committee meetings, and include:

●

annual briefings, which typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Annual briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed;

●	regular briefings on ESG, climate and cybersecurity developments and updates;

●	regular briefings on corporate governance developments and emerging best practices; and

●	presentations from time to time by external consultants about general industry trends, other issues or other topics of interest.

The corporate secretary maintains a list of all continuing education taken by the directors. The table below shows the education sessions our directors attended in 2023 that were facilitated by Pembina. Individual directors may also attend other independent education sessions or sessions sponsored by other companies where they serve as a director.

Date	Description	Presented by	Attendees

April 4 and 5	Site visit to Sherwood Park Control Center, Edmonton Terminals, Redwater, Grande Prairie, Hythe and LeGlace Pump Stations	Pembina site personnel	Anne-Marie N. Ainsworth Cynthia Carroll Andy J. Mah

May 3	Overview of property tax, indirect tax and customs, income tax, global tax legislations and tax strategies)	Pembina management	Henry W. Sykes Anne-Marie N. Ainsworth Scott J. Burrows Cynthia Carroll Ana Dutra	Robert G. Gwin Maureen E. Howe Gordon J. Kerr Leslie A. O’Donoghue Bruce D. Rubin

May 4	Update on GHG Emissions Reductions	Pembina management	All members of the governance, nominating and corporate social responsibility committee

August 1	Site visit to Duvernay and Fox Creek	Pembina site personnel	Cynthia Carroll Gordon J. Kerr	David M.B. LeGresley Bruce D. Rubin

November 1	Overview of Pembina’s D&O insurance program, the D&O insurance market and trends	Marsh and Pembina management	Henry W. Sykes Anne-Marie N. Ainsworth J. Scott Burrows Ana Dutra	Maureen E. Howe Gordon J. Kerr David M.B. LeGresley Andy J. Mah

November 1	Presentation on Pembina’s Emissions Data Management Project	Pembina management	All members of the governance, nominating and corporate social responsibility committee

December 7	Global Macro / IEA in context (overview of energy trilemma, energy flows and hydrocarbons and geopolitics)	BCG Centre for Energy Impact	All directors

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Corporate Governance – About the Board of Directors

Serving on other boards
We recognize the significant commitment involved in serving on a board of directors and the value and experience gained from serving on other boards.

Board independence

The governance, nominating and corporate social responsibility committee has reviewed the outside boards our director nominees currently serve on and has determined that they do not affect the board’s independence or its ability to operate effectively.

Our corporate governance guidelines limit the number of public company boards our directors can serve on. Any directors who hold executive positions with public companies can serve on one public company board in addition to Pembina’s board. All other directors can serve on up to three public company boards in addition to Pembina’s board. Directors who are members of the audit committee can only serve as a member of an audit committee of two other companies.

The board can allow a director to serve on additional boards if it determines that this would not impair the director’s independence or ability to effectively serve on the board and will disclose it in the circular and AIF. Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance, nominating and corporate social responsibility committee before accepting the nomination or appointment. The chair of the governance, nominating and corporate social responsibility committee, together with the board chair, will determine whether accepting the nomination or appointment would compromise the director’s availability or capacity to act as a director of Pembina, or result in an actual or perceived conflict of interest. None of our current directors serve on more than three other public company boards.

The board regularly reviews the other directorships of its directors in accordance with our corporate governance guidelines, including board and committee interlocks—when two or more directors serve together on another company board or board committee. When there is an interlock, the board, together with the governance, nominating and corporate social responsibility committee, will review and decide whether a director should continue to serve on our board. In all cases, a director must not serve on the boards of directors of more than two other companies on which a fellow director also serves. As set forth in the table below, there is currently one public company board and committee interlock. The board has determined that the ability of these directors to act independently is not affected by serving together on these boards. There are currently no private company interlocks.

Company	Stock Exchange Listing	Director Nominees	Committees

Methanex Corporation	TSX; NYSE	Maureen E. Howe	Corporate governance (chair); audit, finance and risk

		Leslie A. O’Donoghue	Audit, finance and risk; responsible care

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively, based on the expectations set out in the board and committee charters, and to encourage continuous improvement.

Annual process

We complete an assessment of the board once per year and, in 2020, updated our corporate governance guidelines to make this a formal requirement. The board chair leads the annual assessment, with input from all directors. Each director completes a formal questionnaire every year, which is currently divided into five categories: board responsibility and effectiveness, board operations, board composition and renewal, committee of the board and open-ended questions. Each director also evaluates the effectiveness and performance of the board chair and their fellow directors. The board chair also conducts one-on-one interviews with each director on an annual basis. After the results of the questionnaires and meetings are compiled, the governance, nominating and corporate social responsibility committee and the board discuss the results, in-camera, if appropriate.

In-depth review

In 2020, we also amended the corporate governance guidelines to require the board to engage a third-party advisor to assist in the evaluation and assessment of the board, its committees, the board chair and the committee chairs at least once every three years. An external advisor was engaged in 2023 to help facilitate the board and individual director effectiveness evaluation and peer reviews. The governance, nominating and corporate social responsibility committee considers this evaluation as part of its discussions on board, committee and director effectiveness.

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Corporate Governance – Board Committees

Board Committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

●	audit committee;

●	governance, nominating and corporate social responsibility committee;

●	human resources and compensation committee; and

●	safety, environment and operational excellence committee.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed every year by the committees themselves and the board. All of the directors that serve on the board committees must be independent, except for our safety, environment and operational excellence committee, which must be comprised of a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and adjusts committee membership periodically. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members required by its charter. The board chair is not a member of any standing committee but attends most committee meetings to fulfil his duty in providing leadership to the board in matters relating to the effectiveness of each of the committee’s responsibilities.

The board may also, from time to time, establish ad hoc committees to address specific issues that emerge or assume tasks not covered by the standing committees and for a specific period of time.

You can find the committee charters for our standing committees online at our website (www.pembina.com) and read about the nominated directors starting on page 19 of this circular.

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Corporate Governance – Board Committees

Audit committee

The audit committee is responsible for overseeing:

●	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;
●	the relationship, reports, qualifications, independence and performance of the external auditor;
●	the internal audit function;
●	financial risk identification, assessment and management program;
●	compliance with legal and regulatory requirements related to financial reporting and controls;
●	management information technology related to financial reporting and financial controls; and
●	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management, the internal auditors, and the external auditors together, as well as separately, with the internal auditors and the external auditors without management present. The audit committee met six times in 2023.

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Members	Maureen E. Howe (chair)	Andy J. Mah
	Ana Dutra	Leslie A. O’Donoghue
Gordon J. Kerr

Maureen E. Howe and Gordon J. Kerr are financial experts, and all of the members are financially literate under U.S. and Canadian securities laws. For further details regarding the audit committee members’ education and experience, see their respective profiles in the About the Nominated Directors section of this circular, beginning on page 19.

Independence	100%

Each of the five directors met the independence criteria as of March 17, 2023, within the meaning of National Instrument 52-110 – Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the TSX and the NYSE.

2023 membership changes	● Henry W. Sykes left the committee on January 1, 2023 when he was appointed board chair
● Andy J. Mah joined the committee on February 24, 2023

Qualifications	Committee members must:
● be an accountant or have financial experience or accreditation, or both
● be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements

Key responsibilities	Financial statements, reporting process and internal controls over financial reporting
● reviewing annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosure, and recommending them to the board for approval

●   reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

● reviewing our internal controls over financial reporting under the Sarbanes-Oxley Act compliance

External auditor
● overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged

Internal audit

●   overseeing the internal audit function, including the review of the internal audit function, approval of the internal audit plan, review of internal audit performance, ensure there are no unjustified restrictions and review/concur in the appointment/dismissal of the Head of Internal Audit, and meet separately with the Head of Internal Audit to discuss certain matters

Financial risk management
● discussing governance guidelines and policies for risk assessment and management of areas outlined in the audit committee charter
● developing or overseeing the development of these guidelines and policies

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Corporate Governance – Board Committees

2023 Highlights	Committee charter and education
● reviewed and updated the audit committee charter
● attended professional development sessions on topics relating to Pembina’s tax strategy
● assessed ongoing professional development requirements
Financial reporting and tax

●   reviewed changes in accounting policies and significant financial reporting considerations including, but not limited to, contingencies, estimates and judgments applied and significant provisions for consolidated financial statements and non-GAAP measures

● reviewed annual, quarterly and consolidated financial statements, MD&A, earnings press releases and other financial disclosures
● reviewed and approved various accounting and governance related board policies
External auditor oversight
● approved the 2023 external auditor audit engagements, audit plans and fees
● reviewed and approved non-audit services to be provided by the external auditor
● reviewed the quarterly audit findings reports provided by the external auditors
Internal audit functional oversight
● reviewed and approved the internal audit charter
● approved changes made to the annual internal audit plan
● reviewed highlights and key findings of internal audit reports issued
● monitored internal controls over financial reporting program progress and review of outcome
● held in-camera discussions with Head of Internal Audit, who oversaw internal audit
Compliance, financial risk and other oversight
● reviewed the ERC’s hedging recommendations
● approved the following policies and annual updates:
- whistleblower, acceptable use of information assets and information management policies
- reviewed corporate insurance program and coverage
- monitored funding exposure and oversight of the pension plans

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Corporate Governance – Board Committees

Governance, nominating and corporate social responsibility committee

The governance, nominating and corporate social responsibility committee is primarily responsible for helping the board develop, implement and monitor Pembina’s corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems. The committee met four times in 2023.

Members	David M.B. LeGresley (chair)	Maureen E. Howe

	Anne-Marie N. Ainsworth	Gordon J. Kerr

Ana Dutra

Independence	100%
2023 membership changes	● Randall J. Findlay and Robert G. Gwin left the committee on January 1, 2023
● David M.B. LeGresley joined the committee and was appointed chair of the committee on January 1, 2023
● Ana Dutra joined the committee on January 1, 2023
● Anne-Marie N. Ainsworth joined the committee on February 24, 2023
Qualifications	● governance committee of other public companies
● legal, compliance or regulatory background
● chief executive officer or senior executive experience

Key responsibilities	Board governance
● reviewing and recommending board size and composition
● overseeing director orientation, education and training
● monitoring potential conflicts of interest and other board appointments
● overseeing eligibility and selection criteria, including independence, financial literacy and diversity
● recommending director candidates for election to the board and appointment to board chair
● conducting and reviewing annual board, director and committee assessments

Compliance and disclosure
● overseeing corporate social responsibility/ESG
● monitoring best governance practices and our compliance with governance related laws and regulations
● approving our disclosure policy and overseeing our policies, procedures and the disclosure committee
● assisting the board in establishing appropriate risk oversight functions at the board and committee levels

2023 Highlights	Director succession
● reviewed and recommended changes to committee membership for 2023
● led the director recruitment and selection process for adding a new director nominee
● reviewed and recommended the appointment of Andy J. Mah to the board
● reviewed outside board appointments

Corporate governance best practices
● reviewed and approved amendments to corporate policies
● reviewed and recommended changes to board and committee charters
● reviewed and recommended changes to the director independence guidelines, majority voting policy for director elections and corporate governance guidelines
● reviewed the activities of the company’s disclosure committee ● assessed relationships between Pembina and each director and determined that each of our directors other than our CEO are independent
● reviewed and recommended directors to be designated as financially literate, financial experts and/or audit committee experts under applicable laws
● reviewed proxy advisor reports on 2023 information circular
● reviewed information relating to the new clawback policy
● reviewed the director onboarding process and continuing education program for the directors

●   monitored recent developments, emerging trends and best practices in ESG, corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

● reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors
● assessed director independence and reviewed director relationships, commitments and interlocks
● worked with a third party advisor to complete and assess the board’s effectiveness and performance as well as the performance and effectiveness of individual directors and the board committees

Public disclosure
● reviewed the information related to corporate governance in this circular

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Corporate Governance – Board Committees

Human resources and compensation committee

The human resources and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs, including EDI, staff attraction, engagement and retention, health and wellness, and compensation.

The committee reviews and recommends to the board approval of our compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate actions are taken to mitigate those risks.

The committee reviews and recommends director compensation for approval by the board, recommends approval by the board of compensation for the CEO and senior vice presidents, and oversees compensation of the other executives.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for ensuring all plans and health and benefit programs are administered according to applicable laws and regulations, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult external independent advisors for assistance in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 58 and our executives starting on page 62. You can find more information about compensation governance starting on page 67.

The human resources and compensation committee met four times in 2023. All meetings included time without management present.

Members	Andy J. Mah (chair)	David M.B. LeGresley

	Cynthia Carroll	Bruce D. Rubin

Independence	100%

2023 membership changes	● Robert G. Gwin was appointed chair of the committee on January 1, 2023 and resigned from the board on October 23, 2023.
● Andy J. Mah joined the committee on February 24, 2023 and was appointed committee chair on November 2, 2023.
● Anne-Marie N. Ainsworth stepped down from the committee on February 24, 2023.

Qualifications	● executive or CEO experience
● human resources or compensation experience
● compensation committees of other public companies
● industry or sector experience
● financial or legal expertise

Key responsibilities	Compensation philosophy and approach
● reviewing and recommending compensation philosophy
● reviewing and recommending executive compensation program and incentive plans
● reviewing and recommending director compensation

Program oversight
● reviewing compensation design, corporate objectives and executive performance targets
● reviewing employment agreements, severance and change of control arrangements for the CEO and senior vice presidents
● assisting the board in establishing and overseeing executive succession plans
● overseeing the defined benefit, defined contribution and supplementary pension plans
● overseeing the employee health and wellness program
● overseeing the equity, diversity and inclusion program

Annual performance and compensation
● recommending individual elements of total compensation for the CEO and senior vice presidents
● reviewing and recommending the annual report on executive compensation and public disclosure
● reviewing and recommending performance goals for the short-term and long-term incentive plans

Compensation risk oversight
● ensuring executive compensation is aligned with our short-, medium- and long-term goals
● monitoring legal and stock exchange compliance

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Corporate Governance – Board Committees

2023 Highlights	Program oversight
● reviewed and approved external advisor engagement, services and work plan
● reviewed and recommended for approval:
- Pembina’s short-, medium- and long-term incentive plans
- the compensation and performance peer groups
- director compensation for 2024
- changes to organizational design and senior executive team
- changes to share ownership guidelines
- changes to the committee’s charter
● reviewed the EDI program

Succession planning
● reviewed the executive succession plan and the executive development plan process

Annual performance and compensation
● recommended for approval:
- 2023 performance goals for the short-term incentive plan
- 2024 CEO and senior vice president compensation
- 2023 CEO objectives
- 2023 restricted share unit (RSU) and performance share unit (PSU) awards along with PSU performance measures
- 2023 stock option awards
● reviewed and recommended for approval 2022 corporate performance to determine 2022 short-term incentive payouts (paid in 2023)
● reviewed and recommended for approval the 2020 PSU multiplier for long-term incentive payouts (paid in 2023)
● reviewed and recommended for approval the budget for salary increases
● reviewed and recommended for approval administrative amendments to the Stock Option Plan, Share Unit Award Plan and the Deferred Unit Award Plan
● reviewed and recommended for approval Pembina’s new clawback policy

Public disclosure
● reviewed and recommended for approval the information related to compensation in this circular

Education
● received an overview of:
- compensation trends and executive compensation market analysis
- the company’s pension and benefits program
- the company’s EDI program
- received human resources updates

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Corporate Governance – Board Committees

Safety, environment and operational excellence committee

The safety, environment and operational excellence committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our OMS programs, including process safety and occupational safety, environment, asset integrity management, corporate security and cybersecurity. The committee also oversees our operational excellence and continuous improvement efforts and results.

The safety, environment and operational excellence committee met five times in 2023. All meetings included time without management present.

Members	Cynthia Carroll (chair)	Leslie A. O’Donoghue
	Anne-Marie N. Ainsworth	Bruce D. Rubin

Independence	100%

2023 membership changes	● Robert G. Gwin left the committee on January 1, 2023
Qualifications	● engineering or operations background
● legal, compliance or regulatory background

● chief executive officer or senior executive experience

Key responsibilities	Program and strategy development
● overseeing the development, implementation and operational audits of our OMS program, management policies, programs, systems and practices

● reviewing our safety and environmental strategy
Risk management
● reviewing OMS program risks and mitigation plans

● monitoring current, pending or threatened regulatory action by or against us

Regulatory compliance and public disclosure
● reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

2023 Highlights	Safety and environment measures
● reviewed and approved the 2023 safety and environment performance measures to be used across all divisions, incorporating both leading and lagging indicators

●   reviewed 2022 performance against targets and recommended for approval the safety and environment performance multiplier for the 2022 short-term incentive plan award to the human resources and compensation committee

OMS programs
● reviewed strategy and approach to revising Pembina’s OMS to a new operational excellence management system

● reviewed the results of management’s incident review panel related to all significant events

● reviewed technology initiatives being applied at Pembina to improve safety

● monitored emerging and material issues in safety, security and environment, including process safety, and security program requirements

● reviewed plans and progress towards improving contractor safety performance

● reviewed and monitored corporate and cybersecurity programs in 2023

● monitored 2023 asset integrity programs

● reviewed management’s 2023 work plans for asset integrity inspection and repairs

● monitored progress of Pembina’s process safety five-year vision plan designed to enhance process safety performance
Operational excellence
● oversaw the development and reviewed the results of external benchmarks on key performance indicators

● reviewed corporate efficiency and effectiveness plans and results

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Corporate Governance – Director Compensation

Director Compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near- and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

Mr. Burrows is compensated in the role of CEO and does not receive director compensation.

Director compensation package

The table below shows our director fee schedule for 2023. There are no changes to the compensation package for 2024.

		2023 ($)

Board chair	Annual retainer	475,000

Board member	Annual retainer	248,250

Committees	Audit committee chair retainer	28,500

	Human resources and compensation committee chair retainer	22,500

	Other committee chair retainer	17,500

	Audit committee member retainer	15,000

	Other committee member retainer	12,500

To help ensure they can meet their share ownership guideline within five years of joining the board, directors are required to take at least 50% of their total compensation as equity until they have met their share ownership guideline. Directors may elect to take up to 100% of their total compensation as equity. The rest of the compensation is paid in cash, quarterly in arrears.

The equity portion of director compensation is paid in deferred share units (DSUs) under our deferred share unit plan. A DSU is a notional share that has the same value as one common share. The value of DSUs changes with our share price, and therefore have the same upside potential and downside risk as our common shares. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director’s account but are paid out only after the director retires from the board (and must be redeemed within one year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs they hold (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the termination date.

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Corporate Governance – Director Compensation

Compensation in line with our peers

To ensure we can attract and retain talented directors, we compensate our directors in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The human resources and compensation committee engages outside consultants every year to compare our director compensation practices and levels with companies with which we compete for talent. The director compensation peer group is the same peer group used for the named executive compensation peer group for 2023 (see page 72 for a list of the peer companies and a discussion of the selection process).

Building equity ownership

Pembina has director share ownership guidelines because we believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity.

Non-executive directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the guideline.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of March 21, 2024. As of that date, all current directors were in compliance with, or on track to meet, the guidelines.

As at March 21, 2024, non-executive directors as a group beneficially owned, directed or controlled 195,159 common shares and 306,533 DSUs with a combined value as of March 21, 2024 of $23,711,373.

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines

Henry W. Sykes (2023 Chair)	15,306	723,055	1,352,087	2,075,143	1,425,000	yes

Anne-Marie N. Ainsworth[3]	25,821	1,226,222	1,905,248	3,131,469	1,010,216	yes

Cynthia Carroll[3]	-	-	857,451	857,451	1,010,216	on track	[4]

Ana Dutra[3]	-	-	394,693	394,693	1,010,216	on track	[5]

Maureen E. Howe	27,000	1,275,480	685,911	1,961,391	744,750	yes

Gordon J. Kerr	10,400	491,296	2,434,695	2,925,991	744,750	yes

David M.B. LeGresley	48,864	2,308,335	2,403,806	4,712,141	744,750	yes

Andy J. Mah	12,180	575,383	147,153	722,536	744,750	on track	[6]

Leslie A. O’Donoghue	35,588	1,681,177	3,089,901	4,771,078	744,750	yes

Bruce D. Rubin[3]	20,000	949,786	1,209,694	2,159,480	1,010,216	yes

[1]	Calculated using $47.24 per share (the closing price of our common shares on the TSX on March 20, 2024).
[2]	DSU value is estimated at $47.24 per share (the closing price of our common shares on the TSX on March 20, 2024). Includes DSUs that accrue as dividend equivalents.
[3]

Ms. Ainsworth, Ms. Carroll, Ms. Dutra and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth’s, Ms. Carroll’s, Ms. Dutra’s and Mr. Rubin’s equity ownership requirements are also in U.S. dollars and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.35645 on March 20, 2024. The value of their common shares is calculated using US$35.01 per share (the closing price of our common shares on the NYSE on March 20, 2024) and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.35645 on March 20, 2024.

[4]	Ms. Carroll has five years from the date of her appointment to the board on May 8, 2020 to meet the share ownership guidelines.
[5]	Ms. Dutra has five years from the date of her appointment to the board on May 6, 2022 to meet the share ownership guidelines.
[6]	Mr. Mah has five years from the date of his appointment to the board on February 24, 2023 to meet the share ownership guidelines. Mr. Mah received his initial grant of DSUs in 2024.

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Corporate Governance – Director Compensation

Director summary compensation table

The table below shows the value of all compensation paid to non-executive directors in 2023. Mr. Burrows did not receive director compensation because he was compensated in his role as CEO.

	2023 fees[1] ($)				Allocation of 2023 fees[7] ($)

	Annual retainer	Committee chair/ member retainer	All other compensation ($)	Total compensation ($)	Cash	DSUs[2]

Henry W. Sykes (chair)	475,000	-	-	475,000	237,499	237,522

Anne-Marie N. Ainsworth[3]	327,802	33,011	-	360,813	180,418	180,410

Cynthia Carroll[3]	327,802	39,614	-	367,416	183,714	183,718

Ana Dutra[3]	327,802	36,312	-	364,114	182,066	182,064

Maureen E. Howe	248,250	41,000	-	289,250	289,250	-

Randall J. Findlay[4]	85,017	-	-	85,017	-	85,029

Robert G. Gwin[3,5]	266,086	24,117	-	290,203	145,252	144,964

Gordon J. Kerr	248,250	27,500	-	275,750	137,867	137,895

David M.B. LeGresley	248,250	30,000	-	278,250	222,579	55,676

Andy J. Mah[6]	211,523	25,075		236,598	236,598	-

Leslie A. O’Donoghue	248,250	27,500	-	275,750	-	275,791

Bruce D. Rubin[3]	327,802	33,011	-	360,813	360,813	-

Total	3,341,833	317,140	-	3,658,973	2,176,057	1,483,068

[1]	Retainers awarded, earned, paid or payable for 2023.
[2]

Represents the amount of 2023 fees that directors elected to receive as DSUs based on the grant price of DSUs of $45.45 (being the volume weighted average trading price of our common shares on the TSX from January 2, 2023 to January 6, 2023).

[3]

Ms. Ainsworth, Ms. Carroll, Ms. Dutra, Mr. Gwin and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees have been converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of $1.32045 on December 29, 2023.

[4]

Mr. Findlay did not stand for re-election at the 2023 annual meeting of shareholders and retired from the board after the meeting. Accordingly, his fees have been prorated from January 1 to May 5, 2023.

[5]	Mr. Gwin stepped down from the board on October 23, 2023.
[6]	Mr. Mah was appointed to the board on February 24, 2023. Accordingly, his fees have been prorated from February 24, 2023 to December 31, 2023.
[7]	DSUs are granted in whole units. As a result, the amounts under the column Allocation of 2023 fees can be slightly different from the amounts in the Total compensation column due to rounding.

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Corporate Governance – Director Compensation

Deferred share unit awards

The table below shows all DSUs held by non-executive directors as at December 31, 2023. We do not grant options to directors. We estimated the value of DSUs awarded at $45.62 per share (the closing price of our common shares on the TSX on December 29, 2023).

	Number of DSUs held			Total value of share- based awards on December 31, 2023 ($)
	Awarded	Accrued as dividend units	Total

Henry W. Sykes (chair)	19,383	4,061	23,444	1,069,515

Anne-Marie N. Ainsworth	27,896	8,447	36,343	1,657,968

Cynthia Carroll	12,463	1,627	14,090	642,786

Ana Dutra	4,073	258	4,331	197,580

Maureen E. Howe	10,583	3,937	14,520	662,402

Gordon J. Kerr	34,988	13,545	48,533	2,214,075

David M.B. LeGresley	33,755	14,097	47,852	2,183,008

Andy J. Mah[1]	-	-	-	-

Leslie A. O’Donoghue	45,163	14,234	59,397	2,709,691

Bruce D. Rubin	19,851	5,756	25,607	1,168,191

[1]

Mr. Mah did not receive any of his 2023 compensation in the form of DSUs because he was appointed to the board after the directors made their annual DSU election. He received his first grant of DSUs in January 2024.

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Executive Compensation This section of our circular describes how we pay our named executive officers, what they earned this year and why.

Where to find it

63	Letter from the Chair of the Human Resources and Compensation Committee

67	Compensation Discussion and Analysis

	67	Compensation Governance and Strategy How we oversee compensation and manage risk, including how we work with our independent consultants on compensation structure.

	76	2023 Executive Compensation What we pay the named executives at Pembina and why, a discussion of this year’s company performance and our 2023 compensation decisions.

	84	Our Named Executive Officers Profiles of our named executive officers and their accomplishments in 2023.

	89	Compensation and Share Performance Share price performance, and an analysis of how executive compensation aligns with our corporate performance over time.

92	2023 Executive Compensation Details

Executive Compensation – Letter from the Committee Chair

Letter from the Chair of the Human Resources and Compensation Committee

On behalf of the human resources and compensation committee and the board, we welcome the opportunity discuss how Pembina’s strong 2023 achievements underpin our executive compensation.

In the compensation discussion and analysis that follows, we provide detailed information on our 2023 executive compensation results for our named executive officers, which is aligned to our strategy and corporate performance.

An overview of 2023

I am pleased to share that 2023 was another year of significant accomplishment for Pembina and our stakeholders. Early in the year we were excited to launch our refreshed corporate strategy and purpose, which builds on our foundational corporate values and proven business acumen to continue growing and creating value well into the future.

Pembina delivered record results in 2023, highlighted by earnings of $1.8 billion and record annual adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA)[1] of $3.8 billion that exceeded the high end of our original guidance range, reflecting the strength of our business. These achievements also highlight the operational flexibility of our gathering and processing assets to accommodate growing customer volumes and a marketing business that continues to optimize our profit margins. In 2023, we continued to strengthen our balance sheet, returned capital to shareholders, and delivered a three-year total shareholder return (TSR) in 2023 of 66.64%, ranking us sixth among our performance peer group for the year.

Andy J. Mah Chair, Human Resources and Compensation Committee

2023 was further marked by commercial success. We sanctioned new growth projects in our core assets and continued progressing new initiatives in liquefied natural gas (LNG) and low carbon businesses that will extend our value chain and enhance Pembina’s global reach. A highlight of the year was the announcement of a $3.1 billion strategic acquisition of Enbridge’s interest in the Alliance Pipeline and Aux Sable liquids processing complex (Alliance/Aux Sable Acquisition). Alliance and Aux Sable are world-class energy infrastructure assets and increasing our ownership will improve operational efficiencies and additional business opportunities. We recently received Canadian Competition Bureau approval of the Alliance/Aux Sable Acquisition, which is the last material regulatory condition necessary for completion of the transaction. The Alliance/Aux Sable Acquisition, which is expected to close on April 1, 2024, will complement Pembina’s strategy of providing egress for world-class, long-life resources from the Western Canadian Sedimentary Basin to premium end markets and increases our exposure to lighter hydrocarbons, including natural gas and NGLs.

I am also proud to report that we had strong safety performance in 2023 overall, highlighted by a 35% reduction in our significant incident frequency and a 29% reduction in lost workday injuries compared to 2022. Our focus on safety is paramount and we are taking tangible actions in 2024 to further improve our performance.

Pembina also continued to advance its ESG strategy in 2023 and made progress toward achieving its target to reduce its emissions intensity by 30 percent by 2030, relative to 2019 baseline emissions. Pembina continued to advance low carbon opportunities, including the Alberta Carbon Grid and Pembina’s Low Carbon Complex, and enhanced its disclosure in the sustainability report, improving alignment with TCFD requirements. See pages 37 to 40 for a summary of highlights from Pembina’s key ESG initiatives.

Employee experience

In recognition of the importance of our people in executing our refreshed corporate strategy, our People Strategy was developed and adopted in August of 2023. Designed to create the conditions in which Pembina’s strategic priorities are

1 See Non-GAAP and other financial measures on page 106.

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Executive Compensation – Letter from the Committee Chair

realized, our People Strategy outlines our vision to “build a learning organization that underpins a resilient and thriving business.” This strategy will guide our continued evolution as an employer of choice. Pembina’s 2023 Engagement Survey results and participation rate indicate we are on the right track: with an 85% participation rate, our results showed significant increases across the board, including an increase to our overall employee experience score and increases across all ten of our employee engagement drivers. In 2023, we also continued our focus on living our values, integrating them into our performance management process, enabling us to recognize not only what work is being done, but also the manner of execution.

2023 is Pembina’s third year of continued commitment and implementation of EDI. Through the continued offering of our EDI core programs of EDI Foundations, Conversations for Change, Inclusion Networks and Acknowledgment Months, employees had the opportunity to increase understanding, awareness, and alignment with Pembina’s values. These programs have continued to mature and become embedded in the structure and cultural fabric of Pembina, while providing meaningful opportunities for employees to connect, to learn, and to share their experiences, and ultimately, contribute to building a culture of inclusion and belonging.

2023 executive compensation decisions

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates employees to focus on long-term success and aligns compensation awards with our shareholders’ interests. You can read more about our compensation strategy starting on page 67.

We increased base salaries for all named executive officers with the exception of Mr. Burrows in 2023 to align our executive compensation more closely to our 2023 peer group. In addition, to reflect the increased scope of Mr. Sprott’s role beginning in 2022 following his appointment as Chief Operating Officer, we benchmarked his role to Chief Operating Officers within our compensation peer group. As a result of this change, Mr. Sprott received an increase in his salary and to both his short-and long-term incentive targets to position him within a competitive range of similar roles within the compensation peer group. Mr. Burrows received an increase to his long-term incentive target to ensure his total direct compensation is market competitive and more closely aligned to the compensation peer group.

Our key results and initiatives in 2023 had a direct impact on the compensation approved for the named executives this year. Strong corporate performance resulted in a short-term incentive plan multiplier of 164.3% against board approved targets (details regarding our short-term incentive plan are on page 77). In addition, our 2021 PSU awards vested at target at 1.00x as a result of our three-year total shareholder return ranking of sixth place against Pembina’s 2021 performance peer group (details about our PSU award are on page 81).

CEO compensation: lookback

The committee assesses how effectively our executive compensation program aligns compensation with corporate strategy and performance by comparing what the CEO was awarded in each of the past five years with what those amounts are worth over time. With the change in CEO near the end of 2021 and the appointment of Mr. Burrows to the CEO position in February 2022, the table below shows the target compensation for Mr. Burrows in 2022 and 2023 and the realized and realizable value of awards granted as of December 31, 2023.

A significant portion of the compensation our CEO has earned over the years is the direct result of our performance on the value of medium- and long-term incentives, which are tied to our share price and are paid out over performance periods ranging from one to seven years. The table also compares the value to the CEO for each $100 of compensation awarded to the value earned by our shareholders over the same period. These values are indexed at $100 to provide a more meaningful comparison. The table shows that the actual value of CEO compensation is closely aligned with shareholder returns.

CEO total direct compensation			Value of $100
Year	Compensation awarded	Realized and realizable value as at December 31, 2023	Period	CEO	Shareholders

2022	$9,062,500	$10,437,723	Jan 1, 2022 to Dec 31, 2023	$115	$134

2023	$10,312,500	$10,100,718	Jan 1, 2023 to Dec 31, 2023	$98	$104

Compensation awarded includes target base salary for the year, target short-term incentive award (1.0x) and grant value of the medium- and long-term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable value includes:

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Executive Compensation – Letter from the Committee Chair

•

base salary, short-term incentive award paid for the year, realized medium- and long-term incentive awards (the payout of vested RSUs granted in 2022 and 2023, including RSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period for the respective grant years); and

•

the value at December 31, 2022 and 2023 of unrealized medium- and long-term incentive awards granted in 2022 and 2023 (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options for the respective grant years), including vested and unvested securities. We have estimated the realizable value of the unvested PSU grants assuming PSUs vest at target.

Shareholders includes:

•

the value of total shareholder return is the change in the 20-day volume weighted average trading price at the beginning and end of the period, plus the value of dividends accrued as dividend equivalents during the period.

Compensation program design

We review Pembina’s executive and director compensation philosophy and practices every year with assistance from Mercer, an independent external consultant. This review helps ensure executive compensation continues to be effective, remains competitive with our peers, is fair and reasonable, motivates the management team, retains talent, and attracts and supports new talent when needed.

We worked with Mercer in 2023 to review the executive compensation program, and we approved the following changes:

●

Peer groups – Magellan Midstream Partners L.P. was removed from our performance peer group once they were no longer publicly traded and will be removed from our compensation peer group in 2024. There were no other changes to the compensation or performance peer groups in 2023.

●

Short-term incentive plan – In 2023, we further refined our approach to reflect Pembina’s refreshed purpose and strategy. We grouped the performance objectives used to calculate the corporate performance multiplier to highlight our strategic priorities, more clearly reflect how we operate and to be more in line with our strategy and retained a focus on our four key stakeholder groups. Changes to the performance measures and weightings in each category were minimal, and financial measures continued to have the highest weighting (see page 77).

●	Medium- and long-term incentive plan – There were no material changes to the medium- and long-term incentive plans.

The board welcomes your feedback

This section of our circular is designed to help you understand the committee’s approach to human resources and compensation at Pembina. Last year, shareholders approved our approach to executive compensation with approximately 94.03% of votes cast in favour of our say on pay resolution. We invite you to read through this year’s compensation decisions and hope you will agree that they are well-considered and appropriate. As always, we welcome your feedback on our decisions, and your vote at Pembina’s 2024 annual meeting of shareholders.

(signed) “Andy J. Mah”

Andy J. Mah

Chair, human resources and compensation committee

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Executive Compensation – Letter from the Committee Chair

Overview of our executive compensation practices
Here’s where you can find the key elements of our compensation program:

		Page
✓	Oversight by qualified, independent directors	67
✓	Compensation aligned with risk management	67
✓	Equity ownership and retention requirements	69
✓	Advice from independent compensation experts	69
✓	Compensation linked to performance and strategy	70
✓	Compensation in line with peers	72
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	75
✓	Incentive plan funding based on performance against targets linked to strategy and performance compared to our peers	78, 79
✓	Cap on annual short-term incentive awards	78
✓	A disciplined process for making annual compensation decisions	73
✓	An extensive risk-assessment before compensation is finalized, including stress testing	68
✓	Clawback policy	68
✓	Anti-hedging policy	69

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Executive Compensation – Compensation Governance and Strategy

Compensation Discussion and Analysis

Compensation Governance and Strategy

Compensation oversight

The board of directors has ultimate responsibility for compensation at Pembina.

The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 55 for information about the committee, its responsibilities and activities in 2023.

Four independent directors sit on the human resources and compensation committee, and the average committee member tenure is 3.4 years.

The table below shows key areas of experience relevant to the committee’s mandate, and the specific expertise of the current members of the committee. You can read about each of the committee members starting on page 19.

Each committee member has worked in leadership roles and has broad industry knowledge. They also

Human resources and compensation committee	Committee member since
Andy J. Mah (chair)[1]	February 2023
David M.B. LeGresley	May 2017
Cynthia Carroll	May 2020
Bruce D. Rubin	May 2022
1 Mr. Mah was appointed chair of the human resources and compensation committee on November 2, 2023, replacing Robert Gwin as chair.

have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

Key areas of expertise relevant to the committee’s mandate	Number of committee members with experience

Senior leadership experience	4 of 4

Financial/Accounting management	4 of 4

Social and corporate governance	4 of 4

Human resources and compensation	3 of 4

Enterprise risk management	4 of 4

Legal and regulatory	4 of 4

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure we promote shareholder value over the long term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations.

Within this context, the human resources and compensation committee reviews and recommends to the board our compensation program and practices to:

•	align executive compensation with our short- and long-term goals; and
•

reflect financial, operating, ESG and share performance, dividend payments and individual accomplishments; and ensure that compensation aligns with the interest of our shareholders and encourages ethical behaviour.

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Executive Compensation – Compensation Governance and Strategy

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including quantitative and qualitative goals, to determine short-term incentive compensation;
•	incorporating time and performance vesting features in medium- and long-term incentives;
•	using target ranges for the annual and long-term incentive plans to ensure that grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and share unit plan; and
•

having a balanced mix of short-, medium- and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources and compensation committee also has adopted appropriate compensation governance measures to prevent risks that could have a material adverse effect on our company, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executives and employees;
•	implementing a clawback policy that aligns with legislative and regulatory requirements;
•	requiring the full board to review and approve compensation recommendations for the CEO and the senior vice presidents; and
•

engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The human resources and compensation committee also ensures our compensation plans and employee benefit programs are administered according to applicable laws and regulations and stock exchange policies, as well as our compensation objectives. The board has not identified any material risks in our compensation program or practices that might reasonably be expected to have a material adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in 2015. In 2023, we revised our clawback policy in accordance with newly adopted rules of the SEC and corresponding listing standards of the NYSE.

Our clawback policy applies to all current and former “Executive Officers” (as such term is defined under the NYSE listing standards), and provides that if Pembina is required to prepare an accounting restatement due to material noncompliance with applicable financial reporting requirements, the board must recover any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure that is received by current and former Executive Officers during the three completed fiscal years immediately preceding the date on which the company concludes, or reasonably should have concluded, a restatement is required. The amount Pembina must recover is the amount exceeding the amount the Executive Officer would have received during the applicable period had the incentive-based compensation been determined based on the restated financial statements, on a pre-tax basis. Recovery under our clawback policy is on a “no fault” basis (i.e., an Executive Officer is still subject to clawback even if such person had no responsibility for the errors which required the restatement).

Furthermore, in connection with an accounting restatement, our clawback policy gives the board additional discretion to recover incentive or equity-based compensation in circumstances beyond those strictly required by the applicable rules described above, including if the board finds that the Executive Officer has committed fraud, breached his or her fiduciary duties or engaged in willful or reckless misconduct.

A copy of our clawback policy has been filed as an exhibit to our 2023 annual report that has been filed with the SEC on EDGAR (www.sec.gov).

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Executive Compensation – Compensation Governance and Strategy

Building equity ownership and retention

The human resources and compensation committee believes executive officers and directors should show their commitment to Pembina by owning equity in the company and therefore we have share ownership guidelines for our directors and senior officers. See page 59 to read about our guidelines for directors and page 70 for our guidelines for the named executives.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The human resources and compensation committee reviewed a number of executive compensation-related regulatory developments and emerging best practices in 2023, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote (see page 43 for information about our shareholder engagement and page 18 for more information on the say on pay advisory vote).

Independent advice

The human resources and compensation committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee’s direction, work cooperatively with management to review or prepare material for the committee to review.

The human resources and compensation committee takes Mercer’s information and recommendations into consideration, but the committee’s decisions are its own responsibility.

Mercer’s mandate in 2023 included a comprehensive review of director and executive compensation, including:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and executive officer compensation;
•	assessing the competitiveness of our compensation;
•	reviewing the design of our short- and long-term incentive plans;
•	preparing an update of the annual compensation risk assessment;
•	attending each human resources and compensation committee meeting including an in-camera portion at each meeting; and
•	preparing executive officer tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2022 and 2023:

($ thousands)	2022 ($)	2023 ($)

Executive compensation-related fees	302	250
Fees for services related to determining compensation for our directors and executive officers

All other fees	863	659

Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, annual compensation surveys for Canada and the U.S. and miscellaneous consulting services related to employee compensation and human resources matters[1]

Total	1,165	909

[1]	The committee does not pre-approve these services. These fees exclude reimbursable expenses by Mercer for the investment management services provided by a third-party sub-advisors.

The human resources and compensation committee reviewed Mercer against the following six factors and confirmed its independence for 2023:

•	the other services Mercer provides to Pembina;
•	Mercer’s bills to Pembina as a percentage of Mercer’s total revenues;
•	Mercer’s policies and procedures to prevent conflicts of interest;
•	whether the Mercer advisor has any business or personal relationships with a member of the human resources and compensation committee;

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Executive Compensation – Compensation Governance and Strategy

•	whether the Mercer advisor, and their immediate family, own any Pembina shares; and
•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other compensation advisors from time to time, if necessary.

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with Pembina’s strategy and performance by:

•	fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy;
•	linking the payout of our performance-based medium-term incentive to our performance relative to our performance peer group; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See page 74 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, continues to be effective, remains competitive relative to our peers, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

As with directors, we introduced share ownership guidelines for the CEO and senior vice presidents to ensure their interests are aligned with the interests of shareholders and to demonstrate their commitment to the company.

The CEO and senior vice presidents must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs (including the RSUs they accrue as dividend equivalents). The following table shows the required multiple for the named executives, which increases by level of responsibility. At least 50% of the share ownership guideline must be in common shares. Individuals who are appointed to a position that has a higher share ownership guideline have five years from the date of their new appointment to meet the guidelines.

The CEO and senior vice presidents are required to continue to meet their share ownership guideline for one year after leaving the company, except if their departure occurs as a result of a change of control or constructive dismissal.

The following table shows the equity ownership guidelines and the holdings of the named executives as of March 21, 2024. Each named executive either met or was on track to meet their share ownership guideline as of that date.

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)		Share ownership guideline ($)	Meets share ownership guidelines

Scott Burrows
President and Chief Executive Officer	5x	37,593	1,775,893	8,709,055	10,484,949	[3]	6,450,000	on track[4]

Cameron Goldade
Senior Vice President and Chief Financial Officer	2x	26,099	1,232,917	1,607,888	2,840,805		1,200,000	yes

Jaret Sprott
Senior Vice President and Chief Operating Officer	2x	30,579	1,444,552	1,563,176	3,007,728	[5]	1,400,000	yes

Stuart Taylor
Senior Vice President and Corporate Development Officer	2x	36,891	1,742,731	1,017,153	2,759,884		1,240,000	yes

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	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines

Janet Loduca
Senior Vice President, External Affairs and Chief Legal and Sustainability Officer	2x	6,292	297,234	918,688	1,215,922	1,140,000	on track[6]

[1]	Calculated using $47.24 per common share (the closing price of our common shares on the TSX on March 20, 2024).
[2]

Estimated using $47.24 per common share (the closing price of our common shares on the TSX on March 20, 2024). You can find details about our RSU plan on page 80. The number includes all RSUs outstanding as of March 21, 2024.

[3]

Total value does not include value of 2,000 subscription receipts held by Mr. Burrows. Each subscription receipt entitles the holder thereof to receive one common share automatically upon closing of the Alliance/Aux Sable Acquisition, which is expected to occur on April 1, 2024, without additional consideration or further action on the part of the holder thereof.

[4]

As a result of his appointment as President and Chief Executive Officer, effective February 22, 2022, Mr. Burrows will be required to meet an expanded share ownership level of 5x his base salary by February 22, 2027.

[5]

Total value does not include value of 2,300 subscription receipts held by Mr. Sprott. Each subscription receipt entitles the holder thereof to receive one common share automatically upon closing of the Alliance/Aux Sable Acquisition, which is expected to occur on April 1, 2024, without additional consideration or further action on the part of the holder thereof.

[6]

As a result of her appointment as Senior Vice President, External Affairs and Chief Legal and Sustainability Officer on April 1, 2021, Ms. Loduca will be required to meet a share ownership level of 2x her base salary by April 1, 2026.

Compensation in line with our peers

To ensure executive compensation is fair and competitive, we benchmark compensation and performance against two peer groups of companies we compete with for talent:

•	Compensation peer group – used to set base salary, total cash compensation and total direct compensation.
•

Performance peer group – used to assess our relative corporate performance when paying out PSUs under our medium-term incentive plan and therefore is limited to energy infrastructure companies with similar operations.

When choosing peer companies, we look for companies that are similar to us in size, scale and industry, while also considering corporate strategy, business objectives and participation in similar markets. In particular, we consider, among other things:

•	Industry – we focus primarily on energy infrastructure/general infrastructure companies, as this ensures our performance and pay are competitive against leading companies we compete with directly.

•

Size/complexity – this is a multi-dimensional factor and includes financial measures such as revenue, market. capitalization, total assets, enterprise value and EBITDA, as well as non-financial measures such as scope and complexity of operations, location of operations and business objectives.

As noted above, the performance peer group is limited to energy infrastructure companies with similar operations. The compensation peer group also includes companies operating outside the energy infrastructure industry that we compete with directly for executive talent. We look at companies in the Mercer survey, and other companies with publicly available disclosure documents. We also look at the public disclosure of other companies in the sector as necessary to ensure the sample size is large enough.

Target total direct compensation for our executives (salary plus incentives) is generally set at the 50th percentile of the compensation peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

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2023 peer groups

Compensation peer group

The 2023 compensation peer group has 19 companies: seven U.S. companies and 12 Canadian companies and has remain unchanged since 2022.

Performance peer group

In 2023, Magellan Midstream Partners was removed from the performance peer group as they were no longer publicly traded. There were no further changes to the performance peer group which now consists of ten companies.

The table below shows the 2023 compensation and performance peer groups.

	Compensation peer group (used to set target compensation)	Performance peer group (used to determine our relative TSR and to calculate the PSU multiplier - see pages 82 and 83)
Energy Infrastructure/Infrastructure

AltaGas Ltd.	✓	✓

Canadian Pacific Railway Limited	✓

Enbridge Inc.	✓	✓

Enterprise Products Partners L.P.	✓	✓

Keyera Corp.	✓	✓

Kinder Morgan Inc.	✓	✓

Magellan Midstream Partners L.P.[1]	✓

ONEOK, Inc.	✓	✓

Plains All American Pipeline, L.P.	✓	✓

TC Energy Corporation	✓	✓

The Williams Companies Inc.		✓

Targa Resources Corp.	✓	✓

Oil & Gas – exploration and production

Canadian Natural Resources Limited	✓

Cenovus Energy Inc.	✓

Imperial Oil Ltd	✓

Ovintiv Inc.	✓

Suncor Energy Inc.	✓

Utilities

Emera Inc.	✓

Fortis Inc.	✓

Diversified mining

Teck Resources Limited	✓

Total	19	10

[1]	Magellan Midstream Partners L.P. was removed from our performance peer group once they were no longer publicly traded and will be removed from our compensation peer group in 2024.

Pembina Pipeline Corporation • 2024 Management Information Circular	72

Executive Compensation – Compensation Governance and Strategy

Compensation process

1 Recommend compensation plan design and competitiveness	>	2 Establish performance goals	>	3 Recommend target total compensation	>	4 Assess corporate performance	>	5 Recommend and finalize incentive awards

1. Recommend compensation plan design and competitiveness

The human resources and compensation committee:

●  carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

●  establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and

●  establishes a performance peer group used as part of the performance vesting conditions for the PSUs under the medium-term incentive plan.

Management reviews our compensation and benefits programs and makes recommendations to the human resources and compensation committee for review and approval. The committee recommends to the board any changes to the compensation program.

2. Establish performance goals

Management recommends to the human resources and compensation committee for review and recommendation to the board for approval:

●  quantitative and qualitative corporate and individual performance goals for the short-term incentive plan; and

●  quantitative performance goals for the PSUs under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety, ESG and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

3. Recommend target total compensation

The CEO makes recommendations to the human resources and compensation committee for target total compensation and compensation mix for each senior vice president. The committee, with input from its independent consultant:

●  reviews the CEO’s compensation recommendations for senior vice presidents;

●  determines target total compensation and compensation mix for the CEO;

●  recommends to the board target total compensation and compensation mix for the year for the CEO and other executives; and

●  determines if any plan changes are required.

4. Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals. The human resources and compensation committee:

●  reviews the CEO’s compensation recommendations for senior vice presidents;

●  determines target total compensation and compensation mix for the CEO, based on individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

●  determines the proportion of each compensation component relative to total compensation, with the expectation that the CEO should have the highest amount and proportion of compensation at risk;

●  recommends to the board target total compensation and compensation mix for the year for the CEO and other executives; and

●  determines if any plan changes are required.

5. Recommend and finalize incentive awards

The CEO recommends short-term incentive awards for each senior vice president to the human resources and compensation committee, based on corporate and individual performance.

The human resources and compensation committee, with input from its independent consultant

●  reviews the corporate performance multiplier and the PSU performance multiplier,

●  reviews the CEO’s recommendations for the short-term incentive award for the senior vice presidents, and

●  determines the CEO’s short-term incentive award and presents its recommendation to the board for approval.

While the short-, medium- and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The human resources and compensation committee and the board can therefore use their judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Pembina Pipeline Corporation • 2024 Management Information Circular	73

Executive Compensation – Compensation Governance and Strategy

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

	Component	Objective	Form	Performance period

Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities	● cash	ongoing

Variable compensation	Short-term incentive	Motivate executives to meet annual corporate and individual goals, including non-financial operational and ESG objectives	● annual cash bonus	one year term

Medium-term incentive

Align compensation with medium- term corporate performance compared to our peers, and the interests of shareholders.

RSUs receive a lesser weighting in the compensation mix calculation of medium-term incentives than PSUs because RSUs are not subject to performance vesting conditions. PSUs are entirely at risk

			● RSUs ● PSUs	three year term (RSUs vest 1/3 each year, PSUs vest after three years)

	Long-term incentive	Align compensation with long-term corporate performance, and the interests of shareholders	● stock options	seven year term (stock options vest 1/3 each year)

Other compensation	Benefits	Provide market competitive benefits

●  flexible benefit program providing coverage options for group life, accidental death and dismemberment, disability and extended health and dental insurance

●  savings plan (Pembina matches employee contributions to a maximum of 5% of annual salary)

●  non-taxable health spending account or taxable wellness spending account ongoing

	Pension (see page 96)	Provide market competitive benefits	● defined benefit plan ● supplementary retirement plan	ongoing

	Perquisites	Provide market competitive benefits

●  limited executive perquisites to offset expenses connected to the cost of business meetings and relationship management, including a car allowance, parking and business club memberships

●  value does not represent a significant element of executive compensation ongoing

Pembina Pipeline Corporation • 2024 Management Information Circular	74

Executive Compensation – Compensation Governance and Strategy

Compensation mix

The human resources and compensation committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2023 target total direct compensation mix for our CEO and an average for our other named executives, as determined by the human resources and compensation committee in December 2022. The short-, medium- and long-term incentives are at risk because their value is based on specific performance criteria and payout is not guaranteed.

For 2023, 88% of the CEO’s target total direct compensation and 78% of the average target total direct compensation for the other named executives was at risk, directly aligning corporate and individual performance with the interests of shareholders.

Pembina Pipeline Corporation • 2024 Management Information Circular	75

Executive Compensation – 2023 Executive Compensation

2023 Executive Compensation

The board reviewed Pembina’s 2023 performance and the recommendations by the human resources and compensation committee, and approved the following decisions on executive pay.

This year’s incentive awards were based on our performance against targets that were set at the beginning of 2023. We did not adjust these targets during the year or make any adjustments to calculated results. You can read more about our compensation strategy starting on page 67.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2023, compared to 2022. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium- and long-term incentive awards. See below for a discussion of each component.

For additional information about each named executive and their accomplishments this year, see page 84.

Value of direct compensation received1

	2022 ($)	2023 ($)	Change	2023 amount at risk

Scott Burrows[2]	10,015,600	11,317,200	13%	89.0%
President and Chief Executive Officer

Cameron Goldade[3]	1,873,735	2,586,434	38%	78.9%
Senior Vice President and Chief Financial Officer

Jaret Sprott[4]	2,590,733	3,809,133	47%	83.4%
Senior Vice President and Chief Operating Officer

Stuart Taylor	2,746,600	2,811,666	2%	78.6%
Senior Vice President and Corporate Development Officer

Janet Loduca	2,322,867	2,544,667	10%	78.7%
Senior Vice President, External Affairs and Chief Legal and Sustainability Officer

[1]	See Summary compensation table on page 92 for information about how we calculate the value of RSUs, PSUs and options.
[2]	Mr. Burrows’ increase in total direct compensation from 2022 to 2023 was primarily due to an increase in his long-term incentive target in 2023 to align more closely with the compensation peer group.
[3]

Mr. Goldade was appointed Senior Vice President and Chief Financial Officer on August 25, 2022. His increase in total direct compensation from 2022 to 2023 can be attributed to a full year of compensation in 2023 as Senior Vice President and Chief Financial Officer.

[4]	Mr. Sprott’s increase in total direct compensation from 2022 to 2023 was primarily to align with the revised market match of his chief operating officer role within the compensation peer group.

The graphics below show the mix of compensation actually paid or granted for 2023 to the CEO and to the other named executives, as reported in the summary compensation table.

Pembina Pipeline Corporation • 2024 Management Information Circular	76

Executive Compensation – 2023 Executive Compensation

Base salary

Base salaries are reviewed annually and are set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations. The table below shows each named executive’s annual base salary as at December 31, 2023. Salary increases from 2022 to 2023 are primarily attributed to aligning salaries closer to the median of the expanded compensation peer group approved for 2022.

	2022 ($)	2023 ($)	Change

Scott Burrows	1,250,000	1,250,000	-

Cameron Goldade	525,000	550,000	4.8%

Jaret Sprott[1]	550,000	650,000	18.2%

Stuart Taylor	585,000	605,000	3.4%

Janet Loduca	500,000	550,000	10.0%

[1]	Mr. Sprott’s base salary increase from 2022 to 2023 was also increased to align with the revised market match of his chief operating officer role in the compensation peer group.

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate and individual objectives tied to our core strategy.

The award is calculated as a percentage of each named executive’s base salary. It can be as low as 0 and has a cap based on the named executive’s level. The target is market competitive and depends on the responsibility of the role. The table below shows the short-term incentive targets for the named executives as of the end of 2023.

	Potential short-term incentive award as a percentage of salary

	minimum	target	cap

CEO	0	125	250

Average of other named executives	0	77.5	155

We calculate each award by multiplying the named executive’s short-term incentive target by their salary and performance multiplier (which is different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against both corporate and individual goals that are set at the beginning of each year, using the weightings shown in the formula below:

•

corporate performance includes core financial, commercial and operational goals from our strategic plan. Pembina incorporates ESG metrics into our short-term incentive plan, including metrics related to safety, climate change, diversity and employee satisfaction. You will find a discussion of this year’s targets and results on page 79; and

•	individual goals are also tied to our strategy but are not publicly disclosed for competitive reasons. You can read about each named executive’s individual performance starting on page 84.

Pembina Pipeline Corporation • 2024 Management Information Circular	77

Executive Compensation – 2023 Executive Compensation

The human resources and compensation committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures.

2023 short-term incentive award

The table below shows how we calculated each named executive’s short-term incentive award for 2023.

Performance objectives were set at the beginning of 2023 and were not adjusted during the year.

Short-term incentive awards, which were paid out in March 2024, were above target for each of the named executives, and approved by the board, as recommended by the human resources and compensation committee.

	Actual salary earned in 2023 (as reported in summary compensation table) ($)		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive award ($)[2]

Scott Burrows	1,250,000	x	125%	x	1.643	=	2,567,200

Cameron Goldade	545,834	x	75%	x	1.626	=	665,600

Jaret Sprott[1]	633,333	x	83%	x	1.706	=	900,800

Stuart Taylor	601,666	x	75%	x	1.546	=	697,500

Janet Loduca	541,667	x	75%	x	1.546	=	628,000

[1]	Mr. Sprott’s short-term incentive plan target increased from 75% to 85% effective March 1, 2023 and was prorated in 2023 based on the effective date of his increased target.
[2]	Totals may differ from calculated amount due to rounding.

How we calculated the 2023 corporate performance multiplier

In 2023, we refined our approach to calculating the performance multiplier to reflect Pembina’s refreshed purpose and strategy. Our corporate objectives are aligned to our strategic priorities and retain a focus on our four key stakeholder groups. Changes to the performance measures and weightings in each category were minimal, and financial measures continued to have the highest weighting.

The multipliers for each category, and the corporate performance multiplier, continue to range from zero for performance below threshold, to a maximum of two.

Strengthen franchise 17.5%		Financial excellence 35%		Differentiated stakeholder experience 17.5%		Environmental leadership 10%		Resilient portfolio 20%		2023 corporate performance multiplier (capped at 2)

1.2 x 17.5% =	+	1.7 x 35% =	+	1.9 x 17.5% =	+	0.9 x 10% =	+	2.00 x 20% =	=	1.643[1]

0.212		0.609		0.335		0.086		0.400

[1]	The sum of the categories do not equal exact amount of corporate performance multiplier due to rounding.

Pembina Pipeline Corporation • 2024 Management Information Circular	78

Executive Compensation – 2023 Executive Compensation

The 2023 corporate performance multiplier was calculated at 164.3% based on the formula above. The table below provides details of the performance in each category. The total score in each category reflects the aggregate scores achieved across all divisions.

Performance category and measures	Key measures	2023 Highlights	Total score

Strengthen franchise – 17.5%			1.2
Project delivery	Execute 2023 major capital projects materially on time and on budget	Achieving above target performance commissioning $347 million of strategic assets ahead of schedule and $42 million or 11% under budget
Cost per unit	Meet budgeted Opex/BOE	Operating expense per unit in 2023 was slightly above budget resulting in below target performance
Sustaining capital	Execute 2023 sustaining capital projects materially within scope and budget	Successfully executed capital projects within scope and under budget

Financial excellence – 35%			1.7
Adjusted EBITDA per share	Adjusted EBITDA per share target against budget	Record full year adjusted EBITDA of $3.824 billion exceeded the high end of the company’s original guidance range exceeding performance targets

Differentiated stakeholder experience – 17.5%			1.9
Safety and environment	Meet or exceed midstream peer company safety and environmental benchmarks	Achieved top tier safety performance highlighted by a 35% reduction in SIF and a 29% reduction in lost workday injuries compared to 2022
Supplier diversity targets	Percentage of operating and capital budget spend with diverse suppliers	Exceeded targeted diversity spend of $120 million target by $7 million achieving maximum performance results
Employee experience	Increase in employee engagement	Increase in employee engagement exceeding maximum performance targets

Environmental leadership – 10%			0.9
Sanction and execute GHG reduction initiatives	Meet annual targets in support of board-approved five-year emission intensity plan	Continued to make progress toward our 30 by 30 target. Emissions reductions achieved were below annual target

Resilient portfolio – 20%			2.0
Contract (renewals and new customers)	Achieve revenue targets for existing customer contract renewals	Executed on $1.3 billion of contracted revenue through new contracts and extensions with our customers on existing assets
New projects	Secure $500 million in new growth projects	Sanctioned $880 million in new projects

Medium- and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium- and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize medium- and long-term shareholder value. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium- and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary and are set using competitive market data about our performance peer group.

Pembina Pipeline Corporation • 2024 Management Information Circular	79

Executive Compensation – 2023 Executive Compensation

The table below summarizes our current medium- and long-term incentive plans. You will find more information about the medium- and long-term incentive plans starting on page 101.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan

Link to strategy

Align compensation with the medium-term nature of some of our projects

Reward participants for growth in the medium-term based on the trading price of our common shares and total shareholder return compared to peers

Retention tool

Align compensation with the longer-term nature of some of our projects Reward participants for growth in the long-term based on trading price of our common shares Retention tool

Eligibility	Executives Eligible Employees	Executives[1]

Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred	Options to buy common shares (up to the limits listed on page 102) Options cannot be assigned or transferred

Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant Previous year’s grants are not taken into account when considering new grants

Term	Three years	Seven years

Dividends	RSUs and PSUs earn dividend equivalents at the time dividends are paid in the form of dividend units	None

Vesting

RSUs

RSUs granted to executives and employees vest:

•   1/3 vest on December 31 of the year granted;

•   1/3 vest on December 31 of the second year from the year granted; and

•   1/3 vest on December 31 of the third year from the year granted

PSUs

•   Vest if performance vesting conditions have been met at the end of three years. See page 81 for details about the 2023 performance vesting conditions

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued

Payout

Paid out in cash as soon as possible after vesting

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued

[1]

In 2021, we reduced the number of stock options granted on an annual basis, limiting stock option grants to senior and executive level employees only. In 2024, stock option grants will be further limited to executive level employees only.

Pembina Pipeline Corporation • 2024 Management Information Circular	80

Executive Compensation – 2023 Executive Compensation

2023 medium- and long-term incentive awards

The table below shows the medium- and long-term incentives granted to our named executives in 2023. The awards are granted based on the annual salary and performance targets established at the time of grant. These incentives were all granted at target.

The table below includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. A heavier weighting is placed on performance based incentives linking executive compensation to medium- and long-term performance.

	Base salary		Medium-and long- term incentive target		Medium- and long-term incentive grant	Allocation
						Medium-term incentives[1]		Long-term incentive[2]
						RSUs (30%)	PSUs (50%)	Options (20%)

Scott Burrows	$1,250,000	x	600%	=	$7,500,000	$2,250,000	$3,750,000	$1,500,000
						48,638	81,064	135,014

Cameron Goldade	$550,000	x	250%	=	$1,375,000	$412,500	$687,500	$275,000
						8,917	14,862	24,752

Jaret Sprott	$650,000	x	350%	=	$2,275,000	$682,500	$1,137,500	$455,000
						14,754	24,589	40,954

Stuart Taylor	$605,000	x	250%	=	$1,512,500	$453,760	$756,260	$302,500
						9,809	16,348	27,228

Janet Loduca	$550,000	x	250%	=	$1,375,000	$412,500	$687,500	$275,000
						8,917	14,862	24,752

[1]

We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $46.26 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2022).

[2]

We calculated the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option. See Summary compensation table on page 92 for the detailed calculation. Numbers may differ from those in the summary compensation table due to rounding.

Performance vesting conditions for PSUs granted in 2023

Performance period: January 1, 2023 – December 31, 2025

The 2023 PSUs will vest in 2025 based on the three-year TSR compared to our performance peer group. The performance measure and performance peer group were established at the beginning of the three-year performance period. TSR is tied to our strategic objectives and is a strong measure of our relative financial performance.

The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however the multiplier cannot exceed two times.

Pembina Pipeline Corporation • 2024 Management Information Circular	81

Executive Compensation – 2023 Executive Compensation

The formula below shows how we calculate the actual number of PSUs that will vest in 2025.

Performance multiplier (0 to 2)	x	Number of PSUs granted	=	Final number of PSUs that vest

Where our TSR ranks vs the performance peer group for the performance period, applying a straight ranking approach
Performance peer group:

AltaGas Ltd.	ONEOK, Inc.
Enbridge Inc.	Plains All American Pipeline, L.P.
Enterprise Products Partners L.P.	TC Energy Corporation
Keyera Corp.	The Williams Companies Inc.
Kinder Morgan Inc.	Targa Resources Corp.

See page 71 for a detailed discussion of the performance peer group.

Medium-term incentives vested in 2023 and paid out in 2024

Medium-term incentive grants vested in 2023 include:

•	the final 1/3 of the RSUs granted in 2021;
•	the second 1/3 of the RSUs granted in 2022;
•	the first 1/3 of the RSUs granted in 2023;
•	the PSUs granted in 2021 (these vested using a performance multiplier of 1.0x—see next page); and
•	the dividends that granted RSUs and PSUs earned to December 31, 2023.

Granted RSUs and PSUs that vested in 2023 and dividend equivalents (in the form of dividend units) were paid out to the named executives in 2024.

		Number of units vested in 2023

		RSUs			PSUs

		2021	2022	2023	2021	Total paid out in 2023[1]

Scott Burrows	Units	4,427	16,451	16,213	22,133	$3,009,945
	Dividend units	758	1,897	1,027	3,789

Cameron Goldade	Units	1,230	2,152	2,972	4,611	$559,657
	Dividend units	211	248	188	789

Jaret Sprott	Units	3,320	3,620	4,918	16,600	$1,471,103
	Dividend units	568	418	312	2,841

Stuart Taylor	Units	4,205	3,849	3,270	21,027	$1,684,297
	Dividend units	720	444	207	3,599

Janet Loduca	Units	2,880	3,291	2,972	12,310	$1,111,146
	Dividend units	493	380	188	2,107
[1]

Value of units and dividend units that vested December 31, 2023, calculated using $45.13 per share (the volume weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2023). Dividend units earned at $2.52 for 2021, $2.55 for 2022 and $2.66 for 2023. PSU multiplier is 1.0x (see next page).

Pembina Pipeline Corporation • 2024 Management Information Circular	82

Executive Compensation – 2023 Executive Compensation

How we calculated the performance multiplier for the 2021 PSU award

PSUs granted: January 1, 2021

Performance period: January 1, 2021 – December 31, 2023

Performance was measured against the performance peer group and targets that were set at the beginning of 2021.

We did not adjust these targets during the year or make any adjustments to the calculated results.

TSR vs the 2021 performance peer group for the performance period
Multipliers can range from 0.0 to 2.0 based on Pembina’s TSR ranking within our 2021 performance peer group:
• first	2.00x
• second	1.80x
• third	1.60x
• fourth	1.40x
• fifth	1.20x
• sixth	1.00x
• seventh	0.80x
• eighth	0.60x
• ninth	0.40x
• tenth	0.20x
• eleventh	0.00x
Pembina TSR for the performance period
66.64%
Ranking within 2021 PSU performance peer group
Sixth
Performance multiplier
1.00x

2021 performance peer group[1]

AltaGas Ltd.

Enbridge Inc.

Enterprise Products Partners L.P.

Keyera Corp.

Kinder Morgan Inc.

ONEOK, Inc.

Plains All American Pipeline L.P.

TC Energy Corporation

The Williams Companies Inc.

Targa Resources Corp.

2021 performance peer group median TSR	66.64%
[1] Inter Pipeline Ltd. and Magellan Midstream Partners L.P. were removed as they are no longer trading.

Pembina Pipeline Corporation • 2024 Management Information Circular	83

Executive Compensation – Our Named Executive Officers

Our Named Executive Officers

Scott Burrows

President and Chief Executive Officer

Mr. Burrows has been the President and Chief Executive Officer of Pembina since February 2022.

Prior to his current role, Mr. Burrows was named interim President and Chief Executive Officer in November 2021. Previously he served as Pembina’s Chief Financial Officer for approximately seven years, overseeing Pembina’s financial operations, investor relations, treasury, tax, risk management, corporate planning, corporate development, and capital market financings.

Prior to his role as Chief Financial Officer, Mr. Burrows served as Vice President, Capital Markets, and as Vice President, Corporate Development and Investor Relations. In these roles, Mr. Burrows was responsible for guiding Pembina through its corporate-level financial analysis of business opportunities in addition to strategic development and planning, acquisitions, and divestitures. He also supported the company’s participation in the capital markets by evaluating various financing alternatives and oversaw Pembina’s investor relations and related marketing initiatives.

Before joining Pembina in 2010, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas, other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA® Charterholder and sits on the Board of Rundle College Society.

2023 Results

Mr. Burrows achieved the following results in 2023:

•	Reported 2023 full year earnings of $1,776 million and record full year adjusted EBITDA [1] of $3,824 million, exceeding the high end of the company’s original guidance range.

•

Led Pembina’s long-term strategy to invest in and grow its core businesses while also capitalizing on opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy.

•

Announced the approximately $3.1 billion acquisition of Enbridge’s interest in Alliance, Aux Sable and NRGreen and closed a $1.28 billion bought deal offering of subscription receipts and a $1.8 billion MTN offering to fully fund the acquisition.

•	Sanctioned approximately $880 million in new projects; instrumental in new project development, ensuring alignment with Pembina’s strategic, commercial and financial objectives.

•	Executed on $1.0 billion of contracted revenue through new contracts and extensions.

•

Contributed to advancing Pembina’s EDI strategy by increasing diversity at the board and senior executive levels and supporting at the senior level, seven acknowledgment months, three employee led conversations for change panels, and five inclusion networks: the Indigenous Inclusion Network, the Men’s Inclusion Network, Pride Pembina, the Women’s Inclusion Network and the Multicultural Resource Network.

•

Partnered with strategically-aligned non-profit and charitable organizations such as Women Building Futures, Breakfast Club of Canada and Project Forest, supporting our communities in becoming safe, inclusive and sustainable places for all. Pembina’s total community investment footprint of $11.5 million also included over 5,000 hours of employee volunteering and meaningful employee giving campaigns, including for the United Way of Calgary and Area.

•	Played an active role in designing and leading management and board strategy sessions.

•	Represented Pembina on the board of directors of Chinook Pathways.

•	Continued to enhance and deepen Pembina’s relationship with key customers.

1 See Non-GAAP and other financial measures on page 106.

Pembina Pipeline Corporation • 2024 Management Information Circular	84

Executive Compensation – Our Named Executive Officers

Cameron Goldade

Senior Vice President and Chief Financial Officer

Mr. Goldade has been the Senior Vice President and Chief Financial Officer of Pembina since August 2022.

Mr. Goldade oversees Pembina’s internal audit, project governance, financial, treasury, accounting, tax, risk, investor relations, capital markets, corporate development and planning functions. In a prominent and tactical position within the company, he serves as a reliable and greatly appreciated consultant to the CEO. He is crucial in propelling the strategic expansion plan, maintaining consistent profitability, and preserving a cautious financial statement.

Prior to his current role as Senior Vice President and Chief Financial Officer, Mr. Goldade was named interim Chief Financial Officer in November 2021. Previously, he served as Pembina’s Vice President, Capital Markets and prior to that served as Pembina’s Senior Manager of Capital Markets.

Before joining Pembina in 2015, Mr. Goldade spent eleven years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including: petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Goldade has a Bachelor of Commerce (Distinction) from the University of Calgary and a Master of Business Administration from the University of Toronto.

2023 Results

Mr. Goldade achieved the following results in 2023:

•	Reported 2023 full year earnings of $1,776 million and record full year adjusted EBITDA[1] of $3,824 million, exceeding the high end of the company’s original guidance range.

•

Oversaw progression of key finance related workstreams for Cedar LNG, an Indigenous-led partnership with Haisla Nation, formed to develop a floating LNG facility in Kitimat, British Columbia, including project finance, risk management and commercialization.

•

Co-facilitated the approximately $3.1 billion acquisition of Enbridge’s interest in Alliance, Aux Sable and NRGreen and closed a $1.28 billion bought deal offering of subscription receipts and a $1.8 billion MTN offering to fully fund the acquisition.

•

Oversaw Pembina’s capital allocation framework, overall financial position, and financial guardrails. Key outcomes included repurchasing $50 million of common shares in mid-2023, lowering proportionately consolidated debt-to-adjusted EBITDA below the targeted leverage range, maintaining Pembina’s ‘BBB’ credit rating with S&P Global and ‘BBB (high)’ from DBRS Limited and achieving objectives for fee-based contribution to its adjusted EBITDA and fee-based distributable cash flow (payout ratio).

•	Managed Pembina’s interest rate risk through optimization of free cash flow to repay $600 million of maturing medium term notes and issuance of $500 million of medium term notes.

•	Prioritized and facilitated continuous improvement of Pembina finance function, completing numerous initiatives to support strategy, improve productivity and enhance decision analysis.

•	Led Pembina’s investor relations strategy, which included over 250 virtual and in-person meetings with investors in 2023.

•	Played an active role on Pembina’s Risk Committees, including Pembina’s approach to enterprise and market risk management.

•	Drove a strong culture of financial governance, process, controls and accountability across the organization, namely through the internal audit and project management office functions.

•	Oversaw the execution of tax aspects in business transactions and stewarded the tax function in a rapidly changing global tax landscape.

•

Guided employee engagement and facilitated the long-term growth and succession planning of talent, including establishing new leadership in the finance function and facilitating new development opportunities across the finance function.

•	Represented Pembina on the board of directors of Cedar LNG and Chinook Pathways.

1 See Non-GAAP and other financial measures on page 106.

Pembina Pipeline Corporation • 2024 Management Information Circular	85

Executive Compensation – Our Named Executive Officers

Jaret Sprott

Senior Vice President and Chief Operating Officer

Mr. Sprott has been the Senior Vice President and Chief Operating Officer of Pembina since February 2022.

Prior to his current role, Mr. Sprott served as Senior Vice President and Chief Operating Officer, Facilities where he was accountable for the safe, reliable, and responsible management of gas processing, fractionation, rail, storage, and import/export assets at Pembina. In 2022, Mr. Sprott was appointed to his current role and his accountabilities were expanded to include oversight of the Pipelines Division, which provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. He also oversees Pembina Gas Infrastructure, Pembina’s joint venture with KKR.

Previously, Mr. Sprott was Vice President, Gas Services at Pembina. Through his leadership, Mr. Sprott has contributed to a significant portion of the company’s growth.

Before joining Pembina in 2015, Mr. Sprott worked in a senior management position for a major energy producer, where he was responsible for the growth of the company’s core Montney liquids play in Alberta. He also brings a resource background in all key Western Canadian Sedimentary Basin geological plays, strategic planning, engineering, operations, and facility construction.

Mr. Sprott has a Bachelor of Applied Science in Petroleum Systems Engineering from the University of Regina and is a member of The Association of Professional Engineers and Geoscientists of Alberta.

2023 Results

Mr. Sprott achieved the following results in 2023:

•

Achieved financial performance above target for the Pipeline and Facilities Divisions, generating earnings before tax of $2,450 million and $3,447 million of adjusted EBITDA [1] in 2023, representing an increase of $183 million (5.6%) from 2022 adjusted EBITDA of $3,264 million.

•

Facilitated the engineering, construction, and commissioning of $347 million of strategic assets ahead of schedule and $42 million (11%) under budget, including the construction of Phase VIII Peace Pipeline Expansion, NEBC Pipeline system expansion plans, and reactivation of the Nipisi Pipeline.

•

Executed on $1,300 million of contracted revenue through new contracts and extensions with our customers on existing assets, including recontracting the Peace and Cochin Pipelines, and contracts to support the RFS IV expansion.

•	Led the commercial and engineering, sanctioning of approximately $900 million (net to Pembina) in new accretive growth projects.

•	Co-facilitated the approximately $3.1 billion acquisition of Enbridge’s interest in Alliance, Aux Sable and NRGreen.

•	Maintained high asset reliability and executed all sustaining capital expenditure projects 21% under budget, driving financial results and strong customer satisfaction.

•	Oversaw the integration of Energy Transfer Canada assets into Pembina Gas Infrastructure.

•

Achieved safety performance above target, including 50% increase in positive safety recognitions, 100% increase in leadership field engagement safety engagements, 35% reduction in serious incident frequency, nearly 30% reduction in lost workday and the launch of Pembina’s inaugural Contractor Safety Summit.

•	Co-chaired Pembina’s Women’s Inclusion Network and advanced the inaugural Women in the Field Summit.

•	Represented Pembina on the board of directors of Pembina Gas Infrastructure and Cedar LNG.

1 See Non-GAAP and other financial measures on page 106.

Pembina Pipeline Corporation • 2024 Management Information Circular	86

Executive Compensation – Our Named Executive Officers

Stuart (Stu) Taylor

Senior Vice President and Corporate Development Officer

Mr. Taylor has been the Senior Vice President of New Ventures and Corporate Development Officer of Pembina since March 2023.

Given Pembina’s increasing focus on investments in energy transition and global markets, Mr. Taylor is responsible for leading its New Venture activities, and as a result, the marketing function has transitioned to Pembina’s Senior Vice President of Marketing & Strategy. His mandate includes leading strategic new growth opportunities for the organization and the successful development of the Alberta Carbon Grid and Cedar LNG project through 2024.

Prior to his current role, Mr. Taylor served as Senior Vice President, Marketing & New Ventures and Corporate Development Officer, where he was responsible for Pembina’s efforts in value-added commodity marketing activities, including the buying and selling of hydrocarbon products, commodity arbitrage and optimizing storage opportunities. Prior to these appointments, he was Senior Vice President, NGL and Natural Gas Facilities and Vice President, Gas Services, where he oversaw the planning and construction of gas plants and multiple enhanced-recovery projects to increase Pembina’s gas liquids throughput.

Before joining Pembina in 2009, Mr. Taylor developed his geologic, strategic planning and business development skills in various capacities while at Westcoast Energy Inc., NOVA Corporation, TransCanada PipeLines Ltd., VISTA Midstream Solutions Ltd. (VISTA) and Talisman Energy Inc. (Talisman). While at VISTA, he served as Vice President, Supply, and was responsible for managing the commercial contracts for the Cutbank Complex, which VISTA then sold to Talisman in 2003. At Talisman, he held several managerial roles where he was responsible for the Cutbank Complex and its sour gas pipelines and midstream operations.

Mr. Taylor has a Bachelor of Science in Geology with a minor in Geophysics from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2023 results

Mr. Taylor achieved the following results in 2023:

•

Discovered new commercial opportunities in lines of business where Pembina does not currently have a presence, including petrochemicals, export terminals, and energy transition, targeting market diversification, egress opportunities, and decarbonization of the value-chain.

•

Continued to progress key project deliverables for Cedar LNG, an Indigenous-led partnership with Haisla Nation, formed to develop a floating LNG facility in Kitimat, British Columbia, including securing major regulatory approvals, signing non-binding memorandums of understanding for long-term liquefaction services with investment grade counterparties for more than the project’s total base liquefaction capacity, and awarding the lump sum engineering, procurement and construction contract for the floating LNG vessel (subject to a final investment decision). Cedar LNG will be designed to produce industry-leading low-carbon, low-cost Canadian LNG for new overseas markets and is expected to be one of the greenest LNG facilities in the world.

•

Established a framework to invest in early-stage technologies through a US$25 million corporate venture capital investment in Energy Impact Partners, whereby Pembina will have the opportunity to invest in technologies that enable or disrupt the energy infrastructure business.

•

Supported the development of pipeline and sequestration infrastructure through the Alberta Carbon Grid, Pembina’s partnership with TC Energy Corporation, including successfully drilling an appraisal well in the Basal Cambrian Sands and progressing commercial agreements with anchor customers. The Alberta Carbon Grid is a carbon transportation and sequestration platform that will enable Alberta-based industries effectively manage their GHG emissions and contribute positively to Alberta’s lower- carbon economy.

•

Initiated the development of the Pembina Low Carbon Complex (PLCC) and the low carbon ammonia project. The PLCC represents an opportunity to build low-carbon utility infrastructure for third party and Pembina-owned projects, looking to explore new industries. The low carbon ammonia project is a partnership with Marubeni Corporation to produce hydrogen-as-ammonia and export it into Japan to decarbonize thermal power facilities.

•

Contributed to developing carbon capture and storage opportunities across Pembina’s Marketing and New Ventures, Facilities, and Pipelines Divisions, while exploring new opportunities as part of the energy transition, including developing facilities and industrial services along the hydrogen value-chain.

•	Represented Pembina on the board of directors of Cedar LNG and Alberta Carbon Grid.

Pembina Pipeline Corporation • 2024 Management Information Circular	87

Executive Compensation – Our Named Executive Officers

Janet Loduca

Senior Vice President, External Affairs and Chief Legal and Sustainability Officer

Ms. Loduca has been the Senior Vice President, External Affairs and Chief Legal and Sustainability Officer of Pembina since April 2021.

Ms. Loduca oversees Pembina’s legal, land, environment and regulatory, Indigenous engagement, government relations, communications, community investment, safety and insurance functions. She is also responsible for Pembina’s long-term sustainability strategy. She has almost 30 years of legal, environmental, regulatory, sustainability, business, and executive leadership experience. Prior to her current role, Ms. Loduca served as Pembina’s Vice President, Legal and Sustainability and General Counsel.

Prior to joining Pembina in 2020, Ms. Loduca held the position of Senior Vice President and General Counsel for Pacific Gas & Electric Company and PG&E Corporation (PG&E). Previously, Ms. Loduca held a number of other senior roles with PG&E including Vice President Investor Relations, Vice President Safety, Health and Environment, Vice President Corporate Relations, and Chief of Staff to the President of PG&E. Ms. Loduca was also instrumental in leading PG&E through its 2020 restructuring, and in navigating PG&E through the San Bruno pipeline incident.

Ms. Loduca has a Bachelor of Arts from the University of Washington and a Juris Doctor from the University of San Francisco.

2023 Results

Ms. Loduca achieved the following results in 2023:

•	Oversaw legal, environmental, regulatory and safety due diligence and negotiation support of the approximately $3.1 billion acquisition of Enbridge’s interest in Alliance, Aux Sable and NRGreen.

•	Supported the integration of Energy Transfer Canada assets into Pembina Gas Infrastructure.

•

Advanced Cedar LNG, an Indigenous-led partnership with Haisla Nation, formed to develop a floating LNG facility in Kitimat, British Columbia, through leadership of legal, environmental, government relations, regulatory and Indigenous engagement. Cedar LNG will be designed to produce industry-leading low-carbon, low-cost Canadian LNG for new overseas markets and is expected to be one of the greenest LNG facilities in the world.

•

Supported the development of pipeline and sequestration infrastructure through the Alberta Carbon Grid, Pembina’s partnership with TC Energy Corporation, including successfully drilling an appraisal well in the Basal Cambrian Sands and progressing commercial agreements with anchor customers. The Alberta Carbon Grid is a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their GHG emissions and contribute positively to Alberta’s lower- carbon economy.

•

Advanced Pembina’s GHG emissions intensity reduction target by identifying GHG reduction opportunities across Pembina’s operations and deploying an emissions data management system to centrally track and report GHG emissions.

•	Supported the construction of Phase VIII Peace Pipeline Expansion, NEBC Pipeline system expansion plans, and reactivation of the Nipisi Pipeline.

•	Provided legal support for long-term customer agreements that support continued growth, including recontracting the Peace and Cochin Pipelines, and contracts to support the RFS IV expansion.

•

Contributed to a strong safety culture, including a 50% increase in positive safety recognitions, a 100% increase in leadership field engagement safety, a 35% reduction in serious incident frequency, a nearly 30% reduction in lost workdays and the launch of Pembina’s inaugural Contractor Safety Summit.

•

Enhanced employee and community engagement and advanced Pembina’s EDI strategy through Calgary and field-based townhalls, United Way campaign, Black History Month, National Day for Truth and Reconciliation, National Indigenous Peoples Day, Pride celebrations, and the second annual RISE awards (‘Recognize Individuals who Show Excellence’).

•	Executed Pembina’s Community Investment Strategy and made a net positive impact on communities where Pembina operates by investing over $11.5 million in supporting nearly 300 organizations.

•	Co-chaired Pembina’s Women’s Inclusion Network and advanced the inaugural Women in the Field Summit.

•	Enhanced ESG reporting, including issuing the Indigenous Story Report and expanding CDP and Sustainability Report disclosures.

•	Resolved a significant claim against Aux Sable by a counterparty to an NGL supply agreement.

•	Oversaw the renewal of Pembina’s insurance program.

•	Represented Pembina on the board of directors of Cedar LNG and Chinook Pathways.

Pembina Pipeline Corporation • 2024 Management Information Circular	88

Executive Compensation – Compensation and Share Performance

Compensation and Share Performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total direct compensation awarded to our named executives each year and our adjusted cash flow per share. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium- and long-term incentive awards. These are all indexed to $100 to provide a meaningful comparison.

Adjusted cash flow from operating activities per common share has increased from $4.27 per share in 2018 to $4.81 per share in 2023. This 13% increase is due to accretive organic growth and acquisitions over the period. In addition, the overall increase in total direct compensation awarded to our named executives from 2018 ($14.6 million) to 2023 ($23.1 million) can be attributed alignment of compensation closer to the median of the expanded compensation peer group approved for 2022 and higher short-term incentive awards due to strong corporate performance in 2022 and 2023—see pages 73 and 74.

Pembina’s cumulative total return for the five-year period ending December 31, 2023 was 53% compared to the index return of 71%. Please note that the returns in the chart cannot be directly compared to TSR shown on page 83 which is calculated over the PSU three-year performance period.

Pembina Pipeline Corporation • 2024 Management Information Circular	89

Executive Compensation – Compensation and Share Performance

		At December 31

	Jan 1, 2019	2019	2020	2021		2022	2023

Pembina total return ($)	100	125	84	115		145	153

S&P/TSX composite index ($)	100	123	130	162		153	171

Earnings per common share ($)	100	117	(38)	88		225	132

Adjusted EBITDA per common share[1] ($)	100	106	106	111		121	124

Cash flow from operating activities per common share ($)	100	111	92	108		119	107

Adjusted cash flow from operating activities per common share[1] ($)	100	102	97	112		113	113

Total direct compensation awarded to the named executives ($)	100	112	112	143	[2]	134	158

[1]	See Non-GAAP and other financial measures on page 106.
[2]

Total direct compensation awarded to the named executives for 2021 does not include additional compensation related to the leadership transition that occurred in 2021. Total direct compensation awarded to the named executives in 2021 includes:

•

total direct compensation paid to Michael Dilger, our previous President and Chief Executive Officer, from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;

•

total direct compensation paid to Scott Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim President and Chief Executive Officer;

•

total direct compensation paid to Cameron Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim Chief Financial Officer; and

•	the total direct compensation paid to each of Stuart Taylor, Jaret Sprott and Harry Andersen from January 1, 2021 to December 31, 2021.

Pay for performance

The graph on the next page compares our adjusted EBITDA per common share for the past five years to the total direct compensation awarded to the named executives, on an aggregate and per common share basis, as well as on a per common share basis as a percentage of adjusted EBITDA per common share. The graph shows a steady increase in adjusted EBITDA per common share since 2019 and total direct compensation paid to the named executives, per common share as a percentage of adjusted EBITDA per share, also increased during the same time period, although the increase did not follow as steady of a path due to the impacts of the pandemic in 2020 and a significant leadership transition that occurred in 2021. As noted above, the increase in total direct compensation awarded to the named executives, per common share as a percentage of adjusted EBITDA per common share from 2019 (0.54%) to 2023 (0.60%) can be attributed to an increase in base salaries to align salaries closer to the median of the expanded compensation peer group approved for 2022 and higher short-term incentive awards due to stronger corporate performance in 2022 and 2023—see pages 73 and 74.

Pembina Pipeline Corporation • 2024 Management Information Circular	90

Executive Compensation – Compensation and Share Performance

At December 31	2019	2020	2021[2]	2022	2023

Earnings per common share ($)	$2.66	($0.86)	$2.00	$5.14	$3.00

Adjusted EBITDA per common share[1] ($)	$5.97	$5.97	$6.24	$6.78	$6.95

Total direct compensation awarded to the named executives, per common share, as a percentage of adjusted EBITDA per common share (%)[1] (based on weighted average share count)	0.54%	0.50%	0.64%	0.52%	0.60%

Total direct compensation awarded to the named executives ($ millions)	16.4	16.3	20.9	19.5	23.1

Total direct compensation awarded to the named executives, per common share ($)	0.032	0.038	0.040	0.035	0.042

[1]	See Non-GAAP and other financial measures on page 106.
[2]	Total direct compensation awarded to the named executives in 2021 does not include additional compensation related to the leadership transition that occurred in 2021 and includes:
•	total direct compensation paid to Michael Dilger from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;
•

total direct compensation paid to Scott Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim President and Chief Executive Officer;

•

total direct compensation paid to Cameron Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim Chief Financial Officer; and

•	the total direct compensation paid to each of Stuart Taylor, Jaret Sprott and Harry Andersen from January 1, 2021 to December 31, 2021.

Pembina Pipeline Corporation • 2024 Management Information Circular	91

Executive Compensation – 2023 Executive Compensation Details

2023 Executive Compensation Details

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2021 to 2023.

		Salary[1] ($)	Share- based awards[2] ($)	Option-based awards[3] ($)	Non-equity incentive plan compensation Annual incentive plans[4] ($)	Pension value[5] ($)	All other compensation[6] ($)	Total compensation ($)

Scott Burrows[7,11] President and Chief Executive Officer	2023	1,250,000	6,000,000	1,500,000	2,567,200	120,139	89,290	11,526,629
	2022	1,250,000	5,000,000	1,250,000	2,515,600	1,208,425	87,082	11,311,107
	2021	668,182	4,152,000	1,713,000	729,477	271,411	46,515	7,580,585

Cameron Goldade[8] Senior Vice President and Chief Financial Officer	2023	545,834	1,100,000	275,000	665,600	104,656	46,721	2,737,811
	2022	492,535	654,000	163,500	563,700	287,563	38,453	2,199,751
	2021	319,886	770,000	362,500	167,200	100,591	27,555	1,747,232

Jaret Sprott[9] Senior Vice President and Chief Operating Officer	2023	633,333	1,820,000	455,000	900,800	184,139	50,057	4,043,329
	2022	533,333	1,100,000	275,000	682,400	236,691	40,493	2,867,917
	2021	450,000	864,000	1,166,000	446,100	109,761	34,061	3,069,922

Stuart Taylor Senior Vice President and Corporate Development Officer	2023	601,666	1,210,020	302,500	697,500	52,695	47,968	2,912,349
	2022	582,500	1,170,000	292,500	701,600	108,423	42,951	2,897,974
	2021	570,000	1,094,400	748,600	525,100	90,617	40,061	3,068,778

Janet Loduca[10] Senior Vice President, External Affairs and Chief Legal and Sustainability Officer	2023	541,667	1,100,000	275,000	628,000	95,181	46,512	2,686,360
	2022	486,667	1,000,000	250,000	586,200	126,819	39,655	2,489,341

Total	2023	3,752,500	11,230,020	2,807,500	5,459,100	556,810	280,548	23,906,478

[1]	Total base salary earned as of December 31 each year.
[2]	Share-based awards
•

The amount for 2023 represents the fair value of RSUs and PSUs granted to the named executives for 2023. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $46.26 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2022).

•

The RSUs granted in 2023 are scheduled to vest 1/3 per year, on December 31 of 2023, 2024 and 2025. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

•	The PSUs granted in 2023 are scheduled to vest on December 31, 2025 as long as the performance vesting criteria have been met.
•

The number of PSUs that vest, and the payout the named executives receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200% and the trading value of our common shares at the time of vesting. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

•	Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 80 for information about RSUs and PSUs.
[3]	Option-based awards
•	Option value is calculated as a percentage of base salary (see page 81).
•	We calculated the number of options granted using $11.11 per option, an estimate based on the Black-Scholes option pricing model using the key assumptions set out in the table to the right. This approach is consistent with the majority of companies in our peer group and is sensitive to the

Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price

5.66%	42.96%	3.47%	4.34 years	$45.08

assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $45.08 per option, the volume-weighted average price of Pembina shares on the TSX for the twenty days before November 15, 2022, to set the number of options for board approval for 2023 grants.

[4]	Short-term incentive awards earned for the year but paid in the following year.
[5]

Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 96 for information about our pension plans.

[6]	Includes the actual costs incurred by Pembina related to a car allowance, the Pembina group savings plan match, which provides up to 5% of annual salary on a matching basis, and parking.

Pembina Pipeline Corporation • 2024 Management Information Circular	92

Executive Compensation – 2023 Executive Compensation Details

[7]

Mr. Burrows was appointed President and Chief Executive Officer effective February 22, 2022. Mr. Burrows’ increase in compensation from 2021 to 2022 can be attributed to his appointment from Senior Vice President and Chief Financial Officer to Interim President and Chief Financial Officer in November 2021 and his appointment from Interim President and Chief Executive Officer to President and Chief Executive Officer in February 2022.

[8]

Mr. Goldade was appointed Senior Vice President and Chief Financial Officer August 25, 2022. Mr. Goldade’s increase in compensation from 2021 to 2022 can be attributed to his appointment from Vice President, Capital Markets to Interim Chief Financial Officer in November 2021 and his appointment from Interim Chief Financial Officer to Senior Vice President and Chief Financial Officer in August 2022.

[9]

Mr. Sprott was appointed Senior Vice President and Chief Operating Officer, effective February 22, 2022. Mr. Sprott’s compensation increase from 2022 to 2023 was primarily attributed to align with the revised market match of his chief operating officer role in the compensation peer group.

[10]	Ms. Loduca was not a named executive in 2021.
[11]	The increase to Mr. Burrows’ pension value in 2022 is largely due to the increase in his salary from 2021 to 2022 due to his appointment as President and Chief Executive Officer in February 2022.

Equity incentives

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options granted to the named executive officers that were outstanding at December 31, 2023.

	Option-based awards				Share-based awards

	Number of shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1] ($)	Number of shares or units of shares that have not vested[2,3]	Market or payout value of share-based awards that have not vested[2,3]	Market or payout value of vested share-based awards not paid out or distributed

Scott Burrows[4,5]
	135,014	45.71	Mar 6, 2030	-			-
	141,884	45.45	Mar 7, 2029	24,120
	300,000	37.31	Mar 22, 2028	2,493,000
	30,211	35.10	Mar 8, 2028	317,820
	8,314	30.43	Nov 16, 2027	126,290	120,785 RSUs	$5,510,212 RSUs
	34,885	43.67	Mar 9, 2027	68,026	12,479 RSU dividends	$569,298 RSU dividends
	18,106	46.86	Nov 11, 2026	-	Total RSUs: 133,264	Total RSUs: 6,079,509
	18,106	48.75	Aug 13, 2026	-
	36,212	48.43	Mar 4, 2026	-	163,322 PSUs	$7,450,750 PSUs
	15,151	45.45	Nov 12, 2025	2,576	14,523 PSU dividends	$662,517 PSU dividends
	15,152	46.27	Aug 14, 2025	-	Total PSUs: 177,845	Total PSUs: 8,113,267
	7,796	45.66	Nov 13, 2024	-
	5,197	42.97	Mar 6, 2024	13,772

Total:	766,028			3,045,603		$14,192,776

Cameron Goldade[4,5]
	24,752	45.71	Mar 6, 2030	-			-
	4,540	43.45	Oct 5, 2029	9,852
	14,018	45.45	Mar 7, 2029	2,383	20,082 RSUs	$916,141 RSUs
	70,000	37.31	Mar 22, 2028	581,700	2,047 RSU dividends	$93,377 RSU dividends
	4,211	35.10	Mar 8, 2028	44,300	Total RSUs: 22,129	Total RSUs: $1,009,518
	2,309	30.43	Nov 16, 2027	35,074
	2,309	35.39	Aug 18, 2027	23,621	25,621 PSUs	$1,168,830 PSUs
	2,310	43.67	Mar 9, 2027	4,505	2,169 PSU dividends	$98,968 PSU dividends
	875	46.86	Nov 11, 2026	-	Total PSUs: 22,790	Total PSUs: $1,267,798
	875	48.75	Aug 13, 2026	-

Total:	126,199			701,434		$2,277,316

Jaret Sprott[4]
	40,954	45.71	Mar 06, 2030	-			-
	31,215	45.45	Mar 07, 2029	5,307
	200,000	37.31	Mar 22, 2028	1,662,000
	15,158	35.10	Mar 8, 2028	159,462	13,455 RSUs	$613,817 RSUs
	18,707	35.39	Aug 18, 2027	191,373	1,036 RSU dividends	$ 47,274 RSU dividends
	37,414	43.67	Mar 9, 2027	72,957	Total RSUs: 14,491	Total RSUs: $661,091
	13,168	46.86	Nov 11, 2026	-
	13,168	48.75	Aug 13, 2026	-	42,686 PSUs	$1,947,335 PSUs

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Executive Compensation – 2023 Executive Compensation Details

	Option-based awards				Share-based awards

	Number of shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1] ($)	Number of shares or units of shares that have not vested[2,3]	Market or payout value of share-based awards that have not vested[2,3]	Market or payout value of vested share-based awards not paid out or distributed
	26,336	48.43	Mar 4, 2026	-	3,623 PSU dividends	$165,284 PSU dividends
	9,545	45.45	Nov 12, 2025	1,623	Total PSUs: 46,309	Total PSUs: $2,112,620
	9,546	46.27	Aug 14, 2025	-
	4,151	45.66	Nov 13, 2024	-

Total:	419,362			2,092,721		$2,773,710

Stuart Taylor[4]
	27,228	45.71	Mar 6, 2030	-			-
	33,201	45.45	Mar 7, 2029	5,644
	100,000	37.31	Mar 22, 2028	831,000	10,389 RSUs	$473,946 RSUs
	38,400	35.10	Mar 8, 2028	403,968	854 RSU dividends	$38,944 RSU dividends
	15,797	30.43	Nov 16, 2027	239,956	Total RSUs: 11,243	Total RSUs: $512,890
	15,797	35.39	Aug 18, 2027	161,603
	47,391	43.67	Mar 9, 2027	92,412	35,596 PSUs	$1,623,890 PSUs
	18,106	46.86	Nov 11, 2026	-	3,232 PSU dividends	$147,450 PSU dividends
	18,106	48.75	Aug 13, 2026	-	Total PSUs: 38,828	Total PSUs: $1,771,339
	36,212	48.43	Mar 4, 2026	-
	15,151	45.45	Nov 12, 2025	2,576
	15,152	46.27	Aug 14, 2025	-
	12,794	45.66	Nov 13, 2024	-

Total:	393,335			1,737,160		$2,284,229

Janet Loduca[4]
	24,752	45.71	Mar 6, 2030	-	9,235 RSUs	$421,301 RSUs	-
	28,377	45.45	Mar 7, 2029	4,824	752 RSU dividends	$ 34,312 RSU dividends
	10,340	40.26	Aug 15, 2028	55,422	Total RSUs: 9,987	Total RSUs: $455,613
	70,000	37.31	Mar 22, 2028	581,700
	8,292	35.10	Mar 8, 2028	87,232	31,314 PSUs	$1,428,545 PSUs
	1,803	31.98	Dec 22, 2027	24,593	2,819 PSU dividends	$128,600 PSU dividends
					Total PSUs: 34,133	Total PSUs: $1,557,145

Total:	143,564			753,771		$2,012,758

[1]	The value of an option is estimated at $45.62 per share (the closing price of our common shares on the TSX on December 29, 2023) less the exercise price of the option.
[2]	Includes:
•	1/3 of the RSUs granted in 2022 that vest and pay out on December 31, 2024; and
•	2/3 of the RSUs granted in 2023 that vest and pay out: 1/3 on December 31, 2024 and 1/3 on December 31, 2025.
•	Dividend units accrued at $2.55 for 2022 and $2.655 for 2023.

Estimated at $45.62 per share (the closing price of our common shares on the TSX on December 29, 2023).

[3]	Includes:
•	PSUs granted in 2022 that vest on December 31, 2024 (if performance vesting criteria have been met); and
•	PSUs granted in 2023 that vest on December 31, 2025 (if performance vesting criteria have been met).
•	Dividend units accrued at $2.55 for 2022 and $2.655 for 2023.

Estimated at $45.62 per share (the closing price of our common shares on the TSX on December 29, 2023). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 83 for information about the performance multiplier.

[4]

A one-time retention grant of options was issued to each of the named executives on March 23, 2021 in response to an increase in responsibilities and market conditions in 2021. The options expire on March 22, 2028. Unlike most of our option awards which vest 1/3 each year over three years, this retention grant vests 100% on the fourth anniversary of the grant.

[5]

Mr. Burrows’ and Mr. Goldade’s RSU amounts also include RSUs they were awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with their appointments to Interim President and Chief Executive Officer and Interim Chief Financial Officer on November 19, 2021, respectively (Mr. Burrows: 71,908 RSUs, Mr. Goldade: 11,985 RSUs). Unlike most of our RSU awards which have a three-year term and vest 1/3 each year, these RSU awards vest 100% after three years.

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Executive Compensation – 2023 Executive Compensation Details

Value vested or earned during the year on short-, medium- and long-term incentives

The table below shows the value of options, RSUs and PSUs granted to our named executive officers that vested in 2023, as well as the short-term incentive awards (non-equity incentive) earned for 2023.

	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year[3] ($)

Scott Burrows	464,416	3,009,945	2,567,200

Cameron Goldade	60,097	559,657	665,600

Jaret Sprott	344,069	1,471,103	900,800

Stuart Taylor	435,437	1,684,297	697,500

Janet Loduca	96,535	1,111,146	628,000
[1]

Value that would have been realized if options had been exercised on December 31, 2023, calculated as the difference between the closing price of our common shares on the TSX on December 29, 2023 ($45.62) and the exercise price of the options, multiplied by the number of options.

[2]

Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2023, along with the dividend units they earned to December 31, 2023 (see page 81). Dividends accrued each year as follows: 2021: $2.52; 2022 $2.55; and 2023: $2.655.

[3]	Annual incentive awards for 2023, which were paid in 2024.

Stock options exercised in 2023

The table below shows the stock options exercised by the named executives in 2023. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

	Grant year	Number of options exercised	Gain on the options exercised ($)

Scott Burrows	2020	8,314	84,883

	2021	10,210	86,223

Jaret Sprott	2020	18,707	272,448

	2021	15,158	150,346

Janet Loduca	2020	1,804	18,579

	2021	2,500	17,928

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Executive Compensation – 2023 Executive Compensation Details

Pension plan benefits

Pension plan

All full-time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the pension plan. We also offer a supplementary retirement plan available only to eligible employees. You can find more information about these plans in Note 21 to our 2023 Audited Consolidated Financial Statements, which can be found on our website (www.pembina.com) or SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated on January 1 of each calendar year by adding the participant’s age and the number of years of permanent service with Pembina. Prior to January 1, 2021, those with fewer than 50 points were in the defined contribution plan and those with 50 points or more were in the defined benefit plan.

Effective January 1, 2021, Pembina revised the eligibility requirements for the defined benefit plan. Employees whose age plus years of service was 40 points at January 1, 2021 were given a one-time opportunity to remain in the defined contribution plan or move to the defined benefit plan when they reach 50 points. All other employees will remain in the defined contribution plan. Newly appointed executives will be given the choice of participating in either the defined benefit or defined contribution plan.

Early retirement starts at age 55 and normal retirement at age 65.

Defined contribution plan

Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan for employees not otherwise eligible for the defined benefit plan as follows:

•	5% of the employee’s base earnings semi-monthly for employees with less than 40 points; and
•	10% of the employee’s base earnings semi-monthly for employees greater than 40 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4% of the employee’s highest three-year average base salary in the final 120 months of employment multiplied by the employee’s defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25% for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by financial assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Eligible employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada).

Liabilities under the supplementary plan are unsecured.

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Executive Compensation – 2023 Executive Compensation Details

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

				Present value of defined benefit obligation as at January 1, 2023 ($)	Compensatory change[3] ($)	Non- compensatory change[4] ($)	Present value of defined benefit obligation as at December 31, 2023 ($)
	Years of credited service	Annual benefits payable[2] ($)
		at year end	at age 65

Scott Burrows[1]	9.0	133,064	526,458	1,477,278	120,139	405,125	2,002,542

Cameron Goldade[1]	6.5	41,200	205,689	409,481	104,656	125,673	639,810

Jaret Sprott	9.0	67,900	244,572	659,482	184,139	197,234	1,040,855

Stuart Taylor	14.5	118,699	140,389	1,585,230	52,695	188,868	1,826,793

Janet Loduca	3.2	21,325	91,000	188,614	95,181	57,654	341,449

[1]

Mr. Burrows became eligible for the defined benefit pension plan on January 1, 2015. He is also entitled to benefits under the defined contribution plan in the amount of $100,128. Mr. Goldade became eligible for the defined benefit pension plan on July 1, 2017 and is also entitled to benefits under the defined contribution plan in the amount of $53,502.

[2]

Annual benefits payable represents the estimated annual pension, excluding any applicable early retirement reductions that would be received by the named executive based on years of credited service and actual executive earnings as at December 31, 2023.

[3]

The compensatory change is the increase or decrease in the pension obligation for 2023, which includes the annual service cost, differences between actual and estimated compensation and the impact of plan changes, if any. Compensatory changes may fluctuate year-to-year as changes in compensation impact the pension obligation for all years of credited service.

[4]

The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2023 and changes to mortality rate tables and discount rates.

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Executive Compensation – 2023 Executive Compensation Details

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan

Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

•   grants made during the retirement year are prorated to the retirement date

•   unvested options continue to vest, and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement

Resignation[1]	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Death	• none	• unvested RSUs and PSUs become fully vested and are paid out as soon as possible thereafter, including al dividend units

•   all unvested options vest immediately and all options may be exercised by the legal representative(s) of the estate during the first 365 days following death but prior to the expiry date of the options

Constructive dismissal	• retiring allowance (see page 99)	• same as retirement	• same as retirement

Termination without cause	• retiring allowance (see page 99)	• same as retirement	• same as retirement

Termination with cause	• none	• same as resignation	• options expire immediately

Change of control[2]	• none

•   unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

•   the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

•   option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[3,4]

[1]

If the CEO voluntarily resigns prior to January 1, 2025 all share and option awards are paid out in accordance with the terms in the table. In the event the CEO voluntarily resigns after January 1, 2025 all share and option awards vest and are paid out the same as they would otherwise be paid out on retirement.

[2]

If any named executives are offered continued employment on comparable terms following a change of control, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

[3]

The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina’s common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina’s shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

[4]

If any named executive officer is not offered continued employment on comparable terms following a change of control, all of such named executive officer’s unvested options will fully vest on the effective date of the change of control.

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Executive Compensation – 2023 Executive Compensation Details

Retiring allowances

We grant cash payments called retiring allowances to the named executives for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These events are defined in the employment agreements. Under these circumstances, executives are entitled to receive a retiring allowance payment equal to the notice period specified in the executive’s contract (two years for all named executives) multiplied by the sum of the executive’s:

•	salary for the current year;
•	another 20% of current salary (in lieu of employment benefits and certain other payments); and
•	the simple average of annual short-term incentive awards for the past three years.

An executive entitled to a retiring allowance payment can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, an executive is required to deliver a release in favour of the company from any further obligation or liability and agreeing to maintain their share ownership requirements for one year from the termination date.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•

change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; or

•	another comparable event, as determined by the board.

Share unit plan

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	the majority of directors step down from the board; or
•	another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means payments are made only if the chief executive officer, chief financial officer and other senior vice presidents are not offered continued employment on comparable terms following a change of control.

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all our assets and undertakings;
•	the company becoming subject to a takeover bid; or
•	another comparable transaction.

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Executive Compensation – 2023 Executive Compensation Details

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2023 (with and without a change of control).

				Share unit plan payments[4] ($)		Option plan payments[6] ($)		Totals ($)

	Salary[1] ($)	Short-term incentive award[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3]	Change of control and termination[5]	Termination without cause/ constructive dismissal	Change of control and termination	Termination without cause/ constructive dismissal	Change of control and termination

S. Burrows	2,500,000	3,874,851	500,000	14,192,776	14,192,776	3,045,603	3,045,603	24,113,231	24,113,231

C. Goldade	1,100,000	931,000	220,000	2,277,316	2,277,316	701,434	701,434	5,229,750	5,229,750

J. Sprott	1,300,000	1,352,867	260,000	2,773,710	2,773,710	2,092,721	2,092,721	7,779,298	7,779,298

S. Taylor	1,210,000	1,282,800	242,000	2,284,229	2,284,229	1,737,160	1,737,160	6,756,189	6,756,189

J. Loduca	1,100,000	1,031,133	220,000	2,012,758	2,012,758	753,771	753,771	5,117,662	5,117,662
[1]	2023 base salary multiplied by the notice period (see page 99).
[2]	Notice period multiplied by the average of the short-term incentive awards earned for 2021, 2022 and 2023.
[3]	On a termination without cause or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $45.62 per share (the closing price of our common shares on the TSX on December 29, 2023). Includes RSUs and PSUs accrued as dividend equivalents and PSU performance at target.
[5]

Amounts under the share unit plan are payable following a change of control only if any of the named executives are not offered continued employment on comparable terms. See page 98 for more information.

[6]

The value of options is estimated at $45.62 per share (the closing price of our common shares on the TSX on December 29, 2023) less the stock option grant price multiplied by the number of outstanding options. See page 93 for details.

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Executive Compensation – 2023 Executive Compensation Details

Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issuance from treasury under our long-term incentive plans at the end of 2023:

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2023: 1.9%

•	2023 grants as a percentage of common shares outstanding (burn rate): 0.1% (2022: 0.1%; 2021: 0.5%)

	Number of securities reserved for issuance upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in (a)) (c)
Equity compensation plans approved by securityholders	10,683,017	$42.38	6,927,650

Total	10,683,017	$42.38	6,927,650

Stock option plan

The stock option plan was introduced in 2011 and amended in 2017, 2020, 2022 and 2023. In February 2020, the board approved an amendment to the plan to allow for immediate vesting of options in the event of death for all eligible employees. In August 2022, the board approved an amendment to the plan to allow for options to be exercised on a net settlement basis to reduce share dilution, and in August 2023, the board approved an amendment to provide clarity on the treatment of stock options upon termination. None of these amendments required shareholder approval.

In 2021, we reduced the number of stock options granted on an annual basis, limiting stock option grants to senior and executive level employees only. In 2024, stock option grants will be further limited to executive level employees only.

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.

Eligibility	Executive level employees.

Award	Options to buy common shares. Options cannot be assigned or transferred.

Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan (6.9% of 549,396,694 issued and outstanding common shares as at December 31, 2023). We have issued 19,047,341 common shares for option exercises under the plan since its inception in 2011 and a further 1,341,992 options were surrendered in connection with net settlement exercises of common shares. Therefore, there are 17,610,667 common shares remaining for future issuance (3.21% of issued and outstanding common shares as at December 31, 2023). Out of the 17,610,667 common shares remaining for future issuance under the plan, 10,683,017 have been reserved for issuance upon the exercise of options. Accordingly, as at December 31, 2023, 6,927,650 options were available for issuance under the plan.

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future. Shares reserved for issuance and withheld from issuance under the net settlement option exercise method are not available to issue in the future and are removed from the reserve.

Shares issuable and outstanding Also see Note 21 to our 2023 Audited Consolidated Financial Statements

As at December 31, 2023 there were 10,683,017 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•   exercise prices: from $26.83 to $49.78;

•   average weighted exercise price: $42.38;

•   expiration dates: from March 2024 to December 2030; and

•   1.9% of common shares outstanding.

Granting and issuing stock options	The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest 1/3 each year over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire during or within 10 days of the end of a trading blackout.

Each option that vests can be used to buy one common share.

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Executive Compensation – 2023 Executive Compensation Details

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

Net settlement/cashless exercise	A participant may exercise options on a net settlement basis and receive a number of common shares with a market value equal to the in-the-money value of such options at the time of exercise, rather than tendering the exercise price in cash and receiving a number of shares equal to the number of options exercised. The number of underlying common shares reserved for issue under the options exercised on a net settlement basis, and not the actual number of shares issued, will be deducted from the plan.

Termination and change of control	In the case of all terminations, except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):
• unvested options expire immediately; and
• vested options can be exercised within 90 days of notice of termination or the last day of active employment (whichever is later).
In the case of a termination for cause:
• unvested options expire immediately; and
• vested options are forfeited.
On a change of control:
• option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:
• the transaction does not provide for substitution or replacement of Pembina’s common shares;

•   the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or• the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or

• the replacement securities are not (or will not be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:
• completion of a merger, amalgamation or an arrangement;
• sale of all or substantially all our assets and undertakings;
• the company becoming subject to a takeover bid; or
• another comparable transaction.

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 549,396,694 common shares as at December 31, 2023) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit

Individual insiders: same as individual limit, but excluding common shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding common shares issued to insiders as a group under the stock option plan or any other equity-based compensation arrangement in the preceding one- year period.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes to outstanding awards that could affect them negatively.

The following changes require approval of a majority of shareholders:

• increasing the number (or percentage) of shares that can be issued through the plan;
• making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option);
• extending the expiry date of an option (except to avoid a trading blackout period);
• adding new types of eligible participants;

•   changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

• making changes to types of changes that can be made to the plan with and without shareholder approval. Plan changes may also need to be approved by the applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.

Closing the plan	The board can suspend or terminate the plan at any time.

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Executive Compensation – 2023 Executive Compensation Details

Share unit plan

The share unit plan was introduced in 2010.
Plan administration	The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:
• whether awards should be granted;
• when awards will be granted;
• who will receive awards;
• grant dates, performance and vesting periods;
• the fair market value of common shares;
• how the number of RSUs and PSUs granted will be determined;
• time, performance and other vesting conditions (including multipliers);
• setting, changing and rescinding plan and grant agreements, regulations and terms;
• interpreting the plan and any related grant agreements; and
• all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board’s charter and subject to the plan’s rules and other restrictions.

Changing the plan	The board can make changes to the plan without shareholder approval but grant holders must consent to any changes that could affect them negatively.
At any time, the board may decide to:
• accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;
• waive any term or condition attached to an award; or
• decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by the applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.

Change of control	See Termination and change of control on page 98.

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General Information

This section includes other important information about Pembina and our directors and executive officers.

You can find more information about Pembina on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

General Information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2023, none of the nominated directors, and none of their respective associates or affiliates:

•

has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors);

•

had or has a material interest, direct or indirect, in any transaction since January 1, 2023 or in any proposed transaction that has materially affected or will materially affect Pembina or any of our subsidiaries; or

•	is currently indebted to Pembina or any of our subsidiaries or has been at any time since January 1, 2023.

Advisories

Forward-looking information

This document contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”), including forward-looking statements within the meaning of the “safe harbor” provisions of applicable securities legislation, that are based on Pembina’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as “continue”, “anticipate”, “schedule”, “will”, “expects”, “estimate”, “potential”, “planned”, “future”, “outlook”, “strategy”, “protect”, “trend”, “commit”, “maintain”, “focus”, “ongoing”, “believe” and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina’s corporate strategy, including its strategic priorities and their expected impact on Pembina; statements and expectations related to Pembina’s commitment to, and the effectiveness and impact of, its ESG initiatives, goals and targets, including GHG emissions reductions targets and EDI targets; expectations relating to the development and anticipated benefits of Pembina’s new projects and developments, including the Alberta Carbon Grid and the Cedar LNG Project, including the expected timing thereof; statements regarding the Alliance/Aux Sable Acquisition, including the expected closing date and the anticipated benefits thereof; and statements regarding the goals and outcomes of our compensation for directors and named executive officers, as well as future actions taken in respect thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this circular regarding, among other things: the success of Pembina’s operations; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; and certain other assumptions in respect of Pembina’s forward-looking statements detailed in Pembina’s Annual MD&A and Annual Information Form for the year ended December 31, 2023 and from time to time in Pembina’s public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions nonperformance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital; changes in credit ratings; and certain other risks and uncertainties detailed in Pembina’s Annual MD&A and Annual Information Form for the year ended December 31, 2023 and from time to time in Pembina’s public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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General Information

Non-GAAP and other financial measures

Throughout this circular, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina’s financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina’s financial performance to investors and analysts.

In this circular, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities per common share and total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share. These non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. These measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to measures and ratios of Pembina’s financial performance or cash flows specified, defined or determined in accordance with GAAP, including revenue, earnings (loss) before income tax and earnings per share and cash flow from operating activities.

Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share

Total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share is a non-GAAP ratio and is calculated by dividing total direct compensation awarded to the named executives, per share, by adjusted EBITDA per share.

Management utilizes total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share as it believes the measure provides useful information to investors for comparing compensation paid by the company to its named executives relative to company performance.

Additional information

Additional information relating to adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities per common share, including disclosure of the composition of such non-GAAP financial measures and non-GAAP ratios, an explanation of how such non-GAAP financial measures and non-GAAP ratios provides useful information to investors and the additional purposes, if any, for which management uses such non-GAAP financial measures and non-GAAP ratios, an explanation of the reason for any change in the label or composition of such non-GAAP financial measures and non-GAAP ratios from what was previously disclosed and a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP, is contained in the “Non-GAAP & Other Financial Measures” section of the MD&A, which section is incorporated by reference in this circular. The MD&A is available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and Pembina’s website (www.pembina.com).

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Schedule “A” Board Charter

I.	GENERAL

The Board of Directors (the “Board”) has the responsibility to supervise the management of the business and affairs of Pembina Pipeline Corporation (the “Corporation”) and all entities controlled by the Corporation (collectively “Pembina”) in the best interests of the Corporation, including holders of the Corporation’s shares (the “Shareholders”). A fundamental objective of the Board is to enhance and preserve the amount of cash to be distributed to the Corporation’s Shareholders, to enhance and preserve the long-term value and success to the Corporation, to confirm that Pembina meets its obligations on an ongoing basis and to confirm that Pembina operates in a safe and reliable manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, customers and communities).

The Board has responsibility for managing its own affairs and the stewardship of Pembina, including constituting committees of the Board and determining director compensation. The Board oversees the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct.

The Board carries out its responsibilities with a view to the purpose of Pembina. Its role is to support Pembina’s commitment to achieving its strategy, including its four strategic priorities:

1.	To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.

To thrive, we will invest in energy transition to improve the basins in which we operate. We will prioritize lighter commodities as we continue to invest in new infrastructure and expand our portfolio to include new businesses associated with lower-carbon commodities.

3.

To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.

4.	To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:

•	Employees say we are the ‘employer of choice’ and value our safe, respectful, collaborative, and inclusive work culture.
•	Communities welcome us and recognize the net positive impact of our social and environmental commitment.
•	Customers choose us first for reliable and value-added services.
•	Investors receive sustainable industry-leading total returns.

This Charter operates in conjunction with the Corporation’s Governance Guidelines, the respective charters of each of the Board’s committees and the chair of the Board (the “Board Chair”).

II.	MEMBERSHIP

The Board is to consist of a minimum of five (5) and a maximum of thirteen (13) directors. A majority of the Board must be directors who are independent pursuant to the Corporation’s Director Independence Guidelines and applicable law.

The Board shall propose the list of nominees for individual election as directors of the Corporation to be put before the annual meeting of Shareholders of the Corporation to be effected by an ordinary resolution passed by a majority of the votes cast by Shareholders.

III.	BOARD CHAIR

The Board will appoint the Board Chair annually, who must be independent, as determined pursuant to the Corporation’s Director Independence Guidelines and applicable law.

The Board has approved and will periodically review and approve any changes to the position description for the Board Chair.

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IV.	COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a)	Audit Committee;

(b)	Human Resources and Compensation Committee;

(c)	Safety, Environment and Operational Excellence Committee; and

(d)	Governance, Nominating and Corporate Social Responsibility Committee.

Each committee will function according to a written charter and will annually review and assess the adequacy of their committee charter and make any recommendations for amendments to the Governance, Nominating and Corporate Social Responsibility Committee. The Governance, Nominating and Corporate Social Responsibility Committee will review and recommend any changes it deems necessary to the Board for approval.

V.	MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including, other than as required by law:

(a)	submitting to Shareholders any matter requiring their approval;

(b)	filling vacancies among the directors or appointing additional directors;

(c)	approving borrowing;

(d)	authorizing Pembina to issue debt or equity securities, declare dividends, or purchase the Corporation’s own shares;

(e)	approving prospectuses, if any;

(f)

approving continuous disclosure documents which are “core” documents, including annual and interim financial statements, the related management’s discussion and analysis and earnings press releases related thereto, annual information form, and management information circulars;

(g)	adopting, amending or repealing by-laws;

(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;

(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;

(j)	directing management to implement systems that are designed to ensure that Pembina operates within applicable laws and regulations, and to the highest ethical and moral standards;

(k)

satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO’s leadership in the creation of a culture of integrity throughout the Corporation; and

(l)	with the assistance of reports and/or recommendations of the Human Resources and Compensation Committee:

(i)	appointing and approving the remuneration of the CEO and the other senior executive officers, and providing them with advice and counsel in the execution of their duties;

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(ii)	monitoring and evaluating the performance of the CEO and other senior executive officers;

(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and

(iv)	approving the adoption of equity compensation plans, stock option grants and short-term and long-term incentive plan criteria targets and awards.

VI.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for Pembina and to participate with management in developing and approving a strategy to achieve these goals. The Board will:

(a)

adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and

(b)	monitor the Corporation’s performance against its strategic plan.

VII.	RISK MANAGEMENT

A.	General Oversight

The Board has the responsibility to understand the principal risks of the business in which Pembina is engaged and verify that Pembina achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of Pembina.

The Board will:

(a)	confirm that a management system is in place to identify the principal risks to Pembina and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

(c)	confirm that processes are in place to comply with the declaration of trust governing the Corporation’s by-laws, Code of Conduct, and all other significant policies and procedures.

B.	Enterprise Risk Management

The Board is directly responsible for overseeing the risk identification, assessment and management program of the Corporation by discussing guidelines and policies to govern the process by which risk identification, assessment and management is undertaken. At least annually, in conjunction with senior management, internal legal counsel and, as necessary, external legal counsel and the Corporation’s internal and external auditors, the Board will review the following:

(a)

the Corporation’s method of reviewing significant risks inherent in the Corporation’s business, assets, facilities, and strategic directions, including the Corporation’s risk management and evaluation process;

(b)

guidelines and policies with respect to risk assessment and risk management, including the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

(c)	the Annual Corporate Enterprise Management Risk Assessment and updates;

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(d)	the major financial risk exposures and steps management has taken to monitor and manage such exposures;

(e)

the loss prevention policies, risk management programs, disaster response and recovery programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations; and

(f)	other risk management matters from time to time as the Board may consider appropriate.

VIII.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)

approve annual and interim financial statements, management’s discussion and analysis and the related earnings press releases and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b)	approve annual operating and capital budgets;

(c)	approve and recommend to the shareholders the appointment of the external auditors and their compensation;

(d)

confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(e)	approve significant changes in accounting practices or policies.

IX.	DIRECTOR COMPENSATION

The Board, based upon recommendations of the Human Resources and Compensation Committee, will periodically review and approve the adequacy and form of directors’ compensation, including compensation of the Board Chair and committee members and chairs, to confirm that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

X.	BOARD AND COMMITTEE EVALUATION

The Board, in conjunction with the Governance, Nominating and Corporate Social Responsibility Committee, is responsible for establishing the evaluation criteria for assessing the performance and effectiveness of individual directors, the Board Chair, the committee chairs, the committees and the Board as a whole and for implementing the process for such evaluations. On an annual basis: (i) the Board Chair facilitates the assessments of the individual directors, the committee chairs, the committees and the Board as a whole; and (ii) the chair of the Governance, Nominating and Corporate Social Responsibility Committee facilitates the assessment of the Board Chair. The Board Chair and the chair of the Governance, Nominating and Corporate Social Responsibility Committee report their findings to the Board.

XI.	SELECTION OF NEW DIRECTOR CANDIDATES

The Board is responsible for approving a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Governance, Nominating and Corporate Social Responsibility Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making, and the importance of having diversity on the Board (giving consideration to the Board Diversity Policy) while ensuring the education, experience and necessary skills and competencies required as a whole, and will take this into account in considering new nominees.

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XII.	DIRECTOR QUALIFICATION STANDARDS

The Corporation’s objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business, giving consideration to the Board Diversity Policy.

The role of selecting an individual to become a director belongs to the Governance, Nominating and Corporate Social Responsibility Committee, subject to recommendation to the Board for approval.

XIII.	ORIENTATION AND ONGOING EDUCATION

The Board shall confirm an orientation process is in place for new directors and committee members and educational opportunities are available for the ongoing development and education of existing directors as presented by the Governance, Nominating and Corporate Social Responsibility Committee.

XIV.	CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Corporation’s approach to corporate governance and has adopted Corporate Governance Guidelines that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors, and Board operations.

The Board:

(a)	will establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;

(b)	is responsible to establish committees and initially approve their respective charters and the limits of authority delegated to each committee;

(c)

has established written Rules of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;

(d)	requires directors to obtain approval prior to serving on the board of directors or executive of other publicly traded or for-profit companies;

(e)

annually reviews whether any two (2) or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;

(f)

annually approves the nomination of directors, as recommended by the Governance, Nominating and Corporate Social Responsibility Committee, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the Board as a whole;

(g)

annually determines, with the Governance, Nominating and Corporate Social Responsibility Committee the independence of directors, as well as the qualifications of the Audit Committee and the Human Resources and Compensation Committee, pursuant to the Director Independent Guidelines and applicable law;

(h)	arranges for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and

(i)

has established a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which they sit.

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XV.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics Policy that governs the behaviour of the Corporation’s directors, officers and employees. The Board:

(a)	has established procedures for monitoring compliance with such code; and

(b)	must approve any amendments and waivers of such code and ensure disclosure of any amendments and waivers, as required by applicable law or regulation.

XVI.	ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Board in conjunction with the Governance, Nominating and Corporate Social Responsibility Committee will oversee the Corporation’s approach to sustainability and environmental, social and governance (ESG) matters, including review of the Corporation’s sustainability reports.

XVII.	STAKEHOLDER COMMUNICATION

The Board will confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure and will establish procedures for receiving feedback from stakeholders and establish a process for communications to the Board.

The Board adopted a Disclosure Policy relating to, among other matters, the confidentiality of the Corporation’s business information and the timely reporting of developments that have a significant and material impact on the value of the Corporation.

XVIII.	BOARD MEETINGS

A.	Number of Board Meetings

The Board will meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B.	Conduct of Meetings

Board and committee meetings shall be conducted in a manner which facilitates open communication, meaningful participation and timely resolution of issues.

C.	Notice of Meeting

Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by email);

(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c)	be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the Board members; and

(d)

if documentation is to be considered at the meeting, it should be provided seven (7) days in advance of the meeting if practicable, and in any event with reasonably sufficient time to review documentation. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

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D.	Agenda for Board Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E.	Quorum and Voting

A quorum for a meeting of the Board is a majority of the members present or such greater number of directors as the Board may from time to time determine. A director may attend a meeting in person or by means of electronic, telephone or other communications facilities that permit all persons participating to hear each other.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question.

If the Board Chair is not present at a meeting of the Board a Chair will be selected from among the independent members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

F.	Non-Directors at Board Meetings

The Board believes there is value in having certain members of management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

The Board may also invite others to attend any part of any meeting of the Board as it deems appropriate. This includes, but is not limited to, members of management, any employee, the Corporation’s legal counsel, external auditors and consultants.

G.	In-Camera Sessions

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non-independent directors and members of management are not in attendance.

H.	Minutes of Meetings

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation’s records and will be available for review by the Board, the external auditor and as required pursuant to applicable law.

XIX.	ADDITIONAL RESPONSIBILITIES

A.	Review of Charter

The Board shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate.

B.	Review of Policies

The Board shall review proposed changes to Board policies relating to the matters set out in this Charter, annually or as it otherwise deems appropriate.

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